     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 13, 2000



                                                      REGISTRATION NO. 333-35258

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                 --------------
                                  OMNICELL.COM
             (Exact name of registrant as specified in its charter)

           DELAWARE                          3571                         94-3166458
 (State or other jurisdiction    (Primary Standard Industrial          (I.R.S. Employer
              of                 Classification Code Number)         Identification No.)
incorporation or organization)

                               ------------------

                             1101 EAST MEADOW DRIVE
                          PALO ALTO, CALIFORNIA 94303
                                 (650) 251-6100

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ------------------

                                Sheldon D. Asher
                     President and Chief Executive Officer
                             1101 East Meadow Drive
                          Palo Alto, California 94303
                                 (650) 251-6100

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ------------------

                                   Copies to:

          James C. Gaither, Esq.                              Gary J. Kocher, Esq.
         Robert J. Brigham, Esq.                        Christopher H. Cunningham, Esq.
            COOLEY GODWARD LLP                             PRESTON GATES & ELLIS LLP
           Five Palo Alto Square                          701 Fifth Avenue, Suite 5000
            3000 El Camino Real                          Seattle, Washington 98104-7078
     Palo Alto, California 94306-2155                            (206) 623-7580
              (650) 843-5000

                               ------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

   As soon as practicable after the Registration Statement becomes effective.
                               ------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                               ------------------

                        CALCULATION OF REGISTRATION FEE


                                                         PROPOSED MAXIMUM     PROPOSED MAXIMUM
       TITLE OF SECURITIES            AMOUNT TO BE        OFFERING PRICE          AGGREGATE            AMOUNT OF
        TO BE REGISTERED               REGISTERED            PER SHARE        OFFERING PRICE(1)   REGISTRATION FEE(2)
Common Stock.....................       4,600,000             $14.00             $64,400,000            $17,002


(1) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.


(2) $15,180 has previously been paid.

                               ------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SUBJECT TO COMPLETION, DATED JUNE 13, 2000


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

[OMNICELL.COM LOGO]

            SHARES

COMMON STOCK


This is the initial public offering of Omnicell.com, and we are offering 4,000,000 shares of our common stock. We anticipate that the initial public offering price will be between $12.00 and $14.00 per share.



We have applied for listing of our common stock on the Nasdaq National Market under the symbol "OMCL."


INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                UNDERWRITING
                                                              PRICE TO          DISCOUNTS AND    PROCEEDS TO
                                                              PUBLIC            COMMISSIONS      OMNICELL.COM
Per Share                                                     $                 $                 $
Total                                                         $                 $                 $


We have granted the underwriters the right to purchase up to 600,000 additional shares to cover over-allotments.


DEUTSCHE BANC ALEX. BROWN

           DONALDSON, LUFKIN & JENRETTE

                      BANC OF AMERICA SECURITIES LLC

                                 U.S. BANCORP PIPER JAFFRAY

The Date of this prospectus is         , 2000

                               INSIDE FRONT COVER

    Supply Chain Management for Healthcare (header, centered)


    Omnicell.com has a seven-year track record of helping healthcare facilities gain control over their supply chains. We have installed over 14,000 automation systems at over 1,300 customer facilities and have completed more than 1,250 interfaces with back-end information systems. In 1999, we generated more than $50 million in revenue. In addition, Omnicell.com offers an e-procurement solution, the Omnicell Commerce Network, that incorporates and extends Commerce One's B2B e-commerce technology into healthcare. (upper half)


    - Person and two automated dispensing cabinets (images)

    - Map of southern Canada and the United States (images), annotated with number of automation system facilities per state and symbols representing Omnicell Commerce Network participants currently transacting

    - Omnicell Commerce Network Logo image (lower left)

    - Powered by Commerce One Logo image (lower left)

    - OmniBuyer application screen shot image (lower right)

    - Omnicell.com Logo image (footer, centered)

                         INSIDE FOLDOUT PANELS 1 AND 2

    Linking the Healthcare Supply Chain, Starting with the Buyer (top left)

    The Omnicell Commerce Network

    The Omnicell Commerce Network is an e-commerce service that consists of two Web-based applications, OmniBuyer and OmniSupplier.

    OmniBuyer provides buyers:

    - online automation of front-end business rules

    - online access to customized multi-supplier catalogs

    - reduced processing costs and pricing disputes


    - integration with back-end information systems



    - Web-enabled back-end information systems


    - access to low-cost information services

    OmniSupplier provides suppliers:

    - a single point of connection with all buyers

    - reduced transaction costs

    - reduced customer service costs

    - access to new markets and customers (lower left)

    Omnicell.com Logo image (lower left corner)

    - Healthcare facility image, including images of generic people and automation systems (center)


    - OmniBuyer application screen shot image (left center)


    Commerce One Global Trading Web text within image (top right)

    Manufacturers, distributors, GPOs, online marketplaces, auction sites text within image (upper right)

    Omnicell Commerce Network Logo image (upper right)

    Two movable automated dispensing cabinets image (lower right)

    Automated dispensing cabinet image (lower right)

    Automation Systems

    Our automation systems manage and dispense medical supplies and pharmaceuticals directly to healthcare professionals at the point of use throughout the healthcare facility, reducing waste and inefficiency. (lower right)

                               INSIDE BACK COVER

    Supply Chain Management for Healthcare (header, centered)

    Automation Systems (centered)

    - Seven automated dispensing cabinet images (upper half)

    Omnicell Commerce Network Logo image (centered)

    - Three OmniBuyer application screen shot images (lower half)

    Omnicell.com Logo image (footer, centered)

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS DOCUMENT AND DOES NOT CONTAIN ALL OF THE INFORMATION YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. TO UNDERSTAND THE RISKS INVOLVED, YOU SHOULD CAREFULLY READ THE ENTIRE PROSPECTUS, INCLUDING THE "RISK FACTORS" SECTION AND THE FINANCIAL STATEMENTS, BEFORE MAKING AN INVESTMENT DECISION.

                                  OMNICELL.COM


    We provide a comprehensive, buyer-focused, supply chain management solution that addresses the limitations of the traditional healthcare supply chain. We target delivery of our solution to healthcare facilities, the buyers in the healthcare supply chain. The Omnicell Commerce Network and our supply and pharmacy automation systems streamline procurement and inventory management processes for hospitals and alternate care facilities. We integrate these functions with healthcare facilities' existing back-end information systems to provide coordinated decision making and purchasing of medical and non-medical supplies. These back-end information systems include enterprise resource planning (ERP), healthcare information, materials management and purchasing systems. Our systems improve efficiencies and generate substantial cost savings throughout the healthcare enterprise. In addition, our position as a neutral and unbiased electronic-commerce (e-commerce) facilitator enables healthcare buyers to connect directly to suppliers without any channel management on our part. We also provide suppliers (including manufacturers, distributors, group purchasing organizations (GPOs), online marketplaces and online auction sites) an attractive means to reduce their sales, marketing and customer support costs and potentially grow their revenues.



    The Omnicell Commerce Network consists of two Web-based applications, OmniBuyer and OmniSupplier, that incorporate and extend Commerce One, Inc.'s business-to-business e-commerce technology platform into healthcare. Commerce One is a leading provider of solutions for businesses that link buyers and sellers of goods and services into trading communities over the Internet. With OmniBuyer and OmniSupplier, we connect buyers and suppliers to create a network that provides healthcare buyers with access to medical and non-medical products and services. The Omnicell Commerce Network provides a single online point of entry for the procurement needs of healthcare buyers. We have structured the network based on an application service provider (ASP) business model. As an ASP, we host our software applications from a central site rather than selling the software to each healthcare facility, and deliver our applications over secured Internet connections for a monthly fee.


    Our automation systems manage and dispense medical supplies and pharmaceuticals directly to healthcare professionals throughout a healthcare facility at the point of use. These automation systems consist of modular, secured and computerized cabinets that track transaction data, inventory levels, expenses and patient billing. Since 1993, we have installed over 14,000 cabinets in over 1,300 healthcare facilities. We estimate that approximately
$600 million in medical supplies flowed through our installed automation systems in 1999.


    In 1999, we generated revenue of approximately $50.4 million, all of which was derived from the sale and lease of our automation systems and related services. We have received only minimal revenues from the Omnicell Commerce Network in 2000.

                                  OUR PRODUCTS

OMNIBUYER


    OmniBuyer is a secure Web-based procurement application that automates and integrates healthcare buyers' front-end requisition and approval processes that include buyer-specific business rules, such as spending limits, negotiated pricing, approval routing and customized access profiles. OmniBuyer is based on Commerce One's BuySite technology that we customize to meet the complex needs of healthcare buyers. Our OmniBuyer service provides the following benefits to healthcare buyers:



    - online automation of front-end requisition and approval functions;


    - online access to customized multi-supplier catalogs;

    - reduced processing costs and pricing disputes;


    - integration with back-end information systems;



    - Web-enabled back-end information systems; and


    - access to low-cost information services.

OMNISUPPLIER

    OmniSupplier is a secure Web-based application that enables suppliers to connect and transact with our OmniBuyer customers. OmniSupplier is based on Commerce One's MarketSite technology that we customize to meet the complex needs of healthcare suppliers. Our OmniSupplier service offers the following benefits to suppliers:

    - single point of connection with all buyers;

    - reduced transaction costs;

    - reduced customer service costs; and

    - access to new markets and customers.

AUTOMATION SYSTEMS

    Our automation systems consist of modular, secured and computerized cabinets and related software technology that manage and dispense medical supplies and pharmaceuticals. We have one line of supply cabinets and two lines of pharmacy cabinets, OmniCell pharmacy systems and Sure-Med cabinets, which we acquired from Baxter Healthcare Corporation in January 1999. Our automation systems provide the following benefits to healthcare facilities:

    - reduced consumption and expenses;

    - improved tracking and management of inventory;

    - increased data capture;

    - improved security and regulatory compliance; and

    - standardized interfaces and a single database.

                                  OUR STRATEGY

    Our goal is to become the leading business-to-business e-commerce network for the healthcare industry. Key elements of our strategy include:


    - facilitating management of the healthcare supply chain;



    - accelerating adoption and use of the Omnicell Commerce Network;



    - leveraging our technical expertise;



    - developing strategic relationships; and



    - capitalizing on revenue opportunities generated by the Omnicell Commerce Network.


    Our principal executive offices are located at 1101 East Meadow Drive, Palo Alto, California 94303, and our telephone number is (650) 251-6100. Our Web site is located at www.omnicell.com. The information on our Web site is neither incorporated by reference into nor a part of this prospectus. Our logo, Omnicell.com-Registered Trademark-, OmniCenter-Registered Trademark-, OmniReporter-Registered Trademark-, OmniRx-Registered Trademark-, See & Touch-TM- and Sure-Med-Registered Trademark- are trademarks of Omnicell.com. BuySite-TM- and MarketSite-TM- are trademarks of Commerce One. This prospectus also includes trademarks of companies other than our own.

                                  OUR HISTORY


    We were incorporated in California in September 1992 under the name OmniCell Technologies, Inc. In September 1999, we changed our name to Omnicell.com, and we intend to reincorporate in Delaware in June 2000.


    UNLESS OTHERWISE INDICATED, ALL SHARE AMOUNTS AND FINANCIAL INFORMATION PRESENTED IN THIS PROSPECTUS:

    - GIVE EFFECT TO THE CONVERSION OF ALL OF OUR REDEEMABLE CONVERTIBLE PREFERRED STOCK, CONVERTIBLE PREFERRED STOCK AND CONVERTIBLE NOTE PAYABLE INTO OUR COMMON STOCK, WHICH WILL OCCUR AUTOMATICALLY UPON COMPLETION OF THIS OFFERING;


    - ASSUME THE UNDERWRITER'S OVER-ALLOTMENT OPTION IS NOT EXERCISED;



    - GIVE EFFECT TO OUR REINCORPORATION IN DELAWARE; AND



    - GIVE EFFECT TO A 0.625 FOR 1 REVERSE STOCK SPLIT OF OUR COMMON STOCK WHICH WE INTEND TO EFFECT IN JUNE 2000.

                                  THE OFFERING


Common stock offered by us...................  4,000,000 shares

Common stock to be outstanding after the
  offering...................................  17,911,639 shares

Use of proceeds..............................  To repay debt owed to Baxter Healthcare, to expand sales, marketing and customer support
                                               activities, to continue the development and
                                               marketing of the Omnicell Commerce Network
                                               and for working capital and other general
                                               corporate purposes, including potential
                                               acquisitions.

Proposed Nasdaq National Market symbol.......  OMCL



    The number of shares of common stock to be outstanding after the offering is based on 13,911,639 shares outstanding on May 31, 2000. This number assumes the conversion into common stock of all of our redeemable convertible preferred stock, convertible preferred stock and convertible note payable outstanding on that date and excludes, as of May 31, 2000, 4,426,217 shares of common stock issuable upon exercise of outstanding options or warrants or issuable in the future under stock option or employee stock purchase plans. For a description of these excluded shares, see the section entitled "Capitalization."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)

    You should read the following summary consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included in this prospectus.


    The pro forma net loss per share data and the pro forma as adjusted balance sheet data give effect to the conversion of all of our redeemable convertible preferred stock, convertible preferred stock and convertible note payable into shares of our common stock, which will occur automatically upon the completion of this offering. The pro forma as adjusted balance sheet data also give effect to the sale of 4,000,000 shares of common stock by us at an assumed initial public offering price of $13.00 per share and the application of the net proceeds from this offering as discussed in "Use of Proceeds."



                                                                                                     THREE MONTHS
                                                                  YEAR ENDED DECEMBER 31,          ENDED MARCH 31,
                                                               ------------------------------   ----------------------
                                                                 1997       1998       1999       1999          2000
                                                               --------   --------   --------   --------      --------
                                                                                                     (UNAUDITED)
STATEMENT OF OPERATIONS AND OTHER DATA:
Revenues....................................................   $ 36,073   $48,212    $ 50,407   $12,052       $ 14,670
Cost of revenues............................................     16,209    18,262      34,137     4,485          6,419
                                                               --------   -------    --------   -------       --------
Gross profit................................................     19,864    29,950      16,270     7,567          8,251
Loss from operations........................................    (10,578)     (329)    (29,474)   (2,400)        (6,499)
Net income (loss)...........................................   $ (9,826)  $   525    $(31,391)  $(2,798)      $ (6,845)
Net income (loss) available to common stockholders..........   $ (9,848)  $   503    $(31,391)  $(2,798)      $ (6,845)
                                                               ========   =======    ========   =======       ========
Net income (loss) per common share:
  Basic.....................................................   $  (8.61)  $  0.39    $ (21.25)  $ (2.03)      $  (4.07)
                                                               ========   =======    ========   =======       ========
  Diluted...................................................   $  (8.61)  $  0.05    $ (21.25)  $ (2.03)      $  (4.07)
                                                               ========   =======    ========   =======       ========
Weighted average common shares outstanding:
  Basic.....................................................      1,144     1,302       1,471     1,381          1,681
  Diluted...................................................      1,144    11,013       1,471     1,381          1,681
Pro forma net loss per common share:
  Basic and diluted.........................................                         $  (3.18)  $  (.28)      $  (0.59)
                                                                                     ========   =======       ========
Pro forma weighted average common shares outstanding:
  Basic and diluted.........................................                            9,876     9,879         11,299
Cumulative number of sites of installed automation systems..        624     1,030       1,306     1,170          1,345



                                                                  MARCH 31, 2000
                                                              -----------------------
                                                                          PRO FORMA
                                                               ACTUAL    AS ADJUSTED
                                                              --------   ------------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $ 22,435     $ 69,395
Total assets................................................    54,547      101,507
Deferred gross profit.......................................    28,322       28,322
Long-term obligations, net of current portion...............     9,302          838
Redeemable convertible preferred stock......................    12,640           --
Total stockholders' equity (net capital deficiency).........   (18,154)      41,796


------------

    - Cost of revenues for the year ended December 31, 1999 includes special charges related to the writedown of Sure-Med inventory--$9.7 million; additional costs recorded due to sale of Sure-Med inventory which was recorded at fair value upon acquisition--$1.1 million; and writedown of inventory designated for a marketing program--$1.5 million.


    - Loss from operations for the year ended December 31, 1999 includes integration expenses associated with acquisition of Sure-Med product line--$0.8 million; write off of equity investment--$0.6 million; and write off of leasehold improvements and other equipment--$0.9 million.


    - Net loss and pro forma net loss per common share for the year ended December 31, 1999, excluding non-recurring charges and charges associated with the Sure-Med product line acquisition would have been $(16.6) million and $(1.69), respectively.


    - Deferred gross profit on the balance sheet represents gross margin on sales of automation products that have been shipped to, accepted and in most instances paid for by our customer but not yet installed at the customer site. The revenues and cost of revenues for such items will be recorded upon completion of installation.

    - The amounts shown for the year ended December 31, 1999 include the results of the Sure-Med product line acquisition from January 29, 1999 to the end of 1999.

                                  RISK FACTORS

    BEFORE MAKING AN INVESTMENT DECISION, YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCURS, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED. IN THIS CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE DO NOT CURRENTLY KNOW ABOUT OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS."

                     RISKS RELATING TO OUR CURRENT BUSINESS

THE LAUNCH OF THE OMNICELL COMMERCE NETWORK WILL REQUIRE US TO DEVELOP SIGNIFICANT NEW CAPABILITIES AND MAY NOT BE SUCCESSFUL.

    Our business-to-business e-commerce model is based on the creation of a Web-based procurement service for healthcare organizations for the purchase of medical and non-medical products and services. Our business model is unproven and depends on our ability to, among other things:

    - accurately determine the features, functionality and services that our customers require or desire in an e-commerce procurement solution;

    - successfully design and implement a Web-based procurement system that includes these features, functionality and services;


    - install applications for and develop interfaces with healthcare facilities' back-end information systems;


    - enter into agreements with suppliers (including manufacturers, distributors, GPOs, online marketplaces and online auction sites) of healthcare products and services;

    - create a critical mass of healthcare buyers and suppliers that regularly transact on the Omnicell Commerce Network; and

    - generate significant revenues from the Omnicell Commerce Network.


    The Omnicell Commerce Network will compete against traditional, well-established methods of procuring healthcare products and services. It may not achieve broad market acceptance for a variety of reasons, including, but not limited to:


    - the reluctance of healthcare buyers to abandon current purchasing methods;

    - the costs and resources required for healthcare buyers to switch purchasing methods;

    - the need for products and services not offered through the Omnicell Commerce Network; and

    - the partnerships between and among healthcare manufacturers, distributors, GPOs, online marketplaces and online auction sites.


HEALTHCARE ORGANIZATIONS MAY NOT ADOPT THE INTERNET AS A MEDIUM FOR TRANSACTING BUSINESS, WHICH MAY PREVENT THE ADOPTION OF THE OMNICELL COMMERCE NETWORK.



    The market for healthcare business-to-business e-commerce products and services is new and rapidly evolving. Our future revenues and any future profits generated by the Omnicell Commerce Network depend not only upon the widespread acceptance and use of the Internet for business-to-business commerce in general, but also upon the acceptance and use of the

Internet by healthcare organizations for the procurement of medical and non-medical products and services. Historically, healthcare facilities have been slow to adopt new technologies. The success of the Omnicell Commerce Network depends on the willingness of healthcare organizations to abandon their current purchasing methods and switch to a business-to-business e-commerce solution. We cannot assure you that these organizations will find it either cost-effective or worthwhile to implement our solution. Healthcare organizations that have signed agreements subscribing to the OmniBuyer service are not obligated to adopt, implement or use the service and may terminate the agreements on thirty days' written notice. We do not collect subscription fees from OmniBuyer customers until after they begin to transact business over the Omnicell Commerce Network. There can be no assurance that these healthcare organizations will transact business over the Omnicell Commerce Network.


    The acceptance and use of the Internet by healthcare organizations for business-to-business e-commerce could be limited by a number of factors, including:

    - low adoption and utilization of the Internet by healthcare organizations and suppliers in general;

    - any real or perceived difficulty in conducting business over the Internet;

    - any real or perceived limits to the efficiencies or advantages of conducting business over the Internet;


    - lack of integration with buyers' back-end information systems, such as ERP, healthcare information, materials management and purchasing systems;


    - inadequate training of personnel in new technologies; and

    - concerns about the security or taxation of transactions conducted over the Internet.

    Failure to gain a significant customer base or achieve market acceptance for the Omnicell Commerce Network would harm our business.


IF THE VOLUME OF TRANSACTIONS FOR MEDICAL PRODUCTS, SERVICES AND EQUIPMENT OVER THE INTERNET DOES NOT GROW SIGNIFICANTLY, IT MAY HARM OUR BUSINESS.


    Despite the recent publicity surrounding business-to-business e-commerce in the healthcare industry, it is estimated that in 1999, the total value of medical products, services and equipment purchased over the Internet was well below one percent of the healthcare supply chain. This limited market adoption can be attributed to a number of factors, including, but not limited to:

    - conflict between the traditional healthcare supply chain and the new Web-based healthcare marketplaces;


    - lack of integration with buyers' back-end information systems, such as ERP, healthcare information, materials management and purchasing systems;


    - limited buyer technical resources; and

    - buyer perception of limited manufacturer and distributor choices.


    Failure of the market for the purchase and sale of medical products, services and equipment over the Internet to expand could harm our business.

ANY DETERIORATION IN OUR RELATIONSHIP WITH COMMERCE ONE WOULD ADVERSELY AFFECT THE OMNICELL COMMERCE NETWORK.



    We have entered into a Vertical Hosted License Agreement with Commerce One, a provider of business-to-business e-commerce solutions that link buyers and suppliers of indirect goods and services to trading communities over the Internet. Our agreement with Commerce One enables us to implement a customized version of Commerce One's BuySite software at customer sites to provide a direct link to Commerce One's MarketSite where our customers can interact with manufacturers, distributors and suppliers. Until August 21, 2000, Commerce One is prohibited from soliciting or entering into agreements to license its BuySite technology with certain of our competitors. We cannot be sure that after August 21, 2000, Commerce One will not license its BuySite technology to our competitors.



    We rely on Commerce One to expand, manage, maintain and secure the computer and communications equipment and software needed for the day-to-day operation of the Omnicell Commerce Network. Commerce One provides us with services, including management of our network Web server and maintenance of our communications lines, and through its subcontractor, management of our network data centers (the locations on our network where data is stored). We cannot guarantee that Commerce One will be able to develop and introduce enhancements to its products that keep pace with emerging technological developments and emerging industry standards. The failure by Commerce One in any of these areas could harm our business. Moreover, we cannot guarantee that the Commerce One network will not experience performance problems or delays.



IF WE ARE UNABLE TO DEVELOP RELATIONSHIPS WITH SUPPLIERS OF HEALTHCARE PRODUCTS AND SERVICES, THE ADOPTION AND USE OF THE OMNICELL COMMERCE NETWORK BY HEALTHCARE ORGANIZATIONS MAY BE LIMITED AND OUR BUSINESS MAY SUFFER.


    We believe that the success of the Omnicell Commerce Network depends in large part upon our ability to offer and deliver a substantial mix of healthcare products and services. The task of bringing suppliers online can be both difficult and time-consuming. If we cannot persuade a significant number of suppliers to participate in the Omnicell Commerce Network, our solution will be less attractive to our OmniBuyer customers.

    We cannot assure you that we will be able to establish the necessary relationships with suppliers to successfully implement our e-commerce business model. Some suppliers may view us as a threat to their business models and their ability to control access to customers. Some suppliers may sell their products directly to customers at a cost lower than through the Omnicell Commerce Network. We do not know what terms and conditions potential suppliers will require from us in future contracts. We cannot assure you that any of these suppliers will elect to use the Omnicell Commerce Network.

    Even if we enter into supplier agreements in connection with the Omnicell Commerce Network, these agreements are typically terminable on short notice and we cannot assure you that they will be renewed beyond their initial term or that they will be renewed on terms favorable to us. In addition, there are significant costs, difficulties and risks associated with adding new product offerings to our procurement service. Any limit in the variety and number of products we are able to offer could result in decreased adoption and limited use of the Omnicell Commerce Network, which would harm our business.

ANY DECREASE IN REVENUES FROM THE SALE OF OUR AUTOMATION SYSTEMS AND RELATED SERVICES WOULD HARM OUR BUSINESS.


    Substantially all of our revenue to date has been attributable to sales of automation systems and related services. We expect such sales to continue to account for a majority of our revenue for at least the next few years. We cannot assure you that we will continue to be successful in marketing our automation systems or that the level of market acceptance of such systems will be sufficient to generate operating income. As a result, any factors adversely affecting the pricing or demand for our automation systems, such as competition or technological change, would harm our business. In addition, a significant amount of management effort and focus is being devoted to establishing the Omnicell Commerce Network. This could harm our automation systems business by diminishing management's attention to such business.

    Our automation systems represent a relatively new approach to managing the distribution of supplies and pharmaceuticals at healthcare facilities. Many hospitals and other healthcare facilities still use traditional approaches that do not include automated methods of supply and pharmacy distribution. As a result, we must continuously educate existing and prospective customers about the advantages of our products. Our automation systems typically represent a sizeable initial capital expenditure for healthcare organizations. Changes in the budgets of these organizations and the timing of spending under these budgets can have a significant effect on the demand for our automation systems and related services. In addition, these budgets are characterized by limited resources and conflicting spending priorities among different departments. Any decrease in expenditures by these healthcare facilities could harm our business.

    Sun Healthcare Group, Inc., a customer that has accounted for a significant percentage of our sales over the past five years, has filed for Chapter 11 bankruptcy protection. Accordingly, we do not expect any significant purchases of our automation systems from Sun Healthcare in the future.


THE ONLINE PROCUREMENT AND AUTOMATION SYSTEMS MARKETS ARE HIGHLY COMPETITIVE AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY AGAINST NEW ENTRANTS AND ESTABLISHED COMPANIES WITH GREATER RESOURCES.


    The market for online procurement of medical and non-medical supplies for the healthcare supply chain is new, rapidly evolving and competitive. While we maintain an open stance regarding the connection of a wide range of suppliers to the Omnicell Commerce Network, we face competition from online marketplaces such as Medibuy.com and Neoforma.com. We expect competition to intensify as current competitors establish strategic relationships and expand their product offerings and new competitors enter the market. We anticipate competition from current providers of e-commerce solutions and suppliers of healthcare products and services. Our own customer base may compete against us as they search for and develop their own solutions or decide they are unwilling to change existing systems and processes. We cannot be certain that our strategy of establishing the Omnicell Commerce Network will be successful, that it will be executed effectively by us and Commerce One or that our service will be widely adopted by healthcare buyers or suppliers of healthcare products and services.


    There are a number of companies currently developing and marketing business-to-business e-commerce solutions targeted at specific vertical markets. Because there are relatively low barriers to entry in the online market, competition from other established and emerging companies may develop in the future. These competitors may include healthcare companies with established customer bases that could integrate online procurement solutions into their existing products or services. Many of our competitors have, and new potential competitors may have, more experience developing Web-based software and end-to-end purchasing solutions, larger technical staffs, larger customer bases, more established distribution channels, greater brand recognition, access to capital and greater financial, marketing and other resources. In addition, competitors may be able to develop products and services that are superior to our products and services, that achieve greater customer acceptance or that have significantly improved functionality as compared to our existing and future products and services. We cannot assure you that we will be able to compete successfully against current and future competitors and expand our buyer and supplier base or even retain our current buyer and supplier customers. The failure to do so would harm our business.


    We have experienced, and expect to continue to experience, increased competition from current and potential automation systems competitors, many of whom have significantly greater financial, technical, marketing and other resources than do we. Our current direct competitors in the automation systems market include Cardinal Healthcare (Pyxis), McKessonHBOC (AcuDose-Rx) and Diebold (MedSelect).

    The competitive challenges we face in our automation systems business include, but are not limited to:

    - our competitors may develop, license or incorporate new or emerging technologies or devote greater resources to the development, promotion and sale of their products and services;


    - certain competitors have greater name recognition and a more extensive installed base of automation systems or other products and services, and such advantages could be used to increase their market share;


    - other established or emerging companies may enter the automation systems market;

    - current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, including larger, more established healthcare supply companies, thereby increasing their ability to develop and offer products and services to address the needs of our prospective customers; and

    - our competitors may secure services and products from suppliers on more favorable terms or secure exclusive arrangements with suppliers or buyers that may impede the sales of our services.

Competitive pressures could result in price reductions of our products and services, fewer customer orders and reduced gross margins, any of which could harm our business.


IF WE ARE UNABLE TO SUCCESSFULLY INTEGRATE THE OMNICELL COMMERCE NETWORK WITH THE EXISTING INFORMATION SYSTEMS OF OUR CUSTOMERS, THEY MAY CHOOSE NOT TO USE OUR SERVICE.



    In order for healthcare buyers and suppliers to fully benefit from our e-commerce services, our systems must integrate with their systems. This may require substantial cooperation, investment and coordination on the part of our customers to integrate their existing information systems. There is little uniformity in the systems currently used by our customers, which complicates the integration process. If these systems are not successfully integrated, our customers could choose to not use or reduce their use of the Omnicell Commerce Network, which would harm our business.

WE EXPECT TO INCUR NET LOSSES FOR AT LEAST THE NEXT TWO YEARS AND CANNOT ASSURE YOU THAT WE WILL BE PROFITABLE.



    For 1996 and 1997, we incurred net losses of approximately $10.5 million and $9.8 million, respectively, and had net income of approximately $0.5 million in 1998 and a net loss of $31.4 million in 1999. As of March 31, 2000, we had an accumulated deficit of approximately $83.8 million. We expect to have increasing net losses in, and negative cash flows for, at least the next two years as we continue to develop the Omnicell Commerce Network. We cannot assure you that the Omnicell Commerce Network will be successful or that we will be able to achieve or sustain revenue growth or generate profits. We expect that our operating expenses will increase significantly for the foreseeable future and it is possible that we may never achieve profitability. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future. If we do not achieve or sustain profitability in the future, then we will be unable to continue our operations or will need to raise additional funding.



IF WE FAIL TO MANAGE OUR GROWING AND CHANGING OPERATIONS, OUR BUSINESS COULD BE HARMED.


    We have recently experienced a period of significant expansion in the number of our employees and the scope of our operating and financial systems. This growth has resulted in new and increased responsibilities for management personnel. To accommodate our recent growth, compete effectively and manage potential future growth, we must continue to implement and improve our information systems, procedures and controls, and we must hire competent and qualified personnel. In addition, we must train, motivate and manage our work-force to meet the increasing challenge of simultaneously developing the Omnicell Commerce Network and expanding our automation systems business. These demands will require the addition of new management personnel and the training of existing management personnel, including information systems, sales, technical, service and support personnel. We cannot assure you that our personnel, systems, procedures and controls will be adequate to support our future operations.

SECURITY CONCERNS AND PROBLEMS WITH THE INTERNET OR TRANSACTING BUSINESS OVER THE INTERNET MAY INHIBIT THE GROWTH OF THE OMNICELL COMMERCE NETWORK.


    The secured transmission of confidential information over the Internet is essential to maintaining customer confidence in the Omnicell Commerce Network. Customers generally are concerned with security and privacy on the Internet, and any publicized security problems could inhibit the growth of e-commerce over the Internet, and therefore negatively affect the acceptance of the Omnicell Commerce Network as a means of conducting transactions. Any substantial security breach of our system would significantly harm our reputation and the attractiveness of our service. A party that is able to circumvent our security systems could misappropriate proprietary information and expose us to a risk of loss or litigation and potential liability. A security breach may also cause interruptions in our operations. We will continue to leverage security enhancements made by Commerce One to its MarketSite and BuySite technologies. We will also expend significant effort and incur substantial expense to protect against security breaches and their consequences. Despite our implementation of security measures, our networks may be vulnerable to unauthorized and illegal access, computer viruses and other disruptive problems. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or temporary cessation of service to customers using our service. Damage to our reputation and the attractiveness of our service from security concerns or problems could result in the loss of suppliers and customers and could have a material adverse effect on our business. While we will have access to upgrades and enhancements implemented by Commerce One to protect its MarketSite and BuySite technologies from security breaches, viruses and other disruptive problems, our agreements with Commerce One do not obligate them to safeguard the Omnicell Commerce Network from such risks or to indemnify us should damages occur resulting from these risks. Moreover, while we possess insurance which may cover damages resulting from security breaches, computer viruses and other disruptive occurrences, specific terms, conditions and exclusions under such insurance policies make recovery for such claims difficult to guarantee.


IF THE OMNICELL COMMERCE NETWORK BECOMES UNAVAILABLE FOR EXTENDED PERIODS OF TIME OR IS NOT ABLE TO ADEQUATELY SERVICE INCREASING TRAFFIC LEVELS, OUR REPUTATION AND BUSINESS MAY SUFFER.


    The Omnicell Commerce Network must be able to service increasing traffic while maintaining adequate customer service. Users will depend on Internet service providers, telecommunications companies and their own computer networks and equipment for accessing the Omnicell Commerce Network. Each of these could experience outages, delays and other difficulties due to system failures unrelated to our systems. Any performance problems or delays in response time could cause users to perceive problems with the Omnicell Commerce Network causing them to switch to other procurement methods. Any significant interruptions or delays in our systems would reduce the volume of transactions on the Omnicell Commerce Network and could harm our reputation and business.


    Substantial increases in the volume of traffic or the number of transactions taking place on the Omnicell Commerce Network may require expansion and outsourcing of, and upgrades to, our technology infrastructure. We cannot assure you that our systems will be able to accommodate increased traffic in the future. Any failure of our systems could result in fewer transactions and, if sustained or repeated, could impair our reputation and the attractiveness of our services or prevent us from providing our services entirely. Damage to our reputation from service disruptions could result in the loss of customers and could harm our business. Moreover, our current insurance policies may not be adequate to reimburse us for losses caused by service disruptions.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY, AND THESE FLUCTUATIONS MAY IMPACT OUR STOCK PRICE.

    Our quarterly operating results have varied significantly in the past and may vary significantly in the future depending on many factors that may include, but are not limited to, the following:

    - the success of the Omnicell Commerce Network;

    - the timing of additional customers transacting on the Omnicell Commerce Network;

    - the size and timing of orders for our automation systems, and their fulfillment and integration;

    - changes in pricing policies by us or our competitors;

    - the number, timing and significance of product enhancements and new product announcements by us and our competitors;

    - changes in the level of our operating expenses, particularly related to the development of the Omnicell Commerce Network;


    - our customers' budget cycles;

    - changes in our business strategy; and



    - economic and political conditions, including fluctuation of interest rates and tax increases.


    Due to the foregoing factors, our quarterly revenues and operating results are difficult to forecast. Revenues are also difficult to forecast because the online procurement and automation systems markets are rapidly evolving.


    The purchase of our automation systems is often part of a customer's larger initiative to re-engineer their distribution and materials management systems. As a result, the purchase of our automation systems generally involves a significant commitment of management attention and resources by prospective customers and often requires the input and approval of many decision makers, including nurse managers, materials managers, pharmacy directors, financial managers, information systems managers, administrators and boards of directors. For these and other reasons, the sales cycle associated with the sale or lease of our automation systems is often lengthy and subject to a number of delays that we have little or no control over. We cannot assure you that we will not experience delays in the future. A delay in, or loss of, the sale of our automation systems could cause our operating results to vary significantly from quarter to quarter and could harm our business. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily indicative of our future performance. Although we recently experienced revenue growth, this growth should not be considered indicative of future revenue growth, if any, or of future operating results.



OUR BUSINESS COULD BE HARMED IF WE ARE UNABLE TO RECRUIT AND RETAIN PERSONNEL.



    Our success is highly dependent upon the continuing contributions of our key management, sales, technical and engineering staff. We believe that our future success will depend in a large part upon our ability to attract, train and retain highly skilled and motivated personnel. In particular, we will need to hire a number of information technology, research and development, programming and engineering personnel to assist in the continued development of our business. As our products are installed in increasingly complex environments, greater technical expertise will be required. As our installed base of customers increases, we will also face additional demands on our customer service and support personnel, requiring additional resources to meet these demands. We may experience difficulty in recruiting qualified personnel. Competition for qualified technical, engineering, managerial, sales, marketing and other personnel is intense and we cannot assure you that we will be successful in attracting and retaining qualified personnel. Competitors have in the past attempted, and may in the future attempt, to recruit our employees. Failure to attract and retain key personnel could harm our business, results of operations and financial condition.


IF WE ARE UNABLE TO MAINTAIN OUR RELATIONSHIPS WITH GPOS OR OTHER SIMILAR ORGANIZATIONS, WE MAY HAVE DIFFICULTY SELLING OUR PRODUCTS AND SERVICES.


    We have agreements with various hospital purchasing organizations, such as Premier Purchasing Partners, L.P., University Health System Consortium Services Corporation and the Department of Veterans Affairs, that enable us to more readily sell our products and services to customers represented by these purchasing organizations. Our relationships with these purchasing organizations are terminable at the convenience of either party. The loss of our relationship with Premier, for example, could impact the breadth of our customer base and could impair our ability to increase our revenues. In addition, the launch of the Omnicell Commerce Network may harm our relationships with some or all of these purchasing organizations. Although the Omnicell Commerce Network is not structured to compete against these purchasing organizations, we cannot be certain that they will not perceive our online procurement business as a threat to their short and long-term competitiveness. We cannot guarantee that these purchasing organizations will renew our contracts on similar terms, if at all, and we cannot guarantee that they will not terminate our contracts before they expire.



WE DEPEND ON A LIMITED NUMBER OF SUPPLIERS FOR OUR AUTOMATION SYSTEMS AND OUR BUSINESS MAY SUFFER IF WE ARE UNABLE TO OBTAIN AN ADEQUATE SUPPLY OF COMPONENTS AND EQUIPMENT ON A TIMELY BASIS.


    Our production strategy for our automation systems is to work closely with several key subassembly manufacturers and utilize lower cost manufacturers whenever possible. Although many of the components of our systems are standardized and available from multiple sources, certain components or subsystems are fabricated according to our specifications. At any given point in time, we may only use a single source of supply for certain components. Our failure to obtain alternative vendors, if required, for any of the numerous components used to manufacture our products would limit our ability to manufacture our products and could harm our business. In addition, any failure of a maintenance contractor to perform adequately could harm our business.

OUR FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS COULD ADVERSELY AFFECT OUR ABILITY TO COMPETE.


    We believe that our success will depend in part on our ability to obtain patent protection for products and processes and our ability to preserve our trademarks, copyrights and trade secrets. We have pursued patent protection in the United States and foreign jurisdictions for technology that we believed to be proprietary and for technology that offers us a potential competitive advantage for our products and intend to do so in the future. We currently own nine United States patents. In addition, we currently have two United States patents allowed and awaiting issue and four United States patents in application. The issued patents relate to various features of our automation systems. We also own four patents in Australia and three patents in Europe, each of which are enforceable in Germany, France, Sweden and Great Britain. There are other applications in process in Australia, Japan, Canada and European Community countries based on issued and pending applications in the United States. There can be no assurance that we will file any patent applications in the future, that any of our patent applications will result in issued patents or that, if issued, such patents will provide significant protection for our technology and processes. Furthermore, there can be no assurance that others will not develop technologies that are similar or superior to our technology or that others will not design around the patents we own. All of our operating system software is copyrighted and subject to the protection of applicable copyright laws. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary.


INTELLECTUAL PROPERTY OR PRODUCT LIABILITY CLAIMS AGAINST US COULD CAUSE OUR BUSINESS TO SUFFER.


    We do not believe that any of our products infringe upon the proprietary rights of third parties. We cannot assure you, however, that third parties will not claim that we have infringed their intellectual property rights with respect to current or future products. We expect that developers of automation systems will be increasingly subject to infringement claims as the number of products and competitors in our industry grows and the functionality of products in different industry segments overlaps. We do not possess special insurance that covers intellectual property infringement claims; however, such claims may be covered under our traditional insurance policies. These policies contain terms, conditions and exclusions that make recovery for intellectual infringement claims difficult to guarantee. Any infringement claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all, which could harm our business.



    Despite the presence of healthcare professionals as intermediaries between our automation systems and patients, we may face exposure to product liability claims brought by patients. Also, in the event that any of our products proves to be defective, we may be required to recall or redesign such products. Although we have not experienced any product liability claims to date, the sale and support of our products may entail the risk of product liability claims, which could be substantial in light of the use of our products in hospitals and other medical environments. We possess a variety of insurance policies that include coverage for general commercial liability and technology errors and omissions liability. However, these policies may not be adequate against product liability claims. A successful claim brought against us, or any claim or product recall that results in negative publicity about us, could harm our business.



WE MAY NOT BE ABLE TO SECURE ADDITIONAL FINANCING TO MEET OUR FUTURE CAPITAL NEEDS, WHICH COULD HARM OUR BUSINESS.


    We plan to continue to expend substantial funds for research and development activities, product development, integration efforts and expansion of sales and marketing activities. We may be required to expend greater than anticipated funds if unforeseen difficulties arise in the course of completing the development and marketing of our products or services or in other aspects of our business. Our future liquidity and capital requirements will depend upon numerous factors, including:

    - the success and adoption of the Omnicell Commerce Network;


    - our ability to integrate buyers' front-end requisition and approval functions and back-end information systems;


    - the receipt of and timing of orders for our automation systems; and

    - the cost of developing increased manufacturing and sales capacity.

    As a result of the foregoing factors, it is possible that we will be required to raise additional funds through public or private financing, collaborative relationships or other arrangements. We cannot assure you that this additional funding, if needed, will be available on terms attractive to us, if at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants that could affect our ability to pay dividends or raise additional capital. Collaborative arrangements, if necessary to raise additional funds, may require us to relinquish our rights to certain of our technologies, products or marketing territories. Our failure to raise capital when needed could harm our business.


GOVERNMENT REGULATION OF PRIVACY, SECURITY, TAXATION AND OTHER CONCERNS REGARDING THE INTERNET AND REGULATION OF THE HEALTHCARE INDUSTRY COULD HARM OUR BUSINESS.


    Our online services may be subject to regulation at federal, state and local levels. The laws governing Internet transactions remain largely unsettled, even in areas where there has been some legislative action, such as the federal Internet Tax Freedom Act. The adoption or modification of laws or regulations relating to the Internet or its related technologies could have a material adverse effect on the Omnicell Commerce Network and also adversely affect our business by increasing our costs and administrative burdens. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, consumer protection and taxation apply to the Internet. We cannot assure you that the recent privacy initiative of the Federal Trade Commission will not negatively affect our business. Compliance with any newly adopted laws may prove difficult for us and could harm our business.


    While we have implemented a Privacy and Use of Information Policy and strictly adhere to established privacy principles, use of customer information guidelines and federal and state statutes and regulations regarding privacy and confidentiality, we cannot assure you that we will be in compliance with the Health Insurance Portability and Accountability Act of 1996.



    While the manufacture and sale of our current products are not regulated by the United States Food and Drug Administration (FDA), we cannot assure you that these products, or our future products, if any, will not be regulated in the future. A requirement for FDA approval could have a material adverse effect on our business. Pharmacies are regulated by individual state boards of pharmacy that issue rules for pharmacy licensure in their jurisdiction. State boards of pharmacy do not license or approve our automation systems; however, pharmacies using our equipment are subject to state board approval. The failure of such pharmacies to meet differing requirements from a significant number of state pharmacy boards could harm our business, results of operations and financial condition. Similarly, hospitals must be accredited by the Joint Commission on Healthcare Accreditation Organization (JCHAO) in order to be eligible for Medicaid and Medicare funds. JCHAO does not approve or accredit automation systems; however, disapproval of our customers' supply management methods and their failure to meet JCHAO requirements could harm our business.


                        RISKS RELATING TO THIS OFFERING

OUR STOCK PRICE MAY BE EXTREMELY VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE.


    Prior to the offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between the underwriters and us and may not be indicative of the market price for our common stock after the offering. We do not know the extent to which investor interest will lead to the development of an active public market. As a consequence, you may not be able to sell the common stock you purchase at or above the initial public offering price. In particular, the trading prices of many stocks of Internet-related companies have experienced extreme price and volume fluctuations. Because we are an Internet-related company, we expect our stock price to be similarly volatile. These fluctuations often have been unrelated or disproportionate to the operating performance of Internet-related companies. These fluctuations may continue and could harm our stock price. Any negative change in the public's perception of the prospects of Internet-related companies could also depress our stock price, regardless of our results.


    In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. If brought against us, regardless of the outcome, litigation could result in substantial costs and a diversion of our management's attention and resources and could harm our business.

IF WE FAIL TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS AND INVESTORS, THE MARKET PRICE OF OUR COMMON STOCK MAY DECREASE SIGNIFICANTLY.

    We may fail to meet the revenue and profitability expectations of public market analysts and investors which could harm our stock price. In addition, public market analysts and investors have not been able to develop consistent financial models for the Internet market because of the unpredictable rate of growth of Internet users, the rapidly changing models of doing business on the Internet and the Internet's relatively low barriers to entry. As a result, and because of the other risks discussed in this prospectus, our actual results may not meet the expectations of public market analysts and investors in future periods. If this occurs, the price of our common stock will likely fall.


AFTER THIS OFFERING, OUR OFFICERS AND DIRECTORS WILL OWN A LARGE PERCENTAGE OF OUR COMMON STOCK AND WILL BE ABLE TO CONTROL THE OUTCOME OF MATTERS REQUIRING STOCKHOLDER APPROVAL THAT MAY BE FAVORABLE TO OUR STOCKHOLDERS.



    Upon the completion of this offering, executive officers, directors and current holders of five percent (5%) or more of our outstanding common stock will, in the aggregate, beneficially own approximately 45.7% of our outstanding common stock. As a result, these stockholders will be able to effectively control all matters requiring approval of our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also delay, deter or prevent a change in control and may make some transactions more difficult or impossible to complete without the support of these stockholders, even if the transaction is favorable to our stockholders. In addition, because of their ownership of our common stock, these stockholders will be in a position to significantly affect our corporate actions in a manner that could conflict with the interests of our public stockholders.


SUBSTANTIAL SALES OF COMMON STOCK BY OUR EXISTING STOCKHOLDERS COULD CAUSE OUR STOCK PRICE TO FALL.


    The market price of our common stock could decline if our existing stockholders sell substantial amounts of our common stock in the public market after this offering. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering, assuming the number of outstanding shares as of May 31, 2000, we will have 17,911,639 outstanding shares of common stock, 18,511,639 shares if the underwriters exercise their
over-allotment option in full. Of these shares,              shares, plus an
additional 600,000 shares if the underwriters exercise their over-allotment option in full, will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended. Of the remaining
shares, a total of approximately              shares held by our directors,
executive officers and our existing stockholders are subject to lock-up agreements providing that these stockholders will not sell or otherwise dispose of any of their shares for a period of 180 days following the date of the final prospectus for this offering without the prior written consent of Deutsche Bank Securities Inc. Deutsche Bank Securities Inc. can release these lock-up agreements at any time. In addition, options to purchase 3,371,627 shares of our common stock are outstanding as of May 31, 2000, under our 1992 Equity Incentive Plan, our 1995 Management Stock Option Plan and our 1999 Equity Incentive Plan. Following this offering, we expect to register the shares underlying these options. Subject to the exercise of these options, shares included in such registration will be available for sale in the open market immediately after the 180-day lock-up period expires. See "Shares Eligible For Future Sale" for a more detailed discussion.

    After this offering, the holders of approximately 11,689,174 shares of common stock will be entitled to rights with respect to registration of such shares under the Securities Act. If such holders, by exercising their registration rights, cause a large number of securities to be registered and sold in the public market, these sales could have an adverse effect on the market price for our common stock. If we were to initiate a registration and include shares held by these holders pursuant to the exercise of their registration rights, these sales may impair our ability to raise capital.



OUR CERTIFICATE OF INCORPORATION AND BYLAWS CONTAIN PROVISIONS THAT COULD DELAY OR PREVENT A CHANGE IN CONTROL THAT MAY BE FAVORABLE TO OUR STOCKHOLDERS.


    Upon the completion of this offering, we will be subject to the Delaware anti-takeover laws. These laws prevent us from engaging in a merger or sale of more than 10% of our assets with any stockholder, including all affiliates and associates of any stockholder, who owns 15% or more of our outstanding voting stock, for three years following the date that such stockholder acquired 15% or more of our assets unless:

    - our Board of Directors approves the transaction where the stockholder acquires 15% or more of our assets;

    - after the transaction where the stockholder acquires 15% or more of our assets, the stockholder owns at least 85% of our outstanding voting stock, excluding shares owned by directors, officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

    - on or after this date, the merger or sale is approved by the Board of Directors and the holders of at least two-thirds of the outstanding voting stock that is not owned by the stockholder.

    A Delaware corporation may opt out of the Delaware anti-takeover laws in its original certificate of incorporation, amended certificate of incorporation or bylaws. We have not opted out of the anti-takeover laws, which could prohibit or delay mergers or other takeovers or changes of control and may discourage attempts by other companies to acquire us.

    In addition, our Certificate of Incorporation and Bylaws include a number of provisions that may deter or impede hostile takeovers or changes of control or management. These provisions include:

    - a Board of Directors classified into three classes of directors with staggered three-year terms;

    - the authority of the Board of Directors to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of these shares, without stockholder approval;

    - all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent;

    - the elimination of cumulative voting; and

    - the indemnification of officers and directors against losses incurred during investigations and legal proceedings resulting from their service to us.

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION OF YOUR SHARES.


    The initial public offering price is substantially higher than the pro forma net tangible book value of each outstanding share of our common stock. As a result, investors participating in this offering will suffer immediate and substantial dilution. The dilution will be $10.60 per share in the pro forma net tangible book value of the common stock from the assumed initial public offering price of $13.00 (or $10.27 per share if the underwriters' option to purchase additional shares is exercised in full). This dilution is described in greater detail under "Dilution" in this prospectus. If outstanding options or warrants to purchase shares of common stock are exercised, there will be further dilution.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


    This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including, "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.


    Although we believe that our expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law.

                                USE OF PROCEEDS


    We estimate that our net proceeds from the sale of the 4,000,000 shares of common stock we are offering, assuming an initial public offering price of $13.00 per share, will be approximately $46,960,000, or $54,214,000 if the underwriters' over-allotment option is exercised in full, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.



    We intend to use approximately $8.1 million of the net proceeds to repay the outstanding principal and interest related to the note held by Baxter Healthcare incurred in connection with our acquisition of the Sure-Med product line in January 1999. The Baxter Healthcare note accrues interest at a rate of 8.0% from January 1999 through January 2001 and 13.0% for the succeeding three years. In addition, the principal under the note is repayable in twelve equal quarterly installments beginning in March 2001.


    In addition, we expect to use a portion of the net proceeds for the expansion of sales, marketing and customer support activities and to continue the development and marketing of the Omnicell Commerce Network. We expect to use the remainder of the net proceeds for working capital and other general corporate purposes, including potential acquisitions. We currently have no commitments or agreements and are not involved in any negotiations for acquisitions of complementary products, technologies or businesses.

    The amounts that we actually expend on these matters will vary significantly, depending on a number of factors, including future revenue growth, if any, and the amount of cash we generate from operations. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest bearing, investment-grade securities.

                                DIVIDEND POLICY

    We currently intend to retain future earnings, if any, to finance the expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. The terms of our line of credit prohibit the payment of cash dividends on our capital stock without the consent of our lender.

                                 CAPITALIZATION

    The table below presents the following information:


    - our actual capitalization as of March 31, 2000; and



    - our pro forma as adjusted capitalization as of March 31, 2000 after giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock, convertible preferred stock and convertible note payable into shares of our common stock upon completion of this offering and to reflect the receipt of the net proceeds from our sale of 4,000,000 shares of common stock at an assumed initial public offering price of $13.00 per share in this offering, less underwriting discounts and commissions and estimated offering expenses payable by us as discussed in "Use of Proceeds." Each share of our preferred stock will automatically be converted into shares of our common stock upon the completion of this offering, provided that the price per share to the public (prior to deducting the underwriter commissions and offering expenses) is not less than $11.78 per share and the aggregate price to the public is not less than $10,000,000.



    You should read this table in conjunction with the financial statements and the other financial information included in this prospectus.



                                                                  MARCH 31, 2000
                                                              ----------------------
                                                                          PRO FORMA
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Cash, cash equivalents and short-term investments...........  $ 22,435    $ 69,395
                                                              ========    ========
Long-term debt, net of current portion......................  $  8,464    $  8,114
Redeemable convertible preferred stock, no par value;
  3,604,000 shares authorized, 901,000 shares issued and
  outstanding, actual; none, pro forma as adjusted..........    12,640          --
Stockholders' equity (net capital deficiency):
  Convertible preferred stock, no par value; 18,500,000
   shares authorized (including 3,604,000 shares designated
   as redeemable convertible preferred stock); 14,538,376
   shares issued and outstanding, actual; 5,000,000 shares
   authorized, no shares issued and outstanding, pro forma
   as adjusted..............................................    62,454          --
  Common stock, no par value, 35,000,000 shares authorized,
   1,710,064 shares issued and outstanding, actual;
   50,000,000 shares authorized, 17,393,379 shares issued
   and outstanding, pro forma as adjusted...................     3,235     134,219
  Accumulated deficit.......................................   (83,845)    (92,425)
  Accumulated other comprehensive income (loss).............         2           2
                                                              --------    --------
    Total stockholders' equity (net capital deficiency).....   (18,154)     41,796
                                                              --------    --------
      Total capitalization..................................  $  9,690    $ 49,910
                                                              ========    ========



    This table excludes the following shares issued or issuable as of May 31, 2000:



    - 3,371,627 shares of common stock that may be issued upon exercise of options;



    - 66,175 shares of common stock that may be issued upon exercise of warrants;



    - 988,415 shares of common stock reserved for future issuance under our stock option and employee stock purchase plans.



    Upon completion of the offering, the 901,000 shares of redeemable convertible preferred stock will convert into 751,328 shares of common stock, and the 14,538,376 shares of convertible preferred stock will convert into 9,086,485 shares of common stock (after giving effect to the 0.625 for 1 reverse stock split and the conversion price adjustments to the Series J and Series K Preferred Stock).

                                    DILUTION


    Our pro forma net tangible book value (net capital deficiency) as of March 31, 2000, was approximately $(5.2) million, or $(0.39) per share. Pro forma net tangible book value per share represents the amount of pro forma stockholders' equity (or net capital deficiency), assuming conversion of all of our redeemable convertible preferred stock and convertible note payable into common stock, less intangible assets, divided by the pro forma number of shares of common stock outstanding as of March 31, 2000. Dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering.



    Pro forma net tangible book value as of March 31, 2000, after giving effect to the sale of 4,000,000 shares of common stock offered by us at an initial public offering price of $13.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, would have been approximately $41.8 million, or approximately $2.40 per share. This represents an immediate increase in pro forma net tangible book value of $2.79 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $10.60 per share to investors purchasing our common stock in this offering, as illustrated in the following table:




Assumed initial public offering price per share.............              $13.00
  Pro forma net tangible book value per share as of
    March 31, 2000..........................................    (0.39)
  Increase per share attributable to new investors..........     2.79
                                                               ------
Pro forma net tangible book value per share after this
  offering..................................................                2.40
                                                                          ------
Pro forma dilution per share to new investors...............              $10.60
                                                                          ======



    The table below summarizes, on a pro forma basis, the differences between our existing stockholders and the new investors purchasing our common stock in this offering with respect to the total number of shares purchased from us, the total consideration paid and the average price per share paid, based upon an initial public offering price of $13.00 per share.



                                        SHARES PURCHASED        TOTAL CONSIDERATION
                                     ----------------------   ------------------------   AVERAGE PRICE
                                       NUMBER      PERCENT       AMOUNT       PERCENT      PER SHARE
                                     -----------   --------   -------------   --------   -------------
Existing stockholders..............  13,393,379       77%     $ 77,546,000       60%         $ 5.79

New investors......................   4,000,000       23        52,000,000       40           13.00
                                     ----------      ---      ------------      ---          ------

  Total............................  17,393,379      100%     $142,190,000      100%
                                     ==========      ===      ============      ===



    The above discussion and tables assume no exercise of stock options after March 31, 2000.


    If the underwriters exercise their over-allotment in full, the following will occur:


    - the number of shares of common stock held by existing stockholders will decrease to approximately 74% of the total number of shares of our common stock outstanding; and



    - the number of shares held by new investors will increase to 4,600,000 shares, or approximately 26% of the total number of our common stock outstanding after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA


    To aid you in your analysis, we are providing the following information. We derived the selected consolidated financial data as of December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of December 31, 1995, 1996 and 1997 and for the year ended December 31, 1996 are derived from audited financial statements (with adjustments made to reflect the requirements of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," issued by the Securities and Exchange Commission in December 1999) not included in this prospectus. The selected consolidated financial data for the year ended December 31, 1995 are derived from unaudited financial statements not included in this prospectus. The statement of operations data set forth below for the three month periods ended March 31, 1999 and 2000 and the balance sheet data as of March 31, 2000 are derived from, and are qualified by reference to, our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all normal recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2000, or any other future period. The pro forma net loss per common share and shares used in computing pro forma net loss per share are calculated as if all of our redeemable convertible preferred stock, convertible preferred stock and convertible notes payable were converted into shares of our common stock on the date of their issuance. The cumulative number of sites of installed automation systems was not derived from our financial statements.



                                                                                                        THREE MONTHS
                                                          YEAR ENDED DECEMBER 31,                     ENDED MARCH 31,
                                            ----------------------------------------------------   ----------------------
                                              1995       1996       1997       1998       1999       1999          2000
                                            --------   --------   --------   --------   --------   --------      --------
                                              (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)           (UNAUDITED)
STATEMENT OF OPERATIONS:
Product revenues.........................   $  7,263   $ 20,509   $ 33,547   $44,088    $ 43,373   $ 10,713      $ 12,638
Service and other revenues...............        465      1,045      2,526     4,124       7,034      1,339         2,032
                                            --------   --------   --------   -------    --------   --------      --------
    Total revenues.......................      7,728     21,554     36,073    48,212      50,407     12,052        14,670
Cost of product revenues.................      4,807      9,883     14,792    16,461      28,760      3,584         4,509
Cost of service and other revenues.......        228        760      1,417     1,801       5,377        901         1,910
                                            --------   --------   --------   -------    --------   --------      --------
    Total cost of revenues...............      5,035     10,643     16,209    18,262      34,137      4,485         6,419
Gross profit.............................      2,693     10,911     19,864    29,950      16,270      7,567         8,251
                                            --------   --------   --------   -------    --------   --------      --------

Operating expenses:
  Research and development...............      3,353      4,052      5,922     5,987       8,977      1,819         3,210
  Selling, general and administrative....     11,645     18,013     24,520    24,292      35,982      7,862        11,540
  Integration expenses...................         --         --         --        --         785        286            --
                                            --------   --------   --------   -------    --------   --------      --------
    Total operating expenses.............     14,998     22,065     30,442    30,279      45,744      9,967        14,750
                                            --------   --------   --------   -------    --------   --------      --------
Loss from operations.....................    (12,305)   (11,154)   (10,578)     (329)    (29,474)    (2,400)       (6,499)
Interest income (expense), net...........         38        694        953     1,039      (1,767)      (374)         (321)
                                            --------   --------   --------   -------    --------   --------      --------
Income (loss) before income taxes........    (12,267)   (10,460)    (9,625)      710     (31,241)    (2,774)       (6,820)
Provision for income taxes...............         (1)        --        201       185         150         24            25
                                            --------   --------   --------   -------    --------   --------      --------
Net income (loss)........................    (12,268)   (10,460)    (9,826)      525     (31,391)    (2,798)       (6,845)
Preferred stock accretion................         --        (11)       (22)      (22)         --
                                            --------   --------   --------   -------    --------   --------      --------
Net income (loss) available to common
  stockholders...........................   $(12,268)  $(10,471)  $ (9,848)  $   503    $(31,391)  $ (2,798)     $ (6,845)
                                            ========   ========   ========   =======    ========   ========      ========
Net income (loss) per common share:
  Basic..................................   $ (14.00)  $ (10.39)  $  (8.61)  $   .39    $ (21.34)  $  (2.03)     $  (4.07)
  Diluted................................   $ (14.00)  $ (10.39)  $  (8.61)  $   .05    $ (21.34)  $  (2.03)     $  (4.07)
Weighted average common shares
  outstanding:
  Basic..................................        876      1,008      1,144     1,302       1,471      1,381         1,681
  Diluted................................        876      1,008      1,144    11,013       1,471      1,381         1,681
Pro forma net loss per common share:
  Basic and diluted......................                                               $  (3.18)                $  (0.59)
                                                                                        ========                 ========
Pro forma weighted average common shares
  outstanding:
  Basic and diluted......................                                                  9,876                   11,621

OTHER DATA:
Cumulative number of sites of installed
  automation systems.....................        116        372        624     1,030       1,306      1,170         1,345

                                                     DECEMBER 31,                       MARCH 31,
                                 ----------------------------------------------------   ---------
                                   1995       1996       1997       1998       1999       2000
                                 --------   --------   --------   --------   --------   ---------
                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and
  short-term investments.......  $ 7,865    $20,821    $ 16,540   $ 22,072   $  6,698   $ 22,435
Total assets...................   15,274     37,246      43,149     46,361     34,553     54,547
Deferred gross profit..........    2,425      7,883      17,390     20,227     28,727     28,322
Long-term obligations, net of
  current portion..............      826        160         117         67      9,309      9,302
Redeemable convertible
  preferred stock..............       --     25,238      25,260     25,282     15,166     12,640
Total stockholders' equity (net
  capital deficiency)..........    8,053     (2,295)    (11,738)   (10,344)   (40,842)   (18,154)


------------


    - Cost of revenues for the year ended December 31, 1999 includes special charges related to the writedown of Sure-Med inventory--$9.7 million; additional costs recorded due to sale of Sure-Med inventory which was recorded at fair value upon acquisition--$1.1 million and writedown of inventory designated for a marketing program--$1.5 million.


    - Loss from operations for the year ended December 31, 1999 includes integration expenses associated with acquisition of Sure-Med product line--$0.8 million; write off of equity investment--$0.6 million; and write off of leasehold improvements and other equipment--$0.9 million.


    - Net loss and pro forma net loss per common share for the year ended December 31, 1999, excluding non-recurring charges and charges associated with the Sure-Med product line acquisition would have been $(16.6) million and $(1.69), respectively.


    - Deferred gross profit on the balance sheet represents gross margin on sales of automation products that have been shipped to, accepted and in most instances paid for by our customer but not yet installed at the customer site. The revenues and cost of revenues for such items will be recorded upon completion of installation.

    - The amounts shown for the year ended December 31, 1999 include the results of the Sure-Med product line acquisition from January 29, 1999 to the end of 1999. When you read this selected consolidated financial data, it is important that you also read the historical consolidated financial statements and related Notes included in this prospectus, as well as the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    YOU SHOULD READ THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK, UNCERTAINTIES AND ASSUMPTIONS. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF MANY FACTORS, INCLUDING BUT NOT LIMITED TO THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW


    We were formed in 1992 and began offering our supply automation systems for sale in 1993. In late 1996, we introduced our first pharmacy automation system. In January 1999, we expanded our pharmacy product line and customer base with the acquisition of the Sure-Med product line from Baxter Healthcare. In November 1999, we launched the Omnicell Commerce Network. We installed our first OmniBuyer site in November 1999 at Rush Presbyterian-St. Luke's Medical Center in Chicago, Illinois. Through May 31, 2000, six additional buyers and seven suppliers have begun transacting on the Omnicell Commerce Network.



    We have installed over 14,000 of our automation systems in over 1,300 hospitals and other healthcare facilities. Our automation systems are sold primarily in the United States. We also sell our automation systems in Canada and Europe. We manufacture the majority of our systems in our production facility in Palo Alto, California. In addition, we maintain a refurbishment and spare parts facility in Waukegan, Illinois. Our sales activities are conducted through a dedicated direct sales and field operations organization located in the United States, Canada and Europe. We also have an agreement with an international distributor located in Australia. To date, sales through distributors have not been significant.


  REVENUES


    Our revenues have increased significantly since our inception. From 1996 to 1999, we experienced compound annual revenue growth of 35%. The increase in our revenues has been due to several factors, including: the increased market acceptance of our supply automation systems; the introduction and increased market acceptance of our pharmacy automation systems; and the expansion of our direct sales and field operations organization.



    The growth rate of revenues for 1999 compared to 1998 was lower than preceding years due in part to customer concerns over Year 2000 issues and customer decisions to delay purchases and installations in the second half of 1999 and to decreases in purchases by our largest customer. Sun Healthcare was our largest customer, representing 19.7% of our revenues in 1997, 20.5% in 1998, 25.6% in the three months ended March 31, 1999 and 8.3% in 1999. Sun Healthcare filed for Chapter 11 bankruptcy protection in the third quarter of 1999. Accordingly, we do not anticipate any significant revenue from Sun Healthcare in future quarters. However, we anticipate that the growth rate of revenues from our automation systems business over the next few years will be higher than the growth rate in 1999.



    Customers acquire our automation systems either through an outright purchase or a non-cancelable long-term lease, which typically has a term of 60 months. We bill our customers upon delivery and acceptance of our automation systems and recognize revenue when the systems are installed. Deferred gross profit on our balance sheet represents automation systems that have been shipped to and, in most instances, paid for by our customers but not yet installed at the customer site. We record these shipments as deferred gross profit because title to the inventory has passed to the customer. Our installation process typically takes a week or less to complete. Generally, we try to install our automation systems within six to nine months after shipment, but installation, at the customer's request, can be delayed for a year or more. Some customers experience delays in installation due to site construction and delays in receiving interfaces from third parties. Deferred gross profit is not equal to gross margin because it does not include installation costs, which are incurred in the period when revenue is recognized.


    Typically, we will sell our customer lease agreements to third-party leasing companies. Lease revenue is recognized only to the extent of the amounts funded by the leasing company. As part of the initial sale of our automation systems, customers typically sign a one-year service agreement, and service revenues are recognized over the term of these agreements. Service and other revenues include month to month rentals, license fees and service and maintenance contract revenue. On occasion, a customer will rent certain equipment on a month-to-month basis. Fees from such rentals are recognized monthly. Service and other revenue should continue to grow modestly as a percentage of total revenue consistent with the growth of our installed base of automation systems.


    Revenues from our automation business are difficult to forecast because the sales cycle, from initial assessment to product installation involves a significant commitment of capital and time, varies substantially from customer to customer and can take more than one year. Specifically, the order approval process of our customers is subject to internal procedures associated with large capital expenditures and the time associated with accepting new technologies that affect mission critical operations. For these and other reasons, the sales cycle associated with the purchase of our automation products is typically lengthy and subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews over which we have little or no control.



    As of March 31, 2000, we have generated only minimal revenues from the Omnicell Commerce Network. In the future, we expect to generate such revenue from multiple sources, including OmniBuyer subscription fees from healthcare facility customers and OmniSupplier connection and transaction fees from suppliers. Revenue growth from the Omnicell Commerce Network will be dependent upon realizing significant subscription, connection and transaction fees. We also intend to pursue revenue opportunities from data collected on the Omnicell Commerce Network and to generate fees from a percentage of transaction volume with suppliers who want to co-market Internet services with us to Web-enable their customers.



    Revenues from the Omnicell Commerce Network are difficult to forecast due to its early stage of implementation. Healthcare facilities have been slow to adopt new technologies and historically have not allocated as large a percentage of their budget to information technologies as corporations in other service industries. In addition, while we believe there are significant benefits in adopting our Web-based procurement solution, demand from our potential healthcare facility and supplier customers may not develop as rapidly as we expect.


  COSTS AND EXPENSES

    Our expense levels are based, in part, on our expectations of future revenue levels. If revenue levels are below expectations, operating results are likely to be negatively impacted. In particular, operating results may be disproportionately affected by a reduction in revenue. In addition, we have never achieved profitability on an operating basis, and our current revenues and gross margin are not sufficient to cover our operating expenses, especially in light of our ongoing investment in the Omnicell Commerce Network. Based on the foregoing, we believe that period to period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.


    Product cost of revenues consists primarily of direct materials, labor and overhead required to manufacture automation systems and also includes costs required to install our systems at the customer location. Costs of service and other revenue include spare parts required to maintain and support installed systems and service and maintenance expense. Direct materials and installation costs are mostly variable. Manufacturing labor and overhead remain relatively fixed over ranges of production volume. The cost of service and spare parts tends to increase as the size of the installed base of customers increases. Product cost of sales also includes the amortization of software license fees.


    Our research and development expenses include engineering and development salaries, wages and benefits, prototyping and laboratory expenses, consulting expenses and engineering-related facilities and overhead charges. Most of the research and development expenses are personnel or facilities related and as such are relatively fixed. Prototyping and consulting expenses will vary depending on the stage of completion of various engineering and development projects.


    Selling, general and administrative expenses include costs to support the sales, marketing, field operations and customer support and administration organizations. Most of these costs are personnel or facilities related and are relatively fixed. Bonuses and sales commissions will typically change in proportion to revenue or profitability. Other expenditures, such as advertising, promotions and consulting, are neither fixed nor variable and will fluctuate depending on product introductions, promotional programs and trade shows.


    We anticipate incurring significant incremental development and selling, general and administrative expenses as we launch, support and promote the Omnicell Commerce Network. We expect these expenses to include such items as:
Commerce One support fees, project management services, catalog development and management fees, hosting charges, recruiting and training costs, marketing, advertising, promotion and selling initiatives.


    Stock compensation expense is a result of us granting stock options to our employees, directors or consultants with purchase or exercise prices per share subsequently determined to be below the deemed fair value per share of our common stock for accounting purposes at the dates of purchase or grant. We are amortizing deferred stock compensation over the vesting period of the applicable options. We expect to record additional deferred stock compensation expense for the quarter ended June 30, 2000.



    In connection with the sale of Series K preferred stock in the first quarter of 2000, we calculated $8.6 million of contingent preferred stock accretion to reflect the value of the Series K embedded beneficial conversion feature. This amount will be recognized as an increase to accumulated deficit with a corresponding credit to preferred stock and will be recognized in earnings as a non-cash charge (preferred stock accretion) upon completion of the proposed initial public offering of common stock.

RESULTS OF OPERATIONS


    The following table sets forth certain items included in our results of operations for the three years ended December 31, 1997, 1998 and 1999, and the three months ended March 31, 1999 and 2000 expressed as a percentage of our total revenue for these periods:



                                                                                     THREE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                    MARCH 31,
                                        ------------------------------------      ------------------------
                                          1997          1998          1999          1999            2000
                                        --------      --------      --------      --------        --------
                                                                                        (UNAUDITED)
STATEMENT OF OPERATIONS:
Product revenues......................    93.0%         91.4%         86.0%         88.9%           86.1%
Service and other revenues............     7.0           8.6          14.0          11.1            13.9
                                         -----         -----         -----         -----           -----
    Total revenues....................   100.0         100.0         100.0         100.0           100.0
Cost of product revenues..............    41.0          34.1          57.1          29.7            30.7
Cost of service and other revenues....     3.9           3.7          10.7           7.5            13.0
                                         -----         -----         -----         -----           -----
    Total cost of revenues............    44.9          37.9          67.7          37.2            43.8
Gross profit..........................    55.1          62.1          32.3          62.8            56.2

Operating expenses:
  Research and development............    16.4          12.4          17.8          15.1            21.9
  Selling, general and
   administrative.....................    68.0          50.4          71.4          65.2            78.7
  Integration expenses................      --            --           1.6           2.4              --
                                         -----         -----         -----         -----           -----
      Total operating expenses........    84.4          62.8          90.7          82.7           100.5

Loss from operations..................   (29.3)         (0.7)        (58.5)        (19.9)          (44.3)
Interest income (expense), net........     2.6           2.2          (3.5)         (3.1)           (2.2)
                                         -----         -----         -----         -----           -----

Income (loss) before provision for
  income taxes........................   (26.7)          1.5         (62.0)        (23.0)          (46.5)
Provision for income taxes............     0.6           0.4           0.3           0.2             0.2
                                         -----         -----         -----         -----           -----

Net income (loss).....................   (27.2)          1.1         (62.3)        (23.2)          (46.7)
                                         -----         -----         -----         -----           -----

Net income (loss) available to common
  stockholders........................   (27.3)          1.1         (62.3)        (23.2)          (46.7)
                                         =====         =====         =====         =====           =====



  THREE MONTHS ENDED MARCH 31, 1999 AND 2000



    REVENUE. Total revenues increased 21.7% from $12.1 million for the three months ended March 31, 1999 to $14.7 million for the three months ended March 31, 2000. For the three months ended March 31, 1999, product revenues and service and other revenues accounted for 88.9% and 11.1% of total revenues, respectively. For the three months ended March 31, 2000, product revenues and service and other revenues accounted for 86.1% and 13.9% of total revenues, respectively.



    Product revenues increased by 18% from $10.7 million in 1999 to $12.6 million in 2000, due primarily to an 8.5% increase in the number of automation systems installed partially offset by a slight decrease in average selling prices. Since Sun Healthcare represented 24.7% of our product revenues for the three months ended March 31, 1999 and none of our product revenues for the three months ended March 31, 2000, product revenues excluding sales to Sun Healthcare grew 42.6% from $9.4 million for the three months ended March 31, 1999 to

$12.6 million for the three months ended March 31, 2000. Product revenues included $2,000 in monthly subscription fees from hospital customers connected to the Omnicell Commerce Network.



    Service and other revenues include revenues from service and maintenance contracts, short term rentals of automation systems and amortization of a distributor license fee. Service and other revenues increased by 51.8% from $1.3 million for the three months ended March 31, 1999 to $2.0 million for the three months ended March 31, 2000. The increase in service and other revenues was due primarily to the increase in our installed base of automation systems. We anticipate that service and other revenues will continue to grow in absolute dollars and as a percentage of our total revenues due to continued growth in our installed base of automation systems.



    COST OF REVENUES. Cost of product revenues increased by 25.8% from $3.6 million for the three months ended March 31, 1999 to $4.5 million for the three months ended March 31, 2000. Gross profit on product sales was $7.1 million or 66.5% of product revenues, in the first quarter of 1999 compared to $8.1 million, or 64.3% of product revenues, in the first quarter of 2000. The change in gross profit was due in part to amortization of the Commerce One license fee in the three months ended March 31, 2000 partially offset by the benefit of selling approximately $145,000 of Sure-Med product previously written off.



    Cost of service revenues consists of service parts and spares and contracted service and maintenance expense. Cost of service revenues increased by 112.0% from $0.9 million for the three months ended March 31, 1999 to $2.0 million for the three months ended March 31, 2000. For the same periods, gross margin on service revenues was $0.4 million, or 32.7% of service revenues in 1999 compared to $0.1 million, or 6.0% of service revenues, in 2000. The higher level of cost of service revenues for the three months ended March 31, 2000 was due to a high level of expenses for service parts and spares. Sure-Med pharmacy systems require more costly installation kits than Omnicell automation systems. The three month period ending March 31, 2000 had an unusually large percentage of Sure-Med units to be installed including units which had been shipped by Baxter Healthcare prior to January 1999. We were responsible for installing these Sure-Med systems and for providing the required installation kits. This unusually high level of expenses for service cost of revenues should not continue beyond the next few quarters as most Sure-Med systems shipped by Baxter Healthcare will be installed over the remainder of this year.



    RESEARCH AND DEVELOPMENT. Research and development expenses increased by 76.5% from $1.8 million for the three months ended March 31, 1999 to $3.2 million for the three months ended March 31, 2000. The increase in research and development expenses was primarily the result of increased spending for development of the Omnicell Commerce Network due to additional staff for cataloging, integration and modification of the Commerce One technology to meet the needs of healthcare customers. To date we have capitalized $0.2 million in software development costs. We anticipate that research and development expenses will continue to increase in absolute dollars.



    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative costs increased by 46.8% from $7.9 million for the three months ended March 31, 1999 to $11.5 million for the three months ended March 31, 2000. The increase in selling, general and administrative expenses was primarily the result of increased spending in sales and marketing for the Omnicell Commerce Network, including increased staffing for sales and marketing, and increases in marketing expenses for advertising and trade shows. We anticipate that selling, general and administrative expenses will continue to increase in absolute dollars. Included in the quarter ending March 31, 2000 was compensation expense of $0.7 million due to the extension of option terms for consultants.



    INTEREST INCOME (EXPENSE). Net interest expense decreased from $370,000 for the three months ended March 31, 1999 to $320,000 for the three months ended March 31, 2000. The modest decrease was due primarily to increased earnings from higher invested cash balances partially offset by higher interest expense.



    INTEGRATION EXPENSES. Integration expenses of $0.3 million in 1999 consists of costs associated with the integration of Omnicell and Sure-Med engineering efforts, product lines, and marketing efforts.


  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


    REVENUES. Total revenues increased 4.6% from $48.2 million for the year ended December 31, 1998 to $50.4 million for the year ended December 31, 1999. For the year ended December 31, 1999, product sales and service and other revenue accounted for 86.0% and 14.0% of total revenues, respectively. For the year ended December 31, 1998, product sales and service and other revenues accounted for 91.5% and 8.5% of total revenues, respectively.



    Product revenues decreased by 1.6% from $44.1 million in 1998 to $43.3 million in 1999, due primarily to a 4.9% decrease in average selling prices from 1998 to 1999 partially offset by a 3.5% increase in the number of automation systems installed from 1998 to 1999. Our product revenue decline in 1999 was fostered by a decline in purchases by our largest customer, Sun Healthcare, due to its financial difficulties and by delays in purchase decisions by other customers over concerns related to Year 2000. Many healthcare facilities directed a significant portion of their internal administrative and information technology resources toward correcting deficiencies in their Year 2000 compliance programs and consequently, were not receptive to implementing additional systems such as ours in the second half of 1999.



    Service and other revenue increased by 70.6% from $4.1 million for the year ended December 31, 1998 to $7.0 million for the year ended December 31, 1999. The increase in service and other revenue was due primarily to the increase in our installed base of automation systems. We anticipate that service and other revenue will continue to grow in dollar terms and as a percentage of our total revenue due to continued growth in our installed base of automation systems.



    Deferred gross profit increased by 42.0% from $20.2 million in 1998 to $28.7 million in 1999 due to more shipments of automation systems than installations during 1999. We anticipate that deferred gross profit will increase modestly due to shipments exceeding installations in reporting periods. Customers can experience delays in installation for a variety of reasons, including construction delays and delays in receiving software from third party vendors. We recognize deferred gross profit when installation is complete.



    Revenues increased by 33.6% from $36.1 million in 1997 to $48.2 million in 1998, due primarily to increases in unit volumes reflecting continued market acceptance of our automation systems. Revenues also increased due to an increase in selling prices resulting from a continued higher mix of our pharmacy systems which have higher per unit prices than our supply systems.



    COST OF REVENUES. Product cost of revenues increased by 73.9% from $16.5 million for the year ended December 31, 1998 to $28.8 million for the year ended December 31, 1999. Gross margin on product sales was $27.6 million or 62.7% as a percent of product sales in

1998 compared to $14.7 million or 33.9% as a percent of sales in 1999. The increase in product cost of revenues was due primarily to a $9.7 million writedown of Sure-Med product line inventory to net realizable value in the fourth quarter of 1999 because of dramatically lower than anticipated demand for Sure-Med products following the acquisition. The Company was confronted with solving several issues regarding Sure-Med product. With the acquisition, issues of product integration arose which slowed the sales force's ability to effectively sell the new product. The Company anticipates that Sure-Med sales will continue to decline. An additional special charge included in cost of revenues in the fourth quarter of 1999 was a $1.5 million writedown of systems inventory committed to certain customers at no charge under a marketing program. Cost of revenues also includes $1.1 million of purchase accounting adjustment due to the sale of Sure-Med inventories that had been written up to fair value.



    Excluding the impact of the Sure-Med inventory and other writedowns, cost of product revenues remained the same at $18.3 million, reflecting an increase in the number of systems installed partially offset by a decrease in manufacturing costs per unit. As a percent of product sales, cost of product revenues, excluding the impact of the Sure-Med inventory and other write offs, decreased slightly from 38% to 36.3%.



    Service cost of revenues increased by 200% from $1.8 million for the year ended December 31, 1998 to $5.4 million for the year ended December 31, 1999. For the same periods, gross margin on service revenues was $2.3 million or 56.1% as a percent of service revenue in 1998 compared to $1.6 million or 22.9% as a percent of service revenue in 1999. The lower gross margin on service revenue in 1999 compared to 1998 was due in part to the acquisition of the Sure-Med product line and a higher level of service required for pharmacy automation systems.



    Cost of revenues increased by 13% from $16.2 million in 1997 to $18.3 million in 1998. As a percent of revenues, cost of revenues decreased from 44.9% to 38.0%. The decrease in cost of revenues as a percent of revenues is due to a reduction in materials costs per unit, increases in manufacturing productivity and lower overhead per unit due to the sales increase from 1997 to 1998.


    RESEARCH AND DEVELOPMENT. Research and development expenses increased by 50.0% from $6.0 million in 1998 to $9.0 million in 1999. The increase in research and development expenses was primarily attributable to higher costs associated with additional engineering personnel retained as part of the acquisition of the Sure-Med product line from Baxter Healthcare. We anticipate that we will continue to commit significant resources to research and development in future periods to enhance and extend our automation systems and to customize Commerce One's technology for Omnicell Commerce Network customers. We expect that research and development expenses will increase in dollar terms and as a percentage of sales from current levels, particularly as we add engineering resources for integration, cataloging and modifying OmniBuyer and OmniSupplier to meet the needs of our customers. To date, we have not capitalized any software development costs.

    Research and development expenses increased by 1.1% from $5.9 million in 1997 to $6.0 million in 1998. The increase in research and development expenses reflects costs associated with the introduction of our Web-enabled DataCenter.


    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative costs increased by 48.2% from $24.3 million in 1998 to $36.0 million in 1999. The increase in selling, general and administrative expenses is due to staffing increases necessary to manage and support our growth in revenue, as well as increased staffing as a result of the acquisition of the Sure-Med product line from Baxter Healthcare. Also included in selling, general and administrative costs are special charges of $0.9 million relating to the write off of leasehold improvements and other equipment and $0.6 million relating to the write off of an equity investment. We anticipate that we will continue to commit significant resources to our sales, customer support, marketing, finance and administration organizations, and have accelerated hiring to support the Omnicell Commerce Network. We expect that selling, general and administrative expenses will continue to increase in dollar terms. However, we do not anticipate that selling, general and administrative expenses will increase significantly, if at all, as a percentage of revenues.



    Selling, general and administrative expenses decreased by 1.0% from $24.5 million in 1997 to $24.3 million in 1998. Increased efficiency in the customer support organization contributed to our ability to limit increases in selling, general and administrative costs in 1998.


    INTEGRATION EXPENSES. Integration expenses of $0.8 million in 1999 consists of costs associated with the integration of Omnicell and Sure-Med engineering efforts, product lines and marketing efforts.

    INTEREST INCOME (EXPENSE). Net interest income was $1.0 million in 1998 compared to net interest expense of $1.8 million in 1999, reflecting a reduction in interest income due to a decrease in cash, cash equivalents and short-term investments balances and an increase in interest expense due to debt obligations incurred as part of the Sure-Med acquisition, as well as interest paid to Sun Healthcare with redemption of its redeemable preferred stock.

    Net interest income was $1.0 million during both 1997 and 1998.

QUARTERLY RESULTS OF OPERATIONS

    In any given quarter, it is common for a few customers to make up a substantial percentage of our automation systems revenue, although the identity of such customers generally varies from quarter to quarter. The timing of purchase decisions by large hospital customers has a material impact on our deferred gross profit position but a less significant impact on quarterly results of operations which depend on our ability to install systems that have already been shipped to customers.

    Our quarterly operating results have varied significantly in the past and may vary significantly in the future depending on many factors that may include, but are not limited to, the following:

    - the success of the Omnicell Commerce Network;

    - timing of additional customers transacting on the Omnicell Commerce
      Network;

    - the size and timing of significant orders and their fulfillment and integration;

    - changes in pricing policies by us or our competitors;

    - the number, timing and significance of product enhancements and new product announcements by us and our competitors;

    - changes in the level of our operating expenses, particularly related to the development of the Omnicell Commerce Network;

    - our customers' budgeting cycles; and

    - changes in our strategy and general domestic and international economic and political conditions.

    The following tables present certain unaudited statement of operations data for each quarter of 1999 and for the first quarter of 2000, and express this as a percentage of the Company's revenues for the periods indicated. This data has been derived from unaudited consolidated financial statements and has been prepared on the same basis as the Company's audited consolidated financial statements which appear elsewhere in this prospectus. In the opinion of our management, this data includes all adjustments, consisting only of normal recurring adjustments and, in the fourth quarter of 1999, special charges described below, necessary for a fair presentation of such data.



                                                                               THREE MONTHS ENDED
                                                              ----------------------------------------------------
                                                              MAR 31,    JUN 30,    SEP 30,    DEC 31,    MAR 31,
                                                                1999       1999       1999       1999       2000
                                                              --------   --------   --------   --------   --------
                                                                                 (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Product revenues............................................  $10,713    $ 9,667    $11,086    $ 11,906   $ 12,638
Service and other revenues..................................    1,339      1,784      2,098       1,813      2,032
                                                              -------    -------    -------    --------   --------
    Total revenues..........................................   12,052     11,451     13,184      13,719     14,670
Cost of product revenues(1).................................    3,584      3,779      3,889      17,508      4,509
Cost of service and other revenues..........................      901        731      1,317       2,428      1,910
                                                              -------    -------    -------    --------   --------
    Total cost of revenues..................................    4,485      4,510      5,206      19,936      6,419
Gross profit................................................    7,567      6,941      7,978      (6,217)     8,251

Operating expenses:
  Research and development..................................    1,819      2,078      2,505       2,575      3,210
  Selling, general and administrative(2)....................    7,862      8,400      9,426      10,295     11,540
  Integration expenses......................................      286        362        137          --         --
                                                              -------    -------    -------    --------   --------
    Total operating expenses................................    9,967     10,840     12,068      12,870     14,750
Loss from operations........................................   (2,400)    (3,899)    (4,090)    (19,087)    (6,499)
Interest income (expense), net..............................     (374)      (521)      (569)       (303)      (321)
                                                              -------    -------    -------    --------   --------
Loss before provision for income taxes......................   (2,774)    (4,420)    (4,659)    (19,390)    (6,820)
Provision for income taxes..................................       24         40         --          85         25
                                                              -------    -------    -------    --------   --------
Net loss....................................................  $(2,798)   $(4,460)   $(4,659)   $(19,475)  $ (6,845)
                                                              =======    =======    =======    ========   ========
Net income (loss) available to common shareholders..........  $(2,798)   $(4,460)   $(4,659)   $(19,475)  $ (6,845)
AS A PERCENTAGE OF REVENUES:
Cost of revenues............................................     37.2%      39.4%      39.5%      145.3%      43.8%
Gross profit (loss).........................................     62.8       60.6       60.5       (45.3)      56.2
Operating expenses:
  Research and development..................................     15.1       18.1       19.0        18.8       21.9
  Selling, general and administrative.......................     65.2       73.4       71.5        75.0       78.7
  Integration expenses......................................      2.4        3.2        1.0          --         --
                                                              -------    -------    -------    --------   --------
    Total operating expenses................................     82.7       94.7       91.5        93.8      100.5
Loss from operations........................................    (19.9)     (34.0)     (31.0)    (139.17)     (44.3)
Interest income (expense), net..............................     (3.1)      (4.5)      (4.3)       (2.2)      (2.2)
                                                              -------    -------    -------    --------   --------
Loss before provision for income taxes......................    (23.0)     (38.6)     (35.3)     (141.3)     (46.5)
Provision for income taxes..................................      0.2        0.4         --         0.6        0.2
                                                              -------    -------    -------    --------   --------
Net loss....................................................    (23.2)     (39.0)     (35.3)     (141.9)     (46.7)
                                                              =======    =======    =======    ========   ========
Preferred stock accretion...................................       --         --         --          --         --
                                                              -------    -------    -------    --------   --------
                                                                (23.2)     (39.0)     (35.3)     (141.9)     (46.7)
                                                              =======    =======    =======    ========   ========


------------

(1) Includes special charges in the fourth quarter of 1999 related to writedown of Sure-Med inventory--$12.5 million; additional costs recorded due to sale of Sure-Med inventory which was recorded at fair value upon acquisition-- $1.1 million and writedown of inventory designated for a marketing program--$1.5 million.

(2) Includes special charge in the second quarter of 1999 related to write-off of leasehold improvements and other equipment--$0.9 million and a special charge in the fourth quarter of 1999 related to write-off of equity investment--$0.6 million.

LIQUIDITY AND CAPITAL RESOURCES


    We have financed our operations since inception primarily through the private placement of equity securities, as well as through equipment financing and secured loan arrangements. Through March 31, 2000, we have raised approximately $77.5 million from the private placement of equity securities, net of redemptions. This includes net proceeds of approximately $28.6 million from the issuance of Series K convertible preferred stock during the first quarter of 2000.



    As of March 31, 2000, our principal sources of liquidity included $22.4 million in cash, cash equivalents and short-term investments and an undrawn $10.0 million revolving credit facility. Our funds are currently invested in U.S. Treasury and government agency obligations, investment grade commercial paper and short-term interest-bearing securities.


    In connection with the acquisition of the Sure-Med product line, we incurred a note payable to Baxter Healthcare of approximately $7.9 million. The note is secured by substantially all of the assets supporting the Sure-Med product line. The note is for a term of five years and is repayable in twelve equal quarterly installments beginning in 2001. Interest payments are due quarterly at a rate of 8.0% for the first two years and 13.0% for the succeeding three years. We expect to utilize a portion of the proceeds from this offering to repay the Baxter Healthcare note in full.


    In March 1999, in connection with the acquisition of the Sure-Med product line, we established a revolving credit facility of $10.0 million with Silicon Valley Bank that we have not utilized. Any advances under the credit facility would be secured by substantially all of our assets. Interest under the credit agreement is payable at an annual rate equal to our lender's prime rate plus 2.25%. Our credit agreement contains covenants that include limitations on indebtedness and liens, in addition to thresholds relating to net capital deficiencies and ratios that define borrowing availability and restrictions on the payment of dividends.



    We used cash of $5.2 million in operating activities in 1999 compared to $6.7 million provided by operating activities in 1998 and $3.1 million used in operating activities in 1997. The net loss of $33.2 million for 1999 was partially offset by non-cash charges for depreciation and amortization of $2.0 million, Sure-Med product line inventory and related fixed asset write offs of $14.5 million and an investment writedown of $0.5 million, and an increase in deferred gross profit of $8.2 million. In 1998, cash was provided by net income of $0.5 million, decreases in accounts receivable of $2.1 million and an increase in deferred gross profit of $4.3 million. In 1997, cash was used by the net loss of $9.8 million and increases in accounts receivable of $7.4 million partially offset by increases in accrued liabilities of $6.3 million and deferred gross profit of $11.8 million.



    We generated cash of $12,000 from investing activities in 1999 compared to $7.3 million used in investing activities in 1998 and $5.9 million generated from investing activities in 1997. Net maturities of short-term investments were $6.4 million in 1999 compared to net purchases of $5.5 million in 1998 and net maturities of $7.8 million in 1997. Our 1999 expenditures for property and equipment of $6.0 million exceeded the $1.8 million expended in 1998 and $1.9 million expended in 1997.



    We used cash of $3.8 million in financing activities in 1999 due primarily to redemption of redeemable preferred stock compared to cash provided by financing activities through the issuance of common stock of $0.6 million in 1998 and $0.5 million in 1997.

    Through March 2000, we redeemed 901,000 shares of Series J redeemable convertible preferred stock from Sun Healthcare for $12.6 million plus interest of $2.3 million. Cash of $10.8 million was used to satisfy this redemption, with the balance was paid by offsetting Sun Healthcare's outstanding accounts receivable balances.



QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET AND INTEREST RATE RISK


    The following discusses our exposure to market risk related to changes in interest rates, foreign currency exchange rates and equity prices. We reduce the sensitivity of our results of operations to these risks by maintaining an investment portfolio which is comprised solely of highly rated, short-term investments. We do not hold or issue derivative, derivative commodity instruments or other financial instruments for trading purposes. We are exposed to currency exchange fluctuations, as we sell our products internationally. We manage the sensitivity of our international sales by denominating all transactions in U.S. dollars.

    We are exposed to interest rate risk, as we use additional debt financing periodically to fund capital expenditures. The interest rate that we may be able to obtain on debt financings will depend on market conditions at that time and may differ from the rates we have secured in the past.

                                    BUSINESS

OVERVIEW

    We provide a Web-based, end-to-end supply chain management solution targeting hospitals and other healthcare facilities and their suppliers. The Omnicell Commerce Network and our supply and pharmacy automation systems enable customers to procure and manage a wide range of medical and non-medical supplies and pharmaceuticals. Currently, many procurement and inventory management processes at healthcare facilities, including ordering, record keeping and billing procedures, are costly, highly inefficient and predominantly manual. The Omnicell Commerce Network streamlines these processes, and our automation systems significantly reduce waste and inefficiencies, thereby improving the speed and cost-effectiveness of the overall healthcare supply chain.


    Our end-to-end solution is designed to give customers broad access to both vertical (medical and pharmaceutical) and horizontal (non-medical) online marketplaces. We have experienced integration teams working directly with each individual department within healthcare facilities (including hospitals and alternate care facilities) to determine their internal ordering processes and systems. We then customize and integrate our applications to enable proper accounting and coordination of the procurement and inventory management process. These applications automate the healthcare facilities' front-end operations, such as the requisition and approval functions, and link them with their existing back-end information systems, such as the ERP, healthcare information, materials management and purchasing systems.


    The Omnicell Commerce Network is an e-commerce service that consists of two Web-based applications, OmniBuyer and OmniSupplier, that incorporate and extend Commerce One's business-to-business e-commerce technology platform into healthcare. With these two applications, we connect buyers and suppliers to create a network that provides healthcare buyers with broad access to medical and non-medical products and services. The Omnicell Commerce Network is a secure and integrated network that is buyer-focused and provides a single online point of entry for the procurement needs of healthcare buyers. It establishes, maintains and enhances buyer-supplier relationships. The network's hosted Web-based procurement application provides healthcare buyers with the following advantages:


    - online automation of front-end requisition and approval functions;


    - online access to customized multi-supplier catalogs;

    - reduced processing costs and pricing disputes;


    - integration with back-end information systems;



    - Web-enabled back-end information systems; and


    - access to low-cost information services.


    Rush Presbyterian-St. Luke's Medical Center in Chicago, Illinois began transacting on the Omnicell Commerce Network in November 1999 using a prior version of OmniBuyer. The current version was made available on February 29, 2000, and through May 31, 2000, six additional buyers and seven suppliers had transacted business on the Omnicell Commerce Network. We intend to continue to aggressively add more buyers and suppliers to the Omnicell Commerce Network. We have structured the network based on an ASP business model that provides clear economic benefits for all participants. We intend to generate revenues through subscription fees from buyers and connection and transaction fees from suppliers. In addition, because we are not exclusively affiliated or aligned with any medical supply or pharmaceutical manufacturer, distributor or GPO, we are able to serve as a neutral and unbiased e-commerce facilitator, thereby enabling, rather than constricting, the relationship between buyers and suppliers.



    Our automation systems manage and dispense medical supplies and pharmaceuticals directly to healthcare professionals throughout a healthcare facility at the point of use. These automation systems consist of modular, secured and computerized cabinets that collect and share data with healthcare facilities' existing information systems. They allow our customers to track transaction data, inventory levels, expenses and patient billing. Since 1993, we have installed over 14,000 cabinets in over 1,300 healthcare facilities. We estimate that approximately $600 million in medical supplies flowed through our installed automation systems in 1999. We generated revenue of approximately $50.4 million in 1999 from the sale and lease of our automation systems and related services.


INDUSTRY BACKGROUND

  THE HEALTHCARE SUPPLY CHAIN


    The U.S. healthcare industry has been undergoing significant changes as third-party payors, such as Medicare, Medicaid and insurers, increase their efforts to control the cost of healthcare services and related reimbursements. As a result, healthcare organizations are beginning to focus on improving internal technologies and operations management, including procurement and inventory management processes, as they seek to reduce costs. However, the high degree of buyer and supplier fragmentation in the healthcare supply chain and its associated inefficiencies present significant obstacles to achieving this goal. The U.S. healthcare market alone includes approximately 6,000 hospitals, 17,000 alternate care facilities and 600 GPOs. We estimate that total
U.S. healthcare supply chain annual expenditures exceed $200 billion, which includes medical and non-medical supplies, pharmaceuticals, services and equipment. We also estimate that medical and non-medical supplies and pharmaceuticals represent approximately 20% of a typical hospital's expenditures.


  LIMITATIONS OF THE TRADITIONAL HEALTHCARE SUPPLY CHAIN

    The traditional healthcare supply chain is highly fragmented and inefficient and fails to adequately address the comprehensive needs of buyers and suppliers. A study conducted by Computer Sciences Corporation for the Efficient Healthcare Consumer Response, an association of healthcare manufacturers, distributors and providers, estimated that in 1996 the total annual supply chain process costs in the U.S. for consumable medical/surgical devices, non-retail pharmaceuticals and non-capital diagnostics were $23 billion. The study estimated that $11 billion could be eliminated through more efficient supply chain management.

    Healthcare organizations typically must coordinate the purchase, delivery and management of thousands of medical and non-medical products from hundreds of suppliers on a regular basis. In addition, these organizations must track inventory usage and cost. Their efforts are limited by a number of factors, including:

    - TIME-CONSUMING AND COMPLEX PROCUREMENT PROCESSES. A typical healthcare facility's procurement process is built along departmental lines and consists of a lengthy, paper-based requisition and approval sequence involving many individuals at different levels of authority. This sequence must be followed to maintain GPO compliance to ensure benefits from contracted pricing, whether it be a first-time order or the re-ordering of an existing product.

    - UNCOORDINATED PURCHASE DECISION MAKING. Funneling purchasing decisions to a centralized authority often leads to a bottleneck as requisitions await approval. To avoid delays, buyers often make purchases outside of this centralized process. This makes it difficult to monitor and coordinate purchases and often results in higher prices on purchases made without the benefit of contracted prices.

    - INEFFICIENT CONNECTIVITY TO SUPPLIERS. Healthcare buyers utilize a variety of manual and automated processes for their procurement needs. Manual processes, involving phone, fax and e-mail, are time-consuming, expensive and prone to error. More automated processes, involving electronic data interchange (EDI), are point-to-point connections with significant up-front and on-going costs, limiting their adoption and the benefits of automation. Accordingly, the lack of real-time connectivity results in invoice discrepancies that require further reconciliation between buyers and suppliers, often wasting time and money.


    - LACK OF INTEGRATION BETWEEN THE PURCHASING FUNCTION AND THE ERP
      SYSTEM. Healthcare buyers typically place orders based on usage reports from materials management systems. These orders are often generated independent of the buyer's ERP system and often lack current pricing information. This can result in a mismatch between invoices received from suppliers and purchase orders, leading to time-consuming and expensive reconciliation of pricing disputes.


    - LIMITED PRODUCT AND PRICING INFORMATION. Distributors have incentives to sell their own products and those of certain manufacturers. They typically exercise control over buyers' access to competing products, product information and comparative pricing information. There are no comprehensive product catalogs available to buyers for sourcing and purchasing healthcare supplies, making it difficult to make value-based purchasing decisions.

    - INABILITY TO CAPTURE CHARGES AND TRACK USAGE AND INVENTORY. Because supplies are retrieved and not used, or supplies are used but not recorded properly, healthcare facilities are unable to accurately track usage and inventory. This leads to product waste, imprecise capture of patient billing data, stock-outs and the inability to efficiently manage inventory levels.

  GROWTH OF BUSINESS-TO-BUSINESS E-COMMERCE IN THE HEALTHCARE SUPPLY CHAIN

    The inefficiencies associated with the healthcare supply chain have created significant opportunities for business-to-business e-commerce. According to Forrester Research, an industry research organization, U.S. pharmaceutical and medical transaction volume processed through business-to-business e-commerce is expected to increase from $1 billion in 1999 to $44 billion in 2003. We believe that in order for e-commerce solutions to supplant the healthcare industry's current methods of transacting business, seamless integration with buyers' information systems and effective coordination of buyers' and suppliers' actions will be required.


    To date, horizontal and vertical online marketplaces that have been offered as solutions have experienced only limited adoption by healthcare buyers due to several limitations. First, they have difficulty integrating with healthcare facilities' existing ERP, healthcare information, materials management and purchasing systems. Second, online marketplaces do not have automated rules engines that incorporate users' procurement approval processes to facilitate approval and ensure compliance with internal buying rules.

THE OMNICELL.COM SOLUTION


    The Omnicell Commerce Network and our automation systems provide a comprehensive, buyer-focused, supply chain management solution that addresses the limitations of the traditional healthcare supply chain. We target delivery of our solution to healthcare facilities, the buyers in the healthcare supply chain. We streamline procurement and inventory management processes and integrate these functions with back-end information systems to provide coordinated decision making and purchasing of medical and non-medical supplies. We work with healthcare facilities and their existing information systems to improve efficiencies and generate cost savings throughout the healthcare enterprise. In addition, our position as a neutral and unbiased e-commerce facilitator enables healthcare buyers to connect directly with suppliers without any channel management on our part and provides suppliers with an attractive means to reduce their sales, marketing and customer support costs and potentially grow their revenues.



    The Omnicell Commerce Network is an e-commerce service that consists of two Web-based applications, OmniBuyer and OmniSupplier, that incorporate and extend Commerce One's business-to-business e-commerce technology platform into healthcare. Our network facilitates e-commerce between participants in the healthcare supply chain, including healthcare facilities, manufacturers, distributors, GPOs, online marketplaces and auction sites. Both OmniBuyer and OmniSupplier employ an ASP business model with low up-front costs and minimal hardware requirements. As an ASP, we host our software applications from a central site rather than selling the software to each healthcare facility, and deliver our applications over secured Internet connections for a monthly fee. We believe that this facilitates better matching of costs and benefits and should encourage adoption of the Omnicell Commerce Network.


    Our automation systems consist of modular, secured and computerized cabinets and related software technology that manage and dispense medical supplies and pharmaceuticals. Our systems are designed to address many of the inefficiencies and problems associated with traditional methods of pharmacy and medical supply chain management. The systems allow our customers to track transaction data, inventory levels, expenses and patient billing, as well as link this data to our customers' existing information systems. We estimate that our automation systems typically reduce annual supply consumption costs of our customers by approximately 15% to 20%.

    In addition to cost reduction, our automation systems have several features that are important to our customers. Our systems are designed to integrate easily with a healthcare facility's existing information systems. We have written over 1,250 live, proprietary software interfaces to integrate our automation systems with healthcare facilities' back-end systems. We were an early adopter of the Windows NT platform, which facilitates integration between our automation systems and our customers' legacy systems. Our automation systems are available in modularized cabinets that are designed to fit in any area of the hospital and are flexible in design, accommodating any type of supply or pharmaceutical. In addition, our automation systems facilitate the management of both medical supply and pharmacy distribution using a single database, allowing for coordinated billing and reporting.

    The Omnicell Commerce Network and our automation systems have been designed to address the following limitations posed by the traditional healthcare supply chain:


    - TIME-CONSUMING AND COMPLEX PROCUREMENT PROCESS. Our rules-based front-end systems streamline the procurement process so that each user within a healthcare facility can access only predetermined suppliers' products and pricing information. For routinely ordered items, OmniBuyer is designed to enable healthcare facilities to automatically reorder items once they reach a pre-determined inventory level. This automation will eliminate the need for manual ordering. Based on established requisition rules, purchase orders are electronically routed to the appropriate decision makers before they are delivered to the supplier. By limiting access at the procurement level, and automating the routing of the requisition, bottlenecks are alleviated. In addition, the combination of limiting the product views of buyers to pre-determined suppliers and simplifying the re-order process encourages greater levels of contract compliance.


    - UNCOORDINATED PURCHASE DECISION MAKING. We work with each individual department of the healthcare facility to determine the purchasing and approval flows, determine the desired supplier connections, create individual catalogs for each user and interface the procurement application to all relevant information systems.


    - INEFFICIENT CONNECTIVITY TO SUPPLIERS. OmniBuyer provides a single online point of entry to connect all of the suppliers on our network, eliminating the need for phone, fax, e-mail and EDI connections to these suppliers. Our Web-enabled front-end systems provide real-time connectivity to suppliers, allowing the facility to access updated product pricing and availability.



    - LACK OF INTEGRATION BETWEEN THE PURCHASING FUNCTION AND THE ERP
      SYSTEM. The front-end purchase and back-end information applications of OmniBuyer work together to generate accurate purchase orders. We enable the ERP system to create a purchase order only after pricing is confirmed over the Omnicell Commerce Network with the supplier. By linking the purchasing and purchase order creation functions, we eliminate time-consuming purchase order reconciliation efforts. In addition, we reduce the need for manual entry or intervention.


    - LIMITED PRODUCT AND PRICING INFORMATION. As more suppliers connect to OmniSupplier, we will be able to provide our customers with direct access to an expanded range of products and pricing information. This information will not be restricted in any way. Instead, customers will have the ability to look at all the information that they choose. This enables buyers to make value-based purchasing decisions with greater ease and in less time than current systems allow.

    - INABILITY TO CAPTURE CHARGES AND TRACK USAGE AND INVENTORY. Our automation systems enable healthcare facilities to accurately capture and track their transaction data, inventory levels, expenses and patient billing. Entering the patient's name at the point of use and exchanging data through interfaces between our central server and the facility's billing and inventory systems allows the facility to trace supply from the warehouse to the patient.

STRATEGY

    Our goal is to become the leading business-to-business e-commerce network for the healthcare industry. We intend to achieve this goal through the following strategies:

    - FACILITATE MANAGEMENT OF THE HEALTHCARE SUPPLY CHAIN. We intend to enable better management of the healthcare supply chain by providing a single online point of entry for healthcare procurement and to continue to aggressively market our automation systems. We intend to accomplish this by (1) providing a customized application that incorporates and automates the buyer's existing requisition and approval process, (2) delivering a hosted Web-based solution with a low-cost ASP business model, (3) not restricting or dictating from whom buyers may purchase, (4) enabling suppliers to provide a unique and confidential price list for each buyer,
      (5) ensuring private and secure transactions, (6) continuing to improve the capabilities of our automation systems and (7) expanding the Omnicell Commerce Network's service offerings and capabilities to meet our customers' needs. We believe that the combination of OmniBuyer and our automation systems creates a valuable supply chain management solution from the supplier all the way to the point of use.

    - ACCELERATE ADOPTION AND USE OF THE OMNICELL COMMERCE NETWORK. We intend to continue to leverage our extensive healthcare industry experience and relationships as well as our installed base of automation systems customers to rapidly increase adoption and use of the Omnicell Commerce Network. We will also continue to aggressively market OmniBuyer to prospective new customers and believe that as market acceptance of OmniBuyer accelerates, the number of suppliers using OmniSupplier will increase.


    - LEVERAGE OUR TECHNICAL EXPERTISE. We are employing our interface expertise and our understanding of healthcare facilities' operating processes to integrate OmniBuyer with healthcare facilities' existing front-end and back-end information systems. We intend to continue to incorporate and extend Commerce One's business-to-business e-commerce technology platform into healthcare. In addition, we will continue to draw on our healthcare experience to optimize the Omnicell Commerce Network to provide additional features, functionality and services to meet our customers' needs.



    - DEVELOP STRATEGIC RELATIONSHIPS. We expect to continue to enter into strategic relationships with medical and non-medical products distributors and manufacturers, online marketplaces, online auction sites, GPOs, service providers and technology vendors to enhance the Omnicell Commerce Network's breadth and depth. We expect this will speed its market adoption and increase transaction volumes flowing through our network. We currently have a strategic relationship with Commerce One that allows for co-marketing and co-development efforts and enables us to utilize their e-commerce technology platform and access their Global Trading Web. Commerce One's Global Trading Web, of which the Omnicell Commerce Network is a part, is made-up of all companies that use the MarketSite or BuySite technology platform. We also have a strategic relationship with PricewaterhouseCoopers in which it has agreed to deploy its healthcare consulting practice to assist healthcare buyers and suppliers with the implementation of the Omnicell Commerce Network.


    - CAPITALIZE ON REVENUE OPPORTUNITIES GENERATED BY THE OMNICELL COMMERCE NETWORK. We anticipate that as participation in the Omnicell Commerce Network increases, a substantial portion of our revenue growth will be generated by the services offered by the Omnicell Commerce Network. We intend to achieve this revenue growth by collecting subscription fees from buyers and connection and transaction fees from suppliers. We also intend to pursue revenue opportunities from the data collected by the Omnicell Commerce Network.

OMNICELL.COM SERVICES AND PRODUCTS

  OMNICELL COMMERCE NETWORK


    OMNIBUYER. OmniBuyer is a secure Web-based procurement application that automates and integrates healthcare requisition and approval processes by incorporating buyer-specific business rules, such as spending limits, negotiated pricing, approval routing and customized access profiles on the front-end with back-end information systems integration. OmniBuyer is based on Commerce One's BuySite technology that we customize to meet the complex needs of healthcare buyers. BuySite uses content management tools and extensible mark-up language
(XML), a software technology designed to standardize e-commerce documentation.

    OmniBuyer employs an ASP business model and is designed to become a single online point of entry to meet the procurement needs of healthcare buyers. The buyer's desktop can have access to any requested supplier, including many suppliers connected to the combination of the Omnicell Commerce Network and, with the parties' agreement, Commerce One's Global Trading Web. We charge our customers monthly user subscription fees for the OmniBuyer service.

    BENEFITS OF OMNIBUYER. The OmniBuyer application provides the following benefits to healthcare buyers:


    - ONLINE AUTOMATION OF FRONT-END REQUISITION AND APPROVAL FUNCTIONS. We work directly with each individual department in a healthcare facility to build systems that incorporate and automate their requisition and approval processes, and user-specific business rules such as spending limits.


    - ONLINE ACCESS TO CUSTOMIZED MULTI-SUPPLIER CATALOGS. Healthcare buyers can request access to any supplier connected to the Omnicell Commerce Network and Commerce One's Global Trading Web. OmniBuyer also allows healthcare facilities to customize individual access to different suppliers' products and services. Access to specific suppliers allows for greater levels of contract compliance.


    - REDUCED PROCESSING COSTS AND PRICING DISPUTES. We automate the purchase requisition, approval and order processes and reduce errors caused by manual processes, saving time and expense. By maintaining buyer-specific pricing files and automating review of pricing, we reduce buyer-supplier pricing discrepancies and invoice reconciliation disputes.



    - INTEGRATION WITH BACK-END INFORMATION SYSTEMS. Our experienced and dedicated interface teams utilize our 1,250 live, proprietary software interfaces built for our automation systems to expedite the integration of healthcare facilities' back-end information systems. This allows for proper accounting, coordination and management of the procurement process.



    - WEB-ENABLED BACK-END INFORMATION SYSTEMS. Our OmniBuyer application is compatible with healthcare facilities' existing back-end information systems. By interfacing OmniBuyer with these systems, we enable healthcare facilities to implement a complete online procurement solution without having to invest in upgrades to their back-end information systems.


    - ACCESS TO LOW-COST INFORMATION SERVICES. We expect to develop online data analysis and reporting applications to help buyers monitor and review purchasing activity, perform benchmarking analysis and develop improved purchasing strategies.


    OMNISUPPLIER. OmniSupplier is a secure Web-based application that enables suppliers (including manufacturers, distributors, GPOs, online marketplaces and online auction sites) to connect and transact with our OmniBuyer customers. OmniSupplier is based on Commerce One's MarketSite technology that we customize to meet the complex needs of healthcare suppliers. MarketSite is the enabling technology that facilitates the creation and management of open, interactive marketplaces. We believe that MarketSite and OmniSupplier provide a comprehensive supplier solution that should serve to accelerate the adoption of the Omnicell Commerce Network.



    OmniSupplier is designed to offer three different technologies that enable real-time connection between suppliers and our OmniBuyer customers. Each of these offerings will deliver the buyer's order directly into the back-end information systems of the supplier. The supplier's choice on how to best connect to OmniSupplier will be based on its technological capabilities:


    - MANAGED CONTENT. For suppliers that do not have e-commerce functionality, OmniSupplier includes hosted services and integration that provide a low-cost, low-risk online access to a population of buyers. At the supplier's request, we will manage their content at OmniSupplier and the supplier needs only a Web browser to receive orders from buyers. Suppliers with more advanced technological capabilities may still choose to have their content hosted and managed at OmniSupplier, connecting and receiving real-time orders from OmniSupplier.


    - SUPPLIER-HOSTED CONTENT. For suppliers that have a commerce-enabled Web site with specific features and functionality, we intend to offer Commerce One's RoundTrip service that is currently being tested. This service is designed to take the OmniBuyer customer directly into the supplier's Web site. The buyer receives the user experience of the supplier's Web site while retaining the buyer's specific business rules, administrative workflow and back-end information systems integration.


    - PORTAL CONTENT. For suppliers that have ERP systems that maintain detailed customer price files and catalogs, but do not have commerce-enabled Web sites, we plan to offer a solution from Commerce One that will allow the supplier to host raw content and enable us to extract the relevant information from the supplier's site. This technology will perform a search, take the data to OmniSupplier, organize it and present it in a common form to the buyer. This technology will allow us to fully leverage the existing capabilities and initiatives of the suppliers, while maintaining the buyer's rules engine and customized view.

    Our goal is to connect all of our suppliers to OmniSupplier in a real-time fashion that will maximize the benefit of the application to both buyers and suppliers. We are adding functionality that will enable OmniSupplier to integrate with suppliers' ERP systems to provide our buyers with real-time inventory availability and shipping status. We believe this will reduce customer inquiries and associated expenditures and improve customer service. In addition, we will develop and incorporate online data analysis and reporting applications to enable suppliers to more effectively monitor and analyze sales activity, manage customer accounts and collect market intelligence. This information can be used to improve pricing and discount strategies, product planning and product development.

    BENEFITS OF OMNISUPPLIER. The OmniSupplier application offers the following benefits to suppliers:

    - SINGLE POINT OF CONNECTION. OmniSupplier provides a single integration point to all OmniBuyer customers, eliminating the need for suppliers to maintain expensive direct and point to point connections across their buyer network.

    - REDUCED TRANSACTION COSTS. Purchase orders received through OmniSupplier tend to be more accurate and less costly than orders transmitted by mail, phone or fax. OmniSupplier may reduce the costs required for suppliers to maintain their own fully functional e-commerce Web sites.

    - REDUCED CUSTOMER SERVICE COSTS. We believe that our maintenance of buyer-specific pricing files and automated review of pricing will reduce customer service costs associated with resolving buyer-supplier pricing disputes.

    - ACCESS TO NEW MARKETS AND CUSTOMERS. OmniSupplier allows suppliers to reach new buyers, while reducing the incremental sales, marketing and customer support costs of traditional approaches. In addition, OmniSupplier provides an efficient mechanism for product updates and pricing changes, enabling suppliers to quickly and easily implement changes in their respective product lines and respond to changing market requirements.

  AUTOMATION SYSTEMS

    Our automation systems consist of modular, secured and computerized cabinets and related software technology that manage and dispense medical supplies and pharmaceuticals. The information gathered by our automation systems is downloaded by phone line or local area network to a central server. Our cabinets are highly configurable and are designed to accommodate a wide variety of dispensing modules, including drawers, shelves and racks. As a result, they are easily configured to meet the particular needs of each patient care area.


    SUPPLY CABINETS. Medical supplies are accessed from our supply cabinets using our patented "See & Touch" technology. Users enter their identification number on a console and select the appropriate patient name. Specific doors then open based on the security level of the user. Locked transparent doors restrict access to the supplies contained in our cabinets. To record supply utilization, the user visually identifies and selects the item by pushing a dedicated reorder button on the shelf in front of each item's location.


    The main supply cabinet is comprised of one, two or three vertical "cells", each approximately two feet wide and six feet high. Each cabinet houses a processor and user interface. Auxiliary cabinets can be attached to the main cabinet to provide additional storage capacity. Various shelf, drawer and rack modules facilitate a wide array of storage configurations.

    PHARMACY CABINETS. We have two lines of pharmacy cabinets, the OmniCell pharmacy systems and the Sure-Med cabinets, which we acquired from Baxter Healthcare in January 1999. The OmniCell pharmacy systems are highly configurable and are available with color-touch screens. In addition, the OmniCell pharmacy systems have dispensing drawers that facilitate high, medium and low security levels by utilizing single-dose lids, locking lids, sensing lids and patented guiding lights. The OmniRx Table Top unit is a 12-inch high main cabinet with three pharmacy drawers, typically used where relatively small volumes of pharmaceuticals need to be stored in a secure manner.

    The Sure-Med pharmacy cabinets incorporate a variety of storage compartments and have software that is compatible with all of our automation systems. The Sure-Med cabinets offer a wide range of dispensing technologies, including unit-dose dispensers and multiple drawer sizes. The unit-dose module dispenses only the requested medication dose and is best suited for medications where regulatory guidelines mandate a highly controlled environment. Clinicians prefer this technology in high-security situations because it automates much of the logistical and documentation burden and responsibility associated with dispensing and documenting controlled medications.

    COMBINATION SYSTEMS. Combination cabinet systems allow healthcare organizations to integrate medical supplies and pharmaceuticals into a single cabinet. Our system architecture enables each operating department to manage its products independently of other operating departments, yet allows healthcare facilities to track transaction data, inventory levels, expenses and patient billing through a single database.

    BENEFITS OF AUTOMATION SYSTEMS. Our automation systems provide the following benefits to healthcare facilities:


    - REDUCED CONSUMPTION AND EXPENSES. Our automation systems house medical supplies and pharmaceuticals in a closed environment. By requiring the clinician to enter their identification code and the patient's name before removing a supply or pharmaceutical, only the items needed for each particular procedure are removed and properly billed to the patient. We estimate that our automation systems typically reduce our customers' annual supply consumption costs by approximately 15% to 20%.


    - IMPROVED TRACKING AND MANAGEMENT OF INVENTORY. Our automation systems capture data at the point of use and track transaction data, inventory levels, expenses and patient billing, thus improving inventory management. In addition, by receiving real-time information from our automation systems, the purchasing department can avoid shortages and excess inventory.


    - INCREASED DATA CAPTURE. Our automation systems capture inventory usage data by patient, physician, location and diagnostic code. These systems interface with the facility's ERP, healthcare information and materials management systems to initiate patient billing and inventory replenishment. Facility personnel can immediately access this data, facilitating real-time operations management.


    - IMPROVED SECURITY AND REGULATORY COMPLIANCE. Our pharmacy cabinets offer varying levels of security depending on the needs of the healthcare facility. The reporting and security functions of our pharmacy cabinets are designed to facilitate and document regulatory compliance for certain pharmaceuticals.


    - STANDARDIZED INTERFACES AND A SINGLE DATABASE. Our automation systems can be customized to meet the needs of many specialized care departments within healthcare facilities. The data captured from each cabinet enables more efficient and centralized administration of procurement and inventory management processes.


  OTHER SOFTWARE AND RELATED SYSTEMS

    OMNICENTER. The OmniCenter is the computerized central server that processes the transaction data to and from our automation system cabinets, recording each transaction by user, patient, item quantity, cost and time. The OmniCenter enables the materials management department to run reports periodically and on demand, indicating when to restock the cabinets and when to reorder supplies. In addition to the wide range of standard reports provided by the OmniCenter, a custom report writer also allows the user to add to their suite of information. As a diagnostic service, we are able to remotely access the OmniCenter from our help desk to monitor the status of each cabinet.

    SYSTEM INTERFACES. Since 1993, we have been developing an interface engine that is able to accommodate almost any interface record format and a variety of communication protocols. These development tools also allow for rapid development of interfaces for each customer site. We guarantee the delivery of interfaces to the customer for on-site testing within 30 days of receiving the interface specifications. To date, we have developed and implemented at customer sites more than 1,250 interfaces for automation systems. In addition, we are a member of Health Level Seven (HL7), the interfacing standards group for the healthcare industry. We follow the HL7 standard for interfacing whenever it is requested by the customer or another vendor, which is about 50% of the time.

    The Partner PC is the host server for our interfaces, communicating with the healthcare facility's information systems. This configuration allows the OmniCenter to process transactions and be dedicated to communicating with our automation systems. The Partner PC is where our proprietary interface software resides, allowing the data captured at the point of use by the cabinets to flow to the healthcare facilities' ERP, healthcare information, materials management and purchasing systems. In the same manner, information is passed from the facility's ERP, healthcare information, materials management and purchasing systems through the OmniCenter back to the cabinets.

    INFORMATION MANAGEMENT. The DataCenter 5000 and DecisionCenter are Web-enabled, decision support products and services that provide secured trend analysis, decision support and regulatory compliance reports based on data from our automation systems. They consolidate information from one or more OmniCenters into one large database. The data are not only stored in a raw format, but also aggregated for rapid response to queries. We have developed the "My-Omni" Web page that allows users to configure frequently requested information from a short menu. In addition, we offer sophisticated graphical tools that allow users to make detailed queries across all data fields. These systems are typically interfaced with the healthcare facility's medical records system in order to augment the database with correctly associated diagnosis codes by physician and by patient. Data can be viewed by authorized users and personnel at any time, allowing for easy, yet comprehensive, analysis for improved decision making.

    MEDCENTERCITY.COM. We own and operate MedCenterCity.com, an online healthcare community, which provides news, information and services for healthcare professionals.

CUSTOMERS

  OMNIBUYER


    Our target customers for OmniBuyer are healthcare institutions, including hospitals, physician clinics and alternate care facilities. As of May 31, 2000, over 225 healthcare organizations have signed agreements subscribing to the OmniBuyer service, of which the following have transacted business on the Omnicell Commerce Network:



- Loyola University Health System             Chicago, IL
- Madigan Army Medical Center                 Tacoma, WA
- MedCath, Inc.                               Charlotte, NC
- Rush Presbyterian-St. Luke's Medical
  Center                                      Chicago, IL
- Salina Regional Health Center               Salina, KS
- Veteran's Administration Mountain Home      Johnson City, TN
- Veteran's Affairs Medical Center            Washington, D.C.



    The subscription agreement provides the basic terms and conditions of the OmniBuyer service and the respective obligations of Omnicell.com and the OmniBuyer customer. Either party may terminate the subscription agreement on thirty days' written notice.



    We have implemented the first phase of our end-to-end procurement solution in the cath lab of Rush Presbyterian-St. Luke's Medical Center in Chicago, Illinois. In addition, Rush Presbyterian uses our automation systems throughout its facility, including the cath lab. Within the cath lab, we have automated the procurement process from the point of use all the way to the supplier. The automation process begins when a catheter is removed from our automation systems, with the user pushing a button for each item removed. These usage data are captured at our OmniCenter, which interfaces with our OmniBuyer application. The manager of the cath lab receives an e-mail, notifying him to log on to the OmniBuyer application, where he views a requisition prepared by OmniBuyer detailing the products to be reordered. The manager is then able to edit and approve the requisition. Once approved,

OmniBuyer transmits the requisition to the supplier, accessing current pricing information from the supplier, and sends the order to the facility's ERP system in order to generate an accurate purchase order. If the supplier is unable to fulfill the request, it is communicated back over our system, and the buyer can find alternative sources for the item. Integrating OmniBuyer with the facility's information systems and our automation systems has streamlined Rush Presbyterian's procurement process.


  OMNISUPPLIER


    Our target customers for OmniSupplier include manufacturers, distributors, online marketplaces and online auction sites. Through the participation of suppliers in OmniSupplier and the Global Trading Web maintained by Commerce One, the Omnicell Commerce Network, as of May 31, 2000, offers healthcare buyers access to approximately 30,000 medical products and over two million non-medical products.



    As of May 31, 2000, we had contracts with 24 healthcare manufacturers and distributors to sell their products on the Omnicell Commerce Network to OmniBuyer customers. The following suppliers have transacted business on the Omnicell Commerce Network:



- C.R. Bard, Inc.                              - Medline Industries
- Fisher Scientific Company LLC                - Retiou
- IKON Office Solutions, Inc.                  - Tri-anim Health Services, Inc.
                                               - U.S. Office Products, Inc.



    In addition, the Omnicell Commerce Network includes over 25 healthcare suppliers and over 400 non-healthcare suppliers that participate in Commerce One's Global Trading Web. OmniBuyer customers will have access to these suppliers through the Global Trading Web, which includes the following selected suppliers:



Healthcare                                     Non-Healthcare
---------------------------------------------  ---------------------------------------------

- B. Braun                                     - Boise Cascade Office Products Corporation
- Dade Behring Inc.                            - BT Office Products International, Inc.
- Mead Johnson Nutritionals                    - Lucent Technologies Inc.
- Professional Hospital Supply                 - Office Depot, Inc.
- VWR Scientific Products Corporation          - Staples, Inc.
- Xerox Medical Systems                        - W.W. Grainger, Inc.


  AUTOMATION SYSTEMS


    Our target customers for our automation systems are healthcare institutions, including hospitals, clinics and alternate care facilities. As of May 31, 2000, over 1,300 hospitals and other healthcare facilities have purchased or leased our automation systems.

    The following entities are representative of our largest hospital customers based on supply and pharmacy automation products purchased or leased:

- Bellevue Hospital Center                                    New York, NY
- Christ Hospital and Medical Center                          Oak Lawn, IL
- Children's Medical Center of Dallas                         Dallas, TX
- Good Samaritan Hospital                                     Los Angeles, CA
- Jackson Memorial Hospital                                   Miami, FL
- Massachusetts General Hospital                              Boston, MA
- Northwestern Memorial Hospital                              Chicago, IL
- Rush Presbyterian-St. Luke's Medical Center                 Chicago, IL
- UCSF Stanford Healthcare                                    San Francisco, CA
- University of Iowa Hospitals and Clinics                    Iowa City, IA
- University of Texas Medical Branch                          Galveston, TX
- Walter Reed Army Medical Center                             Washington, D.C.

STRATEGIC RELATIONSHIPS

    We establish and maintain relationships with firms whose products, services, technologies and/or market presence enhance our ability to deliver value to our customers. We have entered into strategic relationships with a wide variety of companies. Among the most significant relationships are the following:

  COMMERCE ONE


    Commerce One is a leading provider of e-commerce solutions that dynamically link buying and supplying organizations to form real-time trading communities. In August 1999, we entered into a Vertical Hosted License Agreement with Commerce One and paid a license fee, pursuant to which we received a perpetual license to Commerce One's Hosted BuySite and Branded MarketSite software for use in developing OmniBuyer and OmniSupplier, respectively. The agreement also provides for program management services and ongoing maintenance and support of the software for additional fees. In addition, we have agreed to share a portion of the transaction fees collected from suppliers when purchases are made using the Omnicell Commerce Network. The terms and conditions of the maintenance and support, and of the revenue share terms, have been formally renewed and extended by the parties until August 21, 2005. In addition, Commerce One, pursuant to our agreement, may not solicit business from, or enter into agreements with, selected companies in the healthcare market with respect to the hosted BuySite and/or branded MarketSite software at any time prior to August 21, 2000. The agreement continues perpetually unless otherwise terminated by either party pursuant to the termination provisions of the agreement. In addition, our strategic relationship with Commerce One allows for co-marketing and co-development efforts and enables us to utilize their e-commerce technology platform and access their Global Trading Web. In March 2000, Commerce One made an equity investment in our company.



    The Global Trading Web is a business-to-business trading community formed by Commerce One. The Global Trading Web is the accumulation of all the companies that have purchased or use Commerce One's MarketSite and BuySite. These companies bring together buying organizations, suppliers, and service providers worldwide to form a virtual marketplace across a number of industries. We operate MarketSite and host BuySite for healthcare, and are both part of and connected to this community. However, the success of the Omnicell Commerce Network in the healthcare marketplace is independent of the overall success of Commerce One's Global Trading Web. For the Omnicell Commerce Network to grow, we will need to continue to increase the number of suppliers that use OmniSupplier.

  PRICEWATERHOUSECOOPERS

    In April 2000, we entered into a Strategic Alliance Agreement with PricewaterhouseCoopers LLP, the world's largest professional services organization. This agreement engages PricewaterhouseCoopers' healthcare consulting practice to help healthcare buyers and suppliers effectively implement and participate in the Omnicell Commerce Network. Under the terms of the three-year agreement, PricewaterhouseCoopers is the preferred global systems integrator for Omnicell.com, and Omnicell.com is a PricewaterhouseCoopers preferred e-business healthcare alliance partner. We also plan to engage in joint sales and marketing activities with PricewaterhouseCoopers.


  PROMEDIX



    In June 2000, we entered into a Strategic Alliance Agreement with Promedix, a leading provider of specialty medical products to the healthcare market and a division of Ventro Corporation. Under the terms of the agreement, Omnicell will connect the Promedix Web site to healthcare facilities using OmniBuyer. Our OmniBuyer customers will have access to Promedix's over 400 specialty medical product suppliers. In addition, our strategic relationship with Promedix allows for the deployment of our automation systems in Promedix customer accounts.


  OTHER STRATEGIC RELATIONSHIPS

    We also have strategic relationships for our automation systems with Ariel Distributing, Clinical Pharmacology and ScrubAvail. For MedCenterCity.com, we have strategic relationships with barnesandnoble.com, CareerMosaic and Materials Management in Health Care.

RESEARCH & DEVELOPMENT AND TECHNOLOGY

  RESEARCH AND DEVELOPMENT

    Since our inception, we have focused our research and development efforts on developing new products and technologies and reducing the costs of manufacturing our system components. We have 57 employees in research and development.


    OMNICELL COMMERCE NETWORK. Our strategic relationship with Commerce One allows us to incorporate and extend Commerce One's technology platforms, applications, source code and documentation into healthcare. Their tools allow us to modify Commerce One's BuySite and MarketSite software so that the effort to port specific software changes to the latest Commerce One release is minimized. These tools allow us to more easily adopt the latest Commerce One releases as we add healthcare-specific features and functionality to optimize the Omnicell Commerce Network to meet the needs of the healthcare market.


    The Commerce One and Omnicell.com product development teams employ object-oriented analysis and design principles to guide the development of an object-oriented system of software code. Our methodology allows us to exploit the capabilities of object-oriented programming languages like C++ and Java to build reusable components and designs. This methodology also helps reduce the risks inherent in developing complex systems and helps us design our solutions to meet the needs of the participants in the Omnicell Commerce Network.


    AUTOMATION SYSTEMS. The software architecture for our automation systems business is based on database products and development tools centered around the Microsoft Windows NT platform, the Internet Information Server and Web tools. We develop application software that is generally applicable to all customers, while retaining broad customization functionality.

We maintain a release for each major product, with each new release level containing an increasing number of configurable options as new features are added, while retaining previous functionality for backward compatibility. Interfacing with the customer's other computer systems often requires custom interface software. This is kept separate from the main software release. Communication between the central server product and cabinets and any custom interface software is through an application programming interface (API). Each new release of server software maintains backward compatibility with this API, so that previous versions of interfaces and cabinets continue to operate when the main server software is upgraded. Our products currently do not require rigorous approvals beyond standard Underwriters Laboratories or Canadian Safety Association equivalent certification.


  SCALABLE ARCHITECTURE


    We are a Microsoft Certified Solutions Provider and are able to leverage Commerce One's Microsoft Windows distributed Internet applications framework into a unified architecture. This enables us to focus on creating additional business functionality for OmniBuyer and OmniSupplier, rather than building and maintaining complex infrastructure code. Additionally, Commerce One's solution has been designed so that we can grow our infrastructure through the simple addition of low-cost systems that utilize Intel microprocessors and the Microsoft Windows NT operating system. The Commerce One framework allows us to leverage technologies such as message queueing, security services, and coordination and distribution of transactions, components and services.


  SOFTWARE TECHNOLOGY PLATFORM


    Commerce One's solution utilizes XML software technology platform servers to generate and securely transmit XML documents over the Internet. Commerce One has also created a common business library designed to enable a common language-based framework for uniting disparate business document types. While we believe that XML software technology is emerging as an industry standard for business-to-business electronic commerce, we have also developed translation technology which converts XML documents into other document formats. This translation technology allows us to deliver purchase orders to suppliers in a wide variety of document formats, including EDI, Open Buying on the Internet, ASCII flat file, e-mail, Microsoft Excel and facsimile.


  SECURITY & PRIVACY

    Our OmniBuyer application uses 128-bit encryption, HTTPS-SSL and password-protected user access. Our servers are located behind corporate firewalls and access is multiple password-protected.

    We recognize our obligations to safeguard patient information and other customers' proprietary or confidential information to which we may have access through the use of the Omnicell Commerce Network and our automation systems. We have implemented a Privacy and Use of Information Policy and strictly adhere to established privacy principles, use of customer information guidelines and federal and state statutes and regulations regarding privacy and confidentiality, including those measures and practices required under the Health Insurance Portability and Accountability Act of 1996.

SALES, MARKETING AND CUSTOMER SUPPORT


    We market and sell our products and services to a variety of healthcare institutions, including hospitals and alternate care facilities. We have a direct sales force organized into six regions, with dedicated teams for the alternate care and European markets. Each of the members of our direct sales force sells both our automation systems and our e-commerce service. Our sales representatives have on average over eight years of sales experience in the healthcare industry. We target hospitals with greater than 100 beds, long-term care facilities and clinics. A regional vice president coordinates both the sales and field service operations activities in each region.


    Our marketing group is responsible for product marketing, marketing communications, Web site development, public relations, sales support and training. They generate leads through a variety of means, including advertising, direct marketing and participation in trade shows and conferences covering such areas as the Internet, electronic commerce, supply chain management, hospital administration, pharmacy, nursing, materials management and alternate care.


    We leverage our sales and field service organizations, along with our technical support desk to sell, implement and service the OmniBuyer application. In addition, we have added specialists who will work solely with healthcare facilities to sell and implement OmniBuyer, and a separate team that recruits and implements suppliers onto our OmniSupplier platform. We have initially focused on signing customers from our installed base of automation systems to OmniBuyer. This has allowed us to rapidly gain 200 customers who have independently elected to implement our application. The OmniBuyer implementation process is done in phases. We work with each individual department of the health care facility to determine the purchasing and approval flows, determine the desired supplier connections, create individual catalogs for each user and interface the procurement application to all relevant information systems.


    The sales cycle for our automation systems has proven to be long in nature and can take in excess of twelve months. This is due in part to the cost of our systems and the number of people within a healthcare facility involved in the purchasing decision. To initiate the selling process, the sales representative generally targets the director of materials management or other decision makers and is responsible for educating each group within the healthcare facility about the benefits of automation. To assist hospitals in the acquisition of our systems, we offer multi-year, non-cancelable leases, to reduce the up-front costs. Typically, we sell our customers' lease agreements to a third-party leasing company. We have contracts with several GPOs that enable us to sell our automation systems to GPO-member healthcare facilities without going through a lengthy request for proposal and bidding process. These GPO contracts are typically for multiple years with options to renew or extend for up to two years. Our current GPO contracts include Premier, Tenet Healthcare, University Healthcare Consortium and the Department of Veterans Affairs.


    Our field service operations representatives directly support the sales force, provide operational and clinical expertise prior to the close of a sale and install our automation systems. This group assists the customer with the technical implementation of our automation systems, including configuring our systems to address the specific needs of each individual customer. After the systems are installed, on-site support is provided by a combination of our field service operations team, technical support group and a third-party service company.


    We offer technical support through our Technical Support Desk in Waukegan, Illinois. Our team utilizes the Siebel software package, an industry standard for call centers, to field calls from customers. We have found that two-thirds of all service issues can be addressed with remote diagnostics. In addition, we have developed remote dial-in software that monitors customer conditions on a daily basis.

MANUFACTURING OF AUTOMATION SYSTEMS


    Our automation systems manufacturing strategy is to produce custom configured systems with fast order turnaround in a high-quality and cost-effective manner. We currently conduct our manufacturing operation in a 23,000 square feet facility in Palo Alto, California operating on one shift. We operate on a continuous flow, just-in-time basis to perform final assembly, configuration and system test of all products. Our customer service personnel work closely with the end user to determine specific customer requirements for each installation. The detailed customer requirements are transmitted electronically to our manufacturing facility where they are used to custom configure each unit. Our operating software is installed as a part of the assembly process. Once assembled, every unit undergoes mechanical and systems testing in our Palo Alto, California facility prior to shipping.


    Our production activities consist primarily of final assembly of mechanical components and electronic sub-systems outsourced to key suppliers. While many components of our systems are standardized and available from multiple sources, certain components or subsystems are fabricated according to our specifications. We endeavor to obtain multiple sources of supply for certain components. We believe we could obtain alternative sources of supplies within two to four months if our current suppliers were unable to provide us with adequate quantities of such components.

    Our products are designed with a high degree of modularity that facilitates manufacturing assembly and configuration and enables rapid deployment of new products and product enhancements. We have automated much of the software quality assurance process and have streamlined key steps in the mechanical prototyping process in order to minimize the time from design prototype to volume production. We work closely with several key fabricators and subassembly manufacturers on new products and utilize lower-cost manufacturers whenever possible while maintaining product quality and availability. We are continuously re-engineering our products to reduce manufacturing costs while improving product reliability and serviceability.

    Our quality assurance team reports to our customer service group and works directly with our manufacturing team. Team members inspect and create an electronic record for every product before it is shipped using personal digital assistants. This information is used to monitor workmanship by recording the number of defects per thousand units. Each manufacturing employee is part of an incentive program tied to reducing defects per thousand units. Quality issues are gathered though weekly field updates and direct calls from our sales and customer support groups. These issues are addressed in weekly reliability meetings, which bring together our engineering, manufacturing and quality assurance teams.

COMPETITION

  E-COMMERCE

    The market for online procurement of medical and non-medical supplies for the healthcare supply chain is new, rapidly evolving and competitive. We believe we face competition in three general market categories:


    - TRADITIONAL HEALTHCARE SUPPLY CHAIN PARTICIPANTS. Traditional medical supply manufacturers, distributors and GPOs such as GE Medical Systems, McKessonHBOC and Columbia/HCA have well-established businesses, customer relationships and infrastructures. A number of these companies have established or may in the future seek to establish their own e-commerce initiatives for the purchase and sale of healthcare supplies or seek to contract or partner with other providers for those services.


    - ONLINE HEALTHCARE MARKETPLACES AND EXCHANGES. While we desire to attract online healthcare marketplaces and exchanges to be participants on the Omnicell Commerce

      Network, we face indirect competition from marketplaces and exchanges such as Medibuy.com and Neoforma.com. However, many of these competitors do not provide an end-to-end, fully integrated solution.

    - OTHER COMPANIES PROVIDING WEB-BASED HEALTHCARE APPLICATIONS AND CONNECTIVITY. Many companies such as Healtheon/WebMD have created Web-based healthcare connectivity technology platforms which target the service, information and transaction needs of healthcare professionals, providing medical information, practice management applications, electronic medical claims processing and online prescription capabilities. Many of these companies are introducing e-commerce functions that may compete with our services.

    We believe that companies in the healthcare e-commerce market compete based on:

    - Breadth, depth and quality of product offerings;

    - Ease of use and convenience;

    - Ability to incorporate the buying organization's requisition and approval process;

    - Ability to integrate their services with the buying organization's existing systems and software;

    - Quality and reliability of their services;

    - Customer service;

    - Number of buying organizations and transaction volume;

    - Brand recognition; and

    - Amount of fees charged to buyers and suppliers.


    We face indirect competition from all of the above-mentioned companies in the market for online procurement of medical and non-medical supplies. While we will compete for market share with all of the companies that are building online marketplaces, our main focus is on the healthcare buyer. We believe we are unique among our competitors in our focus on building an end-to-end solution to enable healthcare buyers to go to any marketplace to purchase goods and services, whether it is from our marketplace or that of another company.


  AUTOMATION SYSTEMS

    The market for automation systems is competitive and characterized by rapidly evolving technology, evolving industry standards, frequent new product introductions and rapidly changing customer requirements. Many hospitals and other healthcare facilities still use and may continue to use existing approaches that utilize no automated methods of distribution or inventory tracking. As a result, we must continuously educate existing and prospective customers regarding the advantages of our products.

    We expect continued and increased competition from current and future competitors, many of whom have greater financial, technical, marketing and other resources than us. Our current direct competitors in the automation systems market include Cardinal Healthcare (Pyxis), McKessonHBOC (AcuDose-Rx) and Diebold (MedSelect).

    We believe that companies in the healthcare automation systems market compete based on:

    - Breadth and depth of product offerings;

    - Ease of use and efficiency;

    - Ability to integrate their services with the healthcare facility's existing systems;

    - Quality and reliability of product offerings;

    - Customer service; and

    - Price.


    We believe our automation products and services compare favorably with those offered by our competitors.


EMPLOYEES


    As of May 31, 2000, we had a total of 338 employees, including 65 in research and development, 73 in sales, 25 in marketing, 98 in customer support, 32 in administration and 45 in manufacturing. We also employ independent contractors and temporary personnel to support our development, marketing, customer support, field service and administration organizations. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with our employees to be good.


FACILITIES

    We lease approximately 113,000 square feet of office, development and manufacturing space in Palo Alto, California and Waukegan, Illinois. Our principal administrative, marketing and research and development facilities are located in approximately 34,000 square feet of leased office space in Palo Alto, California under leases expiring in January 2002 and June 2004. Our principal manufacturing facility is located in approximately 23,000 square feet of leased space in Palo Alto, California under a lease expiring in June 2003, with an option to renew for an additional five years. We also maintain an administrative, marketing, development and customer service facility located in approximately 38,000 square feet of leased office space in Waukegan, Illinois under a lease expiring in June 2006, with an option to renew for an additional five years.

GOVERNMENT REGULATION


    The manufacture and sale of our current products are not regulated by the FDA. There can be no assurance, however, that these products, or future products, if any, will not be regulated in the future. A requirement for FDA approval could harm our business, results of operations and financial condition. The practice of pharmacy is governed by individual state boards of pharmacy that issues rules for pharmacy licensure in their jurisdiction. State boards of pharmacy do not license or approve our distribution systems. However, pharmacies using our equipment are subject to state board approval. Similarly, hospitals must be accredited by the JCHAO in order to be eligible for Medicaid and Medicare funds. JCHAO does not approve or accredit distribution systems.



    Our online services may be subject to a number of laws and regulations that may be adopted or interpreted in the United States and abroad with particular applicability to the Internet. The laws governing Internet transactions remain largely unsettled, even in areas where there has been some legislative action, such as the federal Internet Tax Freedom Act. It is possible that U.S. and foreign governments will enact legislation that may be applicable to us in areas including content, product distribution, network security, encryption, the use of measures for data and privacy protection, electronic authentication, access charges and re-transmission activities. The adoption or modification of laws or regulations relating to the Internet or its related technologies could have a material adverse effect on the Omnicell Commerce Network and also adversely affect our business by increasing our costs and administrative burdens. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, consumer protection and taxation apply to the Internet. We cannot assure you that the recent privacy initiative of the Federal Trade Commission will not negatively affect our business. Compliance with any newly adopted laws may prove difficult for us and could harm our business.



    While we have implemented a Privacy and Use of Information Policy and strictly adhere to established privacy principles, use of customer information guidelines and federal and state statutes and regulations regarding privacy and confidentiality, we cannot assure you that we will be in compliance with the Health Insurance Portability and Accountability Act of 1996.


PROPRIETARY RIGHTS AND LICENSING


    Our success depends in part upon a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We pursue patent protection in the United States and foreign jurisdictions for technology that we believe to be proprietary and that offers a potential competitive advantage for our products. We currently own nine United States patents that will expire between 2010 and 2017. In addition, we currently have two United States patents allowed and awaiting issue and have filed four United States patent applications. The issued patents relate to our "See & Touch" methodology used in the OmniSupplier dispensing cabinets, the use of guiding lights in the open matrix pharmacy drawers, the use of locking and sensing lids with pharmacy drawers and the methods of restocking these drawers. The above referenced patents also apply to our unit-dose mechanism and methods, the single-dose dispensing mechanism and the methods for restocking the single-dose drawers using exchange liners. We also own four patents in Australia and three patents in Europe that will expire between 2014 and 2015. Each European patent is enforceable in Germany, France, Sweden and Great Britain. There are other applications in process in Australia, Japan, Canada and European countries based on issued and pending applications in the United States. We are not aware that any of our products infringes the proprietary rights of third parties.


    All of our operating system software is copyrighted and subject to the protection of applicable copyright laws. We have also obtained registration of our OmniCell logo, OmniCell, OmniCenter, OmniSupplier, OmniRx and Sure-Med trademarks through the United States Patent and Trademark Office. We are in the process of registering Omnicell.com and the Omnicell.com logo, as well as other trademarks, in the United States and internationally. We seek to protect and enforce our rights in our patents, copyrights, service marks, trademarks, trade dress and trade secrets through a combination of laws and contractual restrictions, such as confidentiality and licensing agreements.

LEGAL PROCEEDINGS

    We are not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND OFFICERS


    The following table sets forth certain information as of May 31, 2000, about our officers and members of our board of directors:



NAME                                       AGE                            POSITION
----                                     --------   -----------------------------------------------------
Randall A. Lipps.......................        42   Founder, Chairman of the Board and Director
Sheldon D. Asher.......................        46   President, Chief Executive Officer and Director
Robert Y. Newell, IV...................        52   Vice President of Finance and Chief Financial Officer
S. Michael Hanna.......................        49   Vice President of Sales and Field Operations
John D. Higham.........................        57   Vice President of Engineering and Chief Technical
                                                    Officer
Jeffrey L. Arbuckle....................        43   Vice President of e-Commerce Market Development
Herbert J. Bellucci....................        50   Vice President of Manufacturing
Joseph E. Coyne........................        37   Vice President of Customer Service
William R. Dimmer......................        56   Vice President of Human Resources
Kenneth E. Perez.......................        39   Vice President of e-Strategies
Gary E. Wright.........................        46   Vice President of e-Commerce Supplier Relationships
Gordon V. Clemons(1)...................        46   Director
Frederick J. Dotzler(2)................        54   Director
Christopher J. Dunn, M.D.(2)...........        48   Director
Randall A. Hack(1).....................        52   Director
Benjamin A. Horowitz...................        33   Director
Kevin L. Roberg........................        49   Director
John D. Stobo, Jr.(1)..................        34   Director
William H. Younger, Jr.(1)(2)..........        50   Director
James C. Gaither.......................        62   Secretary


---------

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

    RANDALL A. LIPPS has served as Chairman of the Board and a Director of Omnicell.com since founding Omnicell.com in September 1992. From 1989 to 1992, Mr. Lipps served as the President of Moxie Technologies, Inc., a direct marketing firm specializing in travel and long distance communications sales. Mr. Lipps received both a B.S. in economics and a B.B.A. from Southern Methodist University.

    SHELDON D. ASHER has served as President and Chief Executive Officer and a Director of Omnicell.com since December 1993. From May 1991 to August 1993, Mr. Asher served as President and Chief Executive Officer of Option Care, Inc., a home infusion therapy company. Mr. Asher received a B.S. in finance from the University of Illinois.

    ROBERT Y. NEWELL, IV has served as Vice President of Finance and Chief Financial Officer of Omnicell.com since January 2000. From October 1997 to January 2000, Mr. Newell was a partner in the Beta Group, a business development firm. From August 1992 to August 1997, he was Vice President and Chief Financial Officer of Cardiometrics, Inc., a medical device company. Mr. Newell received a B.A. in mathematics from the College of William & Mary and an M.B.A. from Harvard Business School.

    S. MICHAEL HANNA has served as Vice President of Sales and Field Operations of Omnicell.com since July 1998. From July 1996 to July 1998, Mr. Hanna served as a Regional Vice President of Omnicell.com. From 1981 to July 1996, Mr. Hanna was employed by Air

Shields, Inc., a medical equipment manufacturer, in a variety of sales positions, most recently as Director of North American Sales. Mr. Hanna received a B.S. in business administration from Shepard College.

    JOHN D. HIGHAM has served as Vice President of Engineering and Chief Technical Officer of Omnicell.com since June 1993. From 1989 to 1993, Mr. Higham served as Vice President of Engineering of Octel Communications, Inc., a supplier of voice mail systems. Mr. Higham received engineering and industrial management degrees from Cambridge University, England, and a master's degree in electrical engineering from Columbia University.

    JEFFREY L. ARBUCKLE has served as Vice President of e-Commerce Market Development of Omnicell.com since June 1999. From July 1997 to June 1999, Mr. Arbuckle served as Vice President of Marketing of Omnicell.com. From February 1994 to June 1997, Mr. Arbuckle served as a Regional Vice President of Omnicell.com. From 1991 to 1994, Mr. Arbuckle served as Regional Manager of Siemens Infusion, a marketer of drug delivery systems. Mr. Arbuckle received a B.A. from Indiana University.

    HERBERT J. BELLUCCI has served as Vice President of Manufacturing of Omnicell.com since April 1994. From August 1993 to March 1994, Mr. Bellucci served as Vice President of Operations of VidaMed, Inc., a medical device company. Mr. Bellucci received a B.S. in engineering from Brown University and an M.B.A. from the Stanford Graduate School of Business.


    JOSEPH E. COYNE has served as Vice President of Customer Service of Omnicell.com since August 1997. From May 1994 to August 1997, Mr. Coyne served as Director of Interface Development of Omnicell.com. From 1984 to May 1994, Mr. Coyne was employed by HBO & Company, a healthcare information systems company, in various technical capacities, including Technical Manager and Software Interface Team Manager. Mr. Coyne received a B.S. in chemical engineering from Stanford University and an M.B.A. from the Anderson Graduate School of Management at the University of California, Los Angeles.



    WILLIAM R. DIMMER has served as Vice President of Human Resources of Omnicell.com since March 2000. From July 1998 to March 2000, Mr. Dimmer served as Vice President of Human Resources and Administrative Services for Collagen Aesthetics, Inc., a healthcare dermatology products company. From June 1994 to July 1998, Mr. Dimmer was a Principal and Senior Consultant for Pragma, International, an international management and consulting firm. Mr. Dimmer received a B.A. in liberal arts and an advanced management degree from the University of Chicago, C.R.C.



    KENNETH E. PEREZ has served as Vice President of e-Strategies of Omnicell.com since September 1999. From November 1998 to August 1999, Mr. Perez served as Senior Vice President of Marketing for CyberCash, Inc., an electronic commerce payment solutions company. From 1992 to 1998, Mr. Perez held a number of positions at Hewlett-Packard Company, including Director of Business Development, Financial Operations Manager of the Channel Products Support Division and the Finance Department Supervisor for the Commercial Systems Division. Mr. Perez received a B.A. in international relations from Stanford University and an M.B.A. from the Anderson Graduate School of Management at the University of California, Los Angeles.



    GARY E. WRIGHT has served as Vice President of e-Commerce Supplier Relationships of Omnicell.com since September 1999. From July 1998 until August 1999, Mr. Wright served as Vice President of Business Development of Omnicell.com and from June 1994 until June 1998

Mr. Wright served as Vice President of Sales and Field Operations of Omnicell.com. From September 1993 to May 1994, Mr. Wright served as a Vice President of PCS Health Systems, a managed healthcare company. Mr. Wright received a B.S. from Northern Illinois University.


    GORDON V. CLEMONS has served as a Director of Omnicell.com since December 1995. He has been the President, Chief Executive Officer and Chairman of the Board of CorVel Corp., a provider of managed healthcare services, since 1991. Mr. Clemons received a B.S. in business and technology from Oregon State University and an M.B.A. from the University of Oregon.

    FREDERICK J. DOTZLER has served as a Director of Omnicell.com since December 1993. He has been a partner with Medicus Venture Partners, a venture capital firm, since 1989. Mr. Dotzler received a B.S. in industrial engineering from Iowa State University, an M.B.A. from the University of Chicago and an advanced degree in economics from Louvain University, Belgium.

    CHRISTOPHER J. DUNN, M.D. has served as a Director of Omnicell.com since September 1992. Dr. Dunn has been in private medical practice since 1984. Dr. Dunn received an M.D. and a master's degree in health service administration from Stanford University. Dr. Dunn is also Director of the Respiratory Care Unit at Care West Gateway, Director of Subacute Care at Care West Burlingame and Medical Director of Critical Care Transport for American Medical Response--Sacramento Valley. He is a fellow of the American College of Chest Physicians and is an Associate Clinical Professor of Medicine at Stanford University School of Medicine.


    RANDALL A. HACK has served as a Director of Omnicell.com since September 1995. Mr. Hack has been a partner of Nassau Capital L.L.C., a private investment management firm, since January 1995. From 1990 to 1994, Mr. Hack served as President and Chief Executive Officer of the Princeton University Investment Company, Princeton's portfolio of public and private assets. Mr. Hack received a B.A. from Princeton University and an M.B.A. from Harvard University. Mr. Hack serves as a director of Cornerstone Properties Inc., a real estate company, and Cypress Communications, Inc., a communications service provider.



    BENJAMIN A. HOROWITZ has served as a Director of Omnicell.com since September 1999. Mr. Horowitz has been President and Chief Executive Officer of Loudcloud, Inc., an Internet company, since September 1999. From March 1999 to September 1999, he served as Vice President of AOL E-commerce Technology Platform for America On-Line, an Internet service provider. From July 1995 to March 1999, Mr. Horowitz was employed by Netscape Communications, an Internet company, in various capacities, including Vice President of the directory and security product line from 1997 to 1998. From 1994 to 1995, Mr. Horowitz was employed by Lotus Development Corporation, a software company. Mr. Horowitz received a B.S. from Columbia University and a M.S. in computer science from the University of California, Los Angeles.



    KEVIN L. ROBERG has served as a Director of Omnicell.com since June 1997. From December 1995 to June 1998, Mr. Roberg served as Chief Executive Officer and President of ValueRx, a pharmacy benefit and medication management company and a former subsidiary of Value Health, Inc., a healthcare benefit and information service provider. From April 1995 until it was acquired by ValueRx in December 1995, Mr. Roberg served as President and Chief Executive of Medintell Systems Corporation, a pharmaceutical information management company. From June 1994 to April 1995, Mr. Roberg served as President--Western Health Plans and President--PRIMExtra, Inc. for EBP Health Plans, Inc., a third party administrator. Mr. Roberg is also a director of Duane Reade, Inc., a retail pharmacy company, Accredo Health, Inc., a bio-pharmaceutical company, and the American Society of Health System

Pharmacists Foundation. Mr. Roberg is also a director and the immediate past chairman of Children's Hospitals and Clinics of Minneapolis/St. Paul.
Mr. Roberg received a B.S. from the University of Iowa.



    JOHN D. STOBO, JR. has served as a Director of Omnicell.com since February 2000. Since November 1998, he has been a managing member of ABS Partners III, LLC, which is the general partner of ABS Capital Partners III, L.P., a venture capital firm. From December 1993 to November 1998, Mr. Stobo was a principal of ABS Capital Partners and related entities. Prior to joining ABS Capital Partners, Mr. Stobo worked in the healthcare investment banking group at Alex. Brown & Sons Incorporated, an investment banking firm. Mr. Stobo received a B.A. from the University of California, San Diego, and an M.B.A. from Cornell University. Mr. Stobo is also a director of Pointshare Corporation., an Internet healthcare information forum.



    WILLIAM H. YOUNGER, JR. has served as a Director of Omnicell.com since September 1992. Mr. Younger is a managing director of the general partner of Sutter Hill Ventures, a venture capital firm, where he has been employed since 1981. Mr. Younger holds a B.S. in electrical engineering from the University of Michigan and an M.B.A. from Stanford University. Mr. Younger is also a director of Vitria Technology, Inc., an Internet platform provider.



    JAMES C. GAITHER, has served as Secretary of Omnicell.com since November 1995. Mr. Gaither has been a partner of the law firm of Cooley Godward LLP since 1971. Mr. Gaither received a B.A. in economics from Princeton University and a J.D. from Stanford University. Mr. Gaither currently serves on the Board of Directors of Amylin Pharmaceuticals, Inc., a biotechnology company, Basic America, Inc., a food processing company, and Siebel Systems, Inc., an information software systems company.


    There are no family relationships between any of the directors and officers of Omnicell.com.

BOARD COMMITTEES

    The Board of Directors has a Compensation Committee and an Audit Committee. The Compensation Committee makes recommendations to the Board concerning salaries and incentive compensation for our officers and employees and administers our stock option plans. The Audit Committee makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors, and reviews and evaluates our audit and control functions. Members of these committees will serve until their successors are appointed. Members of the Compensation Committee are Mr. Dotzler, Dr. Dunn and Mr. Younger. Members of the Audit Committee are Messrs. Clemons, Hack and Younger.

DIRECTOR COMPENSATION


    The members of the Board of Directors do not currently receive compensation for their services as directors, but are reimbursed for travel expenses in connection with attendance at Board and committee meetings. We have typically granted non-employee directors options to purchase 15,625 shares of common stock at the then fair market value upon election to the Board of Directors. In February 1998, Dr. Dunn received a non-qualified stock option to purchase 15,625 shares of common stock at an exercise price of $10.40 per share. In September 1999, Mr. Horowitz received a non-qualified stock option to purchase 15,625 shares of common stock at an exercise price of $10.40 per share. These options vest over a five-year period. In addition, in September 1999, the Board granted to each of Messrs. Younger, Hack and Dotzler options to purchase 9,375 shares of common stock at an exercise price of $10.40 per share which vest over a three-year period. In April 2000, Mr. Horowitz received a non-qualified stock option to purchase 6,250 shares of common stock at an exercise price of $10.40 per share which vests over a thirty month period. Following this offering, each member of our Board of Directors who is not an employee will be eligible to receive initial and annual stock option grants to purchase our common stock. These grants are more fully described below.


EXECUTIVE COMPENSATION

    The following table sets forth all compensation awarded to, earned by or paid to our Chief Executive Officer, our Chairman of the Board and our four next most highly compensated officers whose annual compensation exceeded $100,000 for the year ended December 31, 1999. These individuals are referred to as the named executive officers in this prospectus.

                           SUMMARY COMPENSATION TABLE


                                                                                     LONG-TERM
                                                                                   COMPENSATION
                                               ANNUAL COMPENSATION(1)                 AWARDS
                                        ------------------------------------   ---------------------
                                                                OTHER ANNUAL   SECURITIES UNDERLYING
NAME AND PRINCIPAL POSITION              SALARY       BONUS     COMPENSATION        OPTIONS(2)
---------------------------             ---------   ---------   ------------   ---------------------
Sheldon D. Asher .....................  $298,000    $129,619     $  48,000(4)         133,950
  President, Chief Executive
  Officer and Director

Randall A. Lipps .....................   298,000      79,619            --            134,375
  Chairman of the Board
  and Director

John D. Higham .......................   187,000      51,578            --             81,875
  Vice President of Engineering
  and Chief Technical Officer

S. Michael Hanna .....................   145,000      88,079            --             81,875
  Vice President of Sales and
  Field Operations

Earl E. Fry(3) .......................   188,000      47,440        10,611(4)         106,250
  Vice President and
  Chief Financial Officer


---------

(1) In accordance with Securities and Exchange Commission rules, Other Annual Compensation in the form of perquisites and other personal benefits has been omitted where the aggregate amount of such perquisites and other personal benefits constitutes less than the lesser of $50,000 or 10% of the total annual salary and bonus for the named executive officer for the fiscal year.

(2) These shares are subject to exercise under stock options granted under our stock option plans.

(3) Mr. Fry resigned in January 2000.

(4) Represents a loan forgiven by Omnicell.com.

STOCK OPTION GRANTS

    The following table sets forth information regarding options granted to each of the named executive officers during the year ended December 31, 1999.


                                          INDIVIDUAL GRANTS
                         ---------------------------------------------------   POTENTIAL REALIZABLE VALUE AT
                         NUMBER OF      PERCENTAGE                                ASSUMED ANNUAL RATES OF
                         SECURITIES      OF TOTAL                               STOCK PRICE APPRECIATION FOR
                         UNDERLYING      OPTIONS                                       OPTION TERM(1)
                          OPTIONS       GRANTED IN     EXERCISE   EXPIRATION   ------------------------------
NAME                     GRANTED(2)   FISCAL 1999(3)   PRICE(4)      DATE           5%               10%
----                     ----------   --------------   --------   ----------   ------------      ------------
Sheldon D. Asher.......    58,950          5.25%        $10.40     02/15/09     $  635,481        $1,374,714
                           75,000          6.63          10.40     08/31/09        808,500         1,749,000

Randall A. Lipps.......    59,375          5.21          10.40     02/15/09        640,062         1,384,625
                           75,000          6.63          10.40     08/31/09        808,500         1,749,000

John D. Higham.........     9,375          0.83          10.40     02/15/09        101,062           218,625
                           12,500          1.11          10.40     08/31/09        134,750           291,500

S. Michael Hanna.......     9,375          0.83          10.40     02/15/09        101,062           218,625
                           12,500          1.11          10.40     08/31/09        134,750           291,500

Earl E. Fry(5).........    12,500          1.11          10.40     02/15/09        134,750           291,500
                           93,750          8.29          10.40     08/31/09      1,010,625         2,186,250


---------


(1) Potential realizable values are computed by multiplying the number of shares of common stock subject to a given option by the initial public offering price of $13.00 per share, assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option and subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock appreciation are mandated by the rules of the SEC and do not reflect our estimate or projection of future stock price growth.


(2) These options were issued under our 1995 Management Stock Option Plan and our 1999 Equity Incentive Plan. Vesting and exercise terms are as follows:
    (a) Options vest over a four year period as follows: 10% in equal monthly installments during the first year, 20% in equal monthly installments during the second year, 30% in equal monthly installments during the third year and 40% in equal monthly installments during the fourth year, so that the grant is fully vested at the end of four years; and (b) Options vest over 30 months at a rate of 1/30 of the total amount vesting each month thereafter.


(3) Based on an aggregate of 1,127,630 shares subject to options granted to employees (not counting grants to non-employees) of the Company in the year ended December 31, 1999, including options granted to the named executive officers.


(4) Options were granted at an exercise price equal to the fair market value of our Common Stock, as determined by the Board of Directors at the date of the grant.


(5) At the time of Mr. Fry's resignation, options to purchase 73,704 shares had vested. Pursuant to the terms of a consulting agreement between Mr. Fry and us, these options remain outstanding with the same expiration date they had at the time of grant. The options that had not vested prior to Mr. Fry's resignation have expired.

  AGGREGATED OPTIONS EXERCISED IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

    The following table sets forth for each of the named executive officers the shares acquired and the value realized on each exercise of stock options during the year ended December 31, 1999 and number and value of securities underlying unexercised options held by the named executive officers at December 31, 1999.


                                                         NUMBER OF SECURITIES
                                                        UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                              SHARES                          OPTIONS AT              IN-THE-MONEY OPTIONS AT
                             ACQUIRED                    DECEMBER 31, 1999(1)         DECEMBER 31, 1999(1)(2)
                                ON         VALUE      ---------------------------   ---------------------------
NAME                         EXERCISE    REALIZED     EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                         --------   -----------   -----------   -------------   -----------   -------------
Sheldon D. Asher(3)........  125,000    $1,279,000      375,042        235,086      $3,224,006       $209,864

Randall A. Lipps...........        0             0      121,980        214,357         491,580        119,309

John D. Higham.............        0             0       24,034         52,153         105,435         67,865

S. Michael Hanna...........        0             0       33,305         68,726               0              0

Earl E. Fry................        0             0       54,216        127,905         361,042        146,309


---------

(1) Some of the shares are immediately exercisable; however, the shares purchasable under such options are subject to repurchase by the Company at the original exercise price paid per share upon the optionee's cessation of service prior to the vesting of such shares. The shares listed as exercisable are those shares which are unexercised for which the Company no longer has a right of repurchase if the option is exercised by the holder; similarly, the shares listed as unexercisable include those shares over which the Company has a right of repurchase if the option is exercised by the holder.


(2) Based on the fair market value of our common stock at year ended December 31, 1999 ($10.40 per share, as determined by our Board of Directors), less the exercise price payable for such shares.



(3) Dianne Snedden, Mr. Asher's ex-wife, received 62,500 of the shares acquired on exercise in 1999 and has the right to receive an additional 128,165 shares upon the exercise of other vested options pursuant to a divorce agreement and any and all proceeds from the sale thereof.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee consists of Mr. Dotzler, Dr. Dunn and Mr. Younger. None of these individuals is or has been an officer or employee of Omnicell.com. No member of the Compensation Committee of Omnicell.com serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Omnicell.com Board of Directors.

STOCK PLANS

  1992 EQUITY INCENTIVE PLAN AND 1995 MANAGEMENT STOCK OPTION PLAN


    Our 1992 Equity Incentive Plan and 1995 Management Stock Option Plan (collectively, the Incentive Plans) were adopted by the Board of Directors in October 1992 and December 1995, respectively. There are currently 3,381,250 shares of common stock authorized for issuance under the Incentive Plans.


    The Incentive Plans provide for the grant of incentive stock options under the Internal Revenue Code of 1986, as amended (the Code), to employees and nonstatutory stock options, restricted stock purchase awards and stock bonuses to employees, directors and consultants.

The Incentive Plans are administered by the Board of Directors or a committee appointed by the Board which determines recipients and types of awards to be granted, including the exercise price, number of shares subject to the award and the exercisability thereof.

    The term of stock options granted under the Incentive Plans generally may not exceed 10 years. The exercise price of options granted under the Incentive Plans are determined by the Board of Directors, provided that the exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of the option grant and the exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of option grant. Options granted under the Incentive Plans vest at the rate specified in the option agreement. No incentive stock option may be transferred by the optionee other than by will, beneficiary designation or the laws of descent or distribution or, in certain limited instances, pursuant to a qualified domestic relations order. The Board of Directors may grant a nonstatutory stock option that is transferable. An optionee whose relationship with us or any related corporation ceases for any reason, other than by death or permanent and total disability, may exercise options in the three-month period following such cessation, unless such options terminate or expire sooner or later by their terms. Options may be exercised for up to twelve months after an optionee's relationship with us and our affiliates ceases due to death or disability, unless such options expire sooner or later by their terms.

    No incentive stock option may be granted to any person who, at the time of the grant, owns, or is deemed to own, stock possessing more than 10% of the total combined voting power of Omnicell.com or any affiliate of Omnicell.com, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. The aggregate fair market value, determined at the time of grant, of the shares of common stock with respect to which incentive stock options are exercisable for the first time by an optionee and its affiliates during any calendar year under all of our plans may not exceed $100,000.


    Shares subject to options that have expired or otherwise terminated without having been exercised in full, or vested in the case of restricted stock awards will again become available for the grant of awards under the Incentive Plans.


    The Board of Directors has the authority to reprice outstanding options and to offer optionees the opportunity to replace outstanding options with new options for the same or a different number of shares.

    We may grant restricted stock awards under the Incentive Plans that are subject to a repurchase option by us in accordance with a vesting schedule and at a price determined by the Board of Directors. Restricted stock purchases must be at a price equal to at least 85% of the stock's fair market value on the award date, but stock bonuses may be awarded in consideration of past services without a purchase payment. Rights under a stock bonus or restricted stock purchase agreement may not be transferred other than by will, the laws of descent and distribution or a qualified domestic relations order while the stock awarded pursuant to such an agreement remains subject to the agreement.


    As of May 31, 2000, 995,139 shares of common stock had been issued upon the exercise of options granted under the Incentive Plans, options to purchase 2,095,993 shares of common stock were outstanding at a weighted average exercise price of $6.14 per share and 290,029 shares of common stock remained available for future grant. The Incentive Plans will terminate in October 2002 and December 2005, respectively, unless sooner terminated by the Board of Directors.

  1997 EMPLOYEE STOCK PURCHASE PLAN


    In March 1997, our Board of Directors approved the 1997 Employee Stock Purchase Plan which was amended in September 1999. The 1997 plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under the 1997 plan, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the 1997 plan. The offering period for any offering will be no more than 27 months.



    The 1997 plan, as amended in September 1999, authorizes the issuance of 468,750 shares of common stock under the 1997 plan which amount is increased each January 1 by the lesser of 312,500 or 1.5% of the number of shares of common stock outstanding each January 1. However, the Board of Directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on each January 1.


    Employees are eligible to participate if they are employed by Omnicell.com or an affiliate of Omnicell.com designated by the Board of Directors and are regularly employed at least 20 hours per week and five months per year. Employees who participate in an offering can have up to 15% of their earnings withheld pursuant to the 1997 plan and applied, on specified dates determined by the Board of Directors, to the purchase of shares of common stock. The price of common stock purchased under the 1997 plan will be equal to 85% of the lower of the fair market value of the common stock on the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with Omnicell.com.

    In the event of certain changes of control of Omnicell.com, the Board of Directors has discretion to provide that each right to purchase common stock will be assumed or an equivalent right substituted by the successor corporation, or the Board of Directors may shorten the offering period and provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to the change in control. The 1997 plan will terminate at the Board of Directors' direction.


    As of May 31, 2000, we had issued 247,116 shares of common stock under the 1997 plan.


  1999 EQUITY INCENTIVE PLAN

    Our 1999 Equity Incentive Plan was adopted by the Board of Directors in September 1999 and amended in April 2000. The 1999 plan was established to replace the Incentive Plans. The 1999 plan will terminate in September 2009, unless sooner terminated by the Board of Directors.

    The 1999 plan provides for the grant of incentive stock options under Code
Section 422 to employees, including officers and employee-directors, and nonstatutory options, restricted stock purchase awards and stock bonuses to employees, directors and consultants. The 1999 plan is administered by the Board of Directors or a committee appointed by the Board which determines recipients and the terms and types of awards to be granted, including the exercise price, number of shares subject to the award and the exercisability thereof.

    Stock option grants under the 1999 plan are made pursuant to an option agreement. The term of stock options granted under the 1999 plan generally may not exceed 10 years. The exercise price of options granted under the 1999 plan is determined by the Board of Directors, provided that the exercise price for an incentive stock option plan cannot be less than 100% of the fair market value of the common stock on the date of the option grant and the exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of the option grant.

    Options granted under the 1999 plan vest at the rate specified in the option agreement. No incentive stock options may be transferred by the optionee other than by will, beneficiary designation or the laws of descent and distribution or, in certain limited instances, pursuant to a qualified domestic relations order. The Board of Directors may grant a nonstatutory stock option that is transferable. An optionee whose relationship with Omnicell.com or any related corporation ceases for any reason may exercise options in the three-month period following such cessation, unless such options terminate or expire sooner or later by their terms. Unless the options expire sooner or later by their terms, options may be exercised for up to twelve months after an optionee's relationship with Omnicell.com and our affiliates ceases due to disability and for up to eighteen months after an optionee's relationship with Omnicell.com and our affiliates ceases due to death.

    No incentive stock options may be granted to any person who, at the time of the grant, owns, or is deemed to own, stock possessing more than 10% of the total combined voting power of Omnicell.com or any affiliate of Omnicell.com, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of the grant, and the term of the option does not exceed five years from the date of the grant. The aggregate fair market value, determined at the time of the grant, of the shares of common stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year, under all such plans of Omnicell.com and its affiliates, may not exceed $100,000.


    Three million one hundred twenty-five thousand shares of common stock are authorized for issuance under the 1999 plan. Effective January 1, 2001, the number of shares of common stock authorized for issuance under the 1999 plan will be increased on each January 1 by the lesser of (i) 1,875,000 shares, or
(ii) 5.0% of the number of shares of common stock outstanding on that date. However, the Board of Directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on each January 1.


    Shares subject to stock awards that have expired or otherwise terminated without having been exercised in full, or vested in the case of restricted stock awards, shall again become available for the grant of awards under the 1999 plan. Shares subject to stock awards issued under the 1999 plan that have expired or otherwise terminated without having been exercised in full, or vested in the case of restricted stock awards, shall also become available for the grant of awards under the 1999 plan. Shares issued under the 1999 plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

    Restricted stock purchase awards granted under the 1999 plan may be granted pursuant to a repurchase option in favor of Omnicell.com in accordance with a vesting schedule and at a price determined by the Board of Directors. Restricted stock purchases must be at a price equal to 85% of the stock's fair market value on the award date, but stock bonuses may be awarded in consideration of past services without a purchase payment. Rights under a stock bonus or restricted stock purchase agreement may not be transferred other than by will, the laws of descent and distribution or a qualified domestic relations order while the stock awarded pursuant to such an agreement remains subject to the agreement.

    Under certain changes in control of Omnicell.com including (i) a dissolution, liquidation or sale of substantially all of our assets, (ii) a merger or consolidation in which Omnicell.com is not the surviving corporation, or (iii) a reverse merger in which Omnicell.com is the surviving corporation but the shares of common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether securities, cash or otherwise, then to the extent permitted by applicable law,
(i) any surviving corporation will assume any stock awards, including stock options, outstanding under the 1999 plan or substitute similar stock awards, or
(ii) such stock awards under the 1999 plan will continue in full force and effect. In the event any surviving corporation refuses to assume or continue such stock awards, or to substitute similar stock awards for those outstanding under the 1999 plan, then the stock awards held by participants whose service with Omnicell.com or surviving corporation has not terminated shall become fully vested and exercisable prior to the change in control and any such Stock Award that are not exercised prior to the change in control will terminate thereafter.


    As of May 31, 2000, 148,768 shares of common stock had been issued upon exercise of options granted under the 1999 plan. Options to purchase 1,275,500 shares of common stock were outstanding at a weighted average exercise price of $10.40 per share and 1,700,732 shares of common stock remained available for future grant. The 1999 plan will terminate in September 2009, unless sooner terminated by the Board of Directors.


  NON-EMPLOYEE DIRECTOR STOCK OPTION GRANTS


    The 1999 plan provides for automatic stock option grants to non-employee directors on the Board. After the offering, each person who is not an employee of the Company who is elected or appointed to the Board will be granted an initial grant on the date of his or her election or appointment to purchase 25,000 shares of the common stock of the Company at the fair market value of the common stock on that grant date. On the date of the offering, non-employee directors of the Board who have not previously been granted options to purchase the common stock of the Company will receive an initial stock option grant as if he or she were first elected or appointed to the Board after the offering. The non-employee directors become vested in each initial stock option grant 1/36 after each month of service on the Board from the stock option grant date so that the directors will become vested fully after 36 months of service on the Board after the grant.



    After the offering, each person who is a non-employee director on the day after each annual stockholders' meeting, shall, on that date, be granted an annual stock option grant to purchase 6,250 shares of the common stock of the Company at the fair market value of the common stock of the Company on that grant date. The non-employee directors become vested in each annual stock option grant 1/12 after each month of service on the Board from the stock option grant date so that the directors will become vested fully after 12 months of service on the Board after the grant.


    The non-employee director stock options will have a maximum term of ten years and generally must be exercised prior to the earliest of eighteen months following the death of the non-employee directors, twelve months from the termination of service on the Board by the non-employee director due to a disability, three months from the termination of the service of non-employee director for any other reason, or the expiration of the original term of the stock options. The stock options shall not be transferable except as otherwise provided in a stock option agreement to the extent permitted by federal securities laws and regulations. If there is a change of control as described above, the directors will become fully vested in their unvested portion of their stock options and the options will be exercisable for a period of the shorter of twelve months following the termination of their service on the Board or the original term of the stock options.

  401(k) PLAN

    In October, 1993, we adopted a tax-qualified employee savings plan under
Section 401(k) of the Code covering our employees. Pursuant to the 401(k) plan, eligible employees may elect to reduce their current compensation by up to the lesser of 15% of their annual compensation or the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. In addition, eligible employees may make rollover contributions to the 401(k) plan from a tax-qualified retirement plan. The 401(k) plan is intended to qualify under Section 401(a) of the Code, so that contributions by employees or Omnicell.com to the 401(k) plan, and income earned on the 401(k) plan contributions, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions by Omnicell.com, if any, will be deductible by Omnicell.com when made. We do not presently intend to make any matching or discretionary contributions.

EMPLOYMENT ARRANGEMENTS

    In December 1993, Omnicell.com and Mr. Asher entered into an employment agreement whereby Mr. Asher agreed to serve as President and Chief Executive Officer. The agreement provides Mr. Asher with: (1) an annual base salary of at least $200,000; (2) a performance bonus of at least $50,000; and (3) $1,000,000 of term life insurance, the owner and beneficiary of which are to be designated by Mr. Asher. In the event of termination without cause, Mr. Asher will be entitled to receive the base salary amount then in effect plus $50,000 for one year following the date of termination.

    In February 1998 and in February 2000, our Board of Directors approved the acceleration, under certain circumstances, of all prior stock options granted to each officer under our equity incentive plans. Under this arrangement, the unvested portion of each officer's stock options under our equity incentive plans becomes fully-vested and exercisable if Omnicell.com is acquired and the officer is (1) terminated without cause; (2) the principal place of performance of the officer's responsibilities and duties is changed; or (3) there is a material reduction in the officer's responsibilities and duties.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

    Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

    As permitted by Delaware law, our Certificate of Incorporation, which will become effective upon the closing of this offering, includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

    - for any breach of the director's duty of loyalty to us or our stockholders;

    - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

    - under Section 174 of the Delaware law regarding unlawful dividends and stock purchases; or

    - for any transaction from which the director derived an improper personal benefit.

    As permitted by Delaware law, our Certificate of Incorporation and/or our Bylaws, which will become effective upon the closing of this offering, provide that:

    - we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law, so long as such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Omnicell.com, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

    - we are permitted to indemnify our other employees to the extent that we indemnify our officers and directors, unless otherwise required by law, our Certificate of Incorporation, our Bylaws or agreements;

    - we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to certain very limited exceptions; and

    - the rights conferred in our Bylaws are not exclusive.

    Prior to the closing of this offering, we intend to enter into indemnity agreements with each of our current directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our Certificate of Incorporation and our Bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

                           RELATED PARTY TRANSACTIONS


    Pursuant to his employment agreement, in December 1993, we loaned Sheldon Asher an aggregate of $200,000 with an interest rate of 4% per year for the purchase of 92,165 shares of Series D Preferred Stock, convertible into common stock on a one-for-one basis. The purchase price of $2.17 per share was equal to the fair market value of the shares at the time of the sale. Twenty percent of this loan matured each year beginning on January 1, 1995 and was forgiven at such time so long as Mr. Asher remained employed by us. This loan has been completely forgiven.


    Pursuant to the Series E Preferred Stock Purchase Agreements dated December 22, 1993, the purchasers therein agreed to vote their shares to elect to our Board of Directors a designated representative of Medicus Venture Partners 1993. Medicus' right to elect a representative to our Board of Directors expires following the completion of this offering. Frederick J. Dotzler has been the designated representative thereunder.



    Pursuant to the terms of the Series H Stock Purchase Agreement, dated September 18, 1995, we agreed to nominate and use our best efforts to elect the designated representatives of Nassau Capital, L.L.C. to our Board of Directors. Nassau's right to elect a representative to our Board of Directors expires following the completion of this offering. Randall A. Hack is the current designated representative of Nassau Capital.



    We entered into a Stock Purchase Agreement with Sun Healthcare, dated June 7, 1996, for 1,802,000 shares of Series I Preferred Stock. In July 1996, the non-voting Series I Preferred Stock was converted into voting Series J Preferred Stock on a one for one basis.


    In the years ended December 31, 1997, 1998 and 1999, we recorded revenues of $7.1 million, $9.9 million and $5.1 million, from sales to Sun Healthcare, representing approximately 19.7%, 20.5% and 9.7% of our revenues, respectively, for the year. Sun Healthcare earned cash rebates of $0.7 million and $0.4 million for purchases made from us during the years ended December 31, 1997 and 1998, respectively.


    In February 1999, Sun Healthcare exercised its right to redeem all of its shares of Series J Preferred Stock on a quarterly basis, over the succeeding ten quarters. For all of 1999 and the first quarter of 2000, Sun Healthcare redeemed 901,00 shares of Series J Preferred Stock at a price of $14.03 per share for an aggregate redemption amount of approximately $12.6 million. In addition, we paid Sun Healthcare accrued interest on the Series J Preferred Stock of approximately $2.0 million. These redemptions and interest payments were paid for with cash of $8.3 million and the balance was paid by offsetting Sun Healthcare's outstanding accounts receivable balances of $6.3 million. Sun Healthcare's right to redeem its remaining shares of Series J Preferred Stock shall terminate on the closing of this offering.



    In April 2000, our Board of Directors granted options to purchase an aggregate of 334,375 shares of common stock to our officers. The exercise price of these options is $10.40 per share which the Board determined to be the fair market value of the common stock on the date of grant. These options vest monthly over a 30 month period.



    Pursuant to the terms of the Series K Stock Purchase Agreement, dated January 20, 2000, we agreed to nominate and use our best efforts to elect the designated representative of ABS Capital Partners to our Board of Directors. ABS's right to elect a representative to our Board of Directors expires following the completion of this offering. John D. Stobo, Jr. is the current designated representative of ABS Capital Partners.

    James C. Gaither, Secretary of Omnicell.com and a partner at Cooley Godward LLP, our legal counsel, owns an aggregate of 16,209 shares (or 11,029 shares as converted and per the 0.625 for 1 reverse stock split) of our preferred stock.



    In April and May 2000, we made loans to the following officers:



NAME                                                             AMOUNT          DUE DATE
----                                                          -------------   --------------
Sheldon D. Asher............................................  $2,006,879.50   April 20, 2003
Jeffrey L. Arbuckle.........................................     399,997.00      May 4, 2003
William R. Dimmer...........................................     399,997.00      May 4, 2003
S. Michael Hanna............................................     399,997.00      May 4, 2003
Herbert J. Bellucci.........................................     346,810.00   April 20, 2003
Gary E. Wright..............................................      37,500.00     May 24, 2003



Each loan was made under a promissory note secured by the pledge of shares of our common stock acquired upon exercise of stock options. The notes bear interest at 6.71% per year.

                             PRINCIPAL STOCKHOLDERS


    The following table sets forth certain information with respect to the beneficial ownership of our outstanding common stock as of May 31, 2000, and as adjusted to reflect the sale of the shares of common stock offered hereby: (1) by each person or entity who is known by us to own beneficially more than 5% of the common stock; (2) by each of our directors; (3) by our Chief Executive Officer, (4) our other named executive officers, and (5) by all of our directors and executive officers as a group. The table assumes the conversion of all outstanding Preferred Stock into common stock upon the completion of this offering. Except as otherwise noted, the stockholders named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated in the table, the address of each stockholder identified in the table is 1101 East Meadow Drive, Palo Alto, California 94303.



                                               SHARES BENEFICIALLY           SHARES BENEFICIALLY
5% STOCKHOLDERS, EXECUTIVE OFFICERS,         OWNED PRIOR TO OFFERING        OWNED AFTER OFFERING
DIRECTORS, AND DIRECTORS AND EXECUTIVE     ---------------------------   ---------------------------
OFFICERS AS A GROUP                          NUMBER      PERCENTAGE(1)     NUMBER      PERCENTAGE(1)
--------------------------------------     -----------   -------------   -----------   -------------
Entities affiliated with Sutter Hill        2,565,013        18.44        2,565,013        14.32
  Ventures(2) ...........................
  755 Page Mill Road, Suite A-200
  Palo Alto, CA 94306
ABS Capital Partners III, L.P.(3) .......   1,876,301        13.49        1,876,301        10.47
  101 California Street, 47(th) floor
  San Francisco, CA 94111
Medicus Venture Partners(4) .............   1,015,801         7.30        1,015,801         5.67
  2180 Sand Hill Road, Suite 400
  Menlo Park, CA 94025
Nassau Capital Partners L.P.(5) .........     954,369         6.86          954,369         5.33
  22 Chambers Street
  Princeton, NJ 08542
Entities affiliated with Oak Investment
  Partners(6)............................     679,347         5.65          679,347         4.24
  One Gorham Island
  Westport, CT 06880
William H. Younger, Jr.(7)...............   2,565,013        18.44        2,565,013        14.32
John D. Stobo, Jr. (8)...................   1,876,301        13.49        1,876,301        10.47
Frederick J. Dotzler(9)..................   1,015,801          7.3        1,015,801         5.67
Randall A. Hack(10)......................     954,369         6.86          954,369         5.33
Randall A. Lipps(11).....................     784,588         6.43          784,588         4.84
Sheldon D. Asher(12).....................     605,252         4.95          605,252         3.73
Christopher J. Dunn, M.D.(13)............      43,552        *               43,552        *
Gordon V. Clemons(14)....................      14,322        *               14,322        *
Kevin L. Roberg(15)......................       9,635        *                9,635        *
Benjamin A. Horowitz(16).................       2,604        *                2,604        *
John D. Higham(17).......................     187,305         1.55          187,305         1.17
S. Michael Hanna(18).....................      54,895        *               54,895        *
James C. Gaither.........................      11,029        *               11,029        *
All directors and executive officers as a
  group (21 persons)(19).................   8,526,674        58.24        8,526,674        45.74


---------

*  Represents beneficial ownership of less than 1.0%.

 (1) Applicable percentage ownership is based on 13,911,639 shares of common stock outstanding as of May 31, 2000. Beneficial ownership is determined in accordance with the rules of the Commission, based on factors including voting and investment power with respect to shares, subject to the applicable community property laws. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days after May 31, 2000, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.



 (2) Includes 1,189,329 shares of common stock owned by Sutter Hill Ventures, A California Limited Partnership (Sutter Hill); 309,327 shares of common stock owned by Mr. Younger, a member of our Board of Directors and a managing director of Sutter Hill Ventures LLC, the general partner of Sutter Hill; 6,771 which are subject to repurchase by the Company within 60 days of May 31, 2000; 716,763 shares owned by the four other managing directors and one other director of Sutter Hill Ventures LLC, a retirement trust of one of the managing directors of Sutter Hill LLC, and family partnerships associated with the managing directors of Sutter Hill LLC; and 349,594 shares owned by other entities and individuals associated with Sutter Hill Ventures. Mr. Younger and the other managing directors of Sutter Hill Ventures LLC disclaim beneficial ownership in the shares listed above except as to their individual pecuniary interest therein.



 (3) Includes (1) 1,302 shares of common stock held by Mr. Stobo, all of which are subject to stock options exercisable within 60 days and (2) 1,874,999 shares of common stock held by ABS Capital Partners III, L.P. Mr. Stobo, a member of our Board of Directors, is a managing member of ABS Partners III, LLC, the general partner of ABS Capital Partners III, L.P. Mr. Stobo disclaims beneficial ownership of such shares held by ABS Capital Partners except to the extent of his pecuniary interest therein.



 (4) Includes (1) 12,500 shares of common stock held by Mr. Dotzler, 2,604 of which are subject to stock options exercisable within 60 days, (2) 568,182 shares of common stock held by Medicus Venture Partners 1993, L.P.;
     (3) 337,481 shares of common stock held by Medicus Venture Partners
     1994, L.P.; and (4) 95,034 shares of common stock held by Medicus Venture Partners 1995, L.P. (the Medicus Entities). Medicus Management Partners and a limited partnership affiliated with The Hillman Company are the general partners of each of the Medicus Entities. Mr. Dotzler, a member of our Board of Directors, and John Reher are general partners of Medicus Management Partners. The Hillman Company is controlled by Henry L. Hillman, Elsie Hilliard Hillman and C. G. Grefenstette, Trustees of the Henry L. Hillman Trust U/A dated November 18, 1985. The trustees share the power to vote and dispose of shares representing a majority of the voting shares of the Hillman Company. Mr. Dotzler disclaims beneficial ownership of such shares held by the Medicus Entities, except to the extent of his pecuniary interest therein.



 (5) Includes 945,941 shares of common stock held by Nassau Capital Partners L.P., 5,824 shares of common stock held by NAS Partners L.L.C. and 2,604 shares subject to stock options exercisable in 60 days granted to Mr. Hack. Mr. Hack, a member of our Board of Directors, is a member of NAS Partners L.L.C. and a member of Nassau Capital L.L.C., the sole general partner of Nassau Capital Partners L.P. The members of Nassau Capital L.L.C., disclaim that they are beneficial owners of shares of Nassau Capital Partners L.P. Mr. Hack disclaims beneficial ownership of the shares held by such entities except to the extent of his proportionate interest therein.

 (6) Includes 663,858 shares of common stock held by Oak Investment Partners VI, Limited Partnership and 15,489 shares of common stock held by Oak VI Affiliates Fund, Limited Partnership.



 (7) Includes 1,189,329 shares of common stock owned by Sutter Hill Ventures, A California Limited Partnership (Sutter Hill); 309,327 shares of common stock owned by Mr. Younger, a member of our Board of Directors and a managing director of Sutter Hill Ventures LLC, the general partner of Sutter Hill; 6,771 which are subject to repurchase by the Company within 60 days of May 31, 2000; 716,763 shares owned by the four other managing directors and one other director of Sutter Hill Ventures LLC, a retirement trust of one of the managing directors of Sutter Hill LLC, and family partnerships associated with the managing directors of Sutter Hill LLC; and 349,594 shares owned by other entities and individuals associated with Sutter Hill Ventures. Mr. Younger and the other managing directors of Sutter Hill Ventures LLC disclaim beneficial ownership in the shares listed above except as to their individual pecuniary interest therein.



 (8) Includes (1) 1,302 shares of common stock held by Mr. Stobo, all of which are subject to options exercisable within 60 days and (2) 1,874,999 shares of common stock held by ABS Capital Partners III, L.P. Mr. Stobo, a member of our Board of Directors, is a managing member of ABS Partners III, LLC, the general partner of ABS Capital Partners III, L.P. Mr. Stobo disclaims beneficial ownership of such shares held by ABS Capital Partners III, L.P. except to the extent of his pecuniary interest therein.



 (9) Includes (1) 12,500 shares of common stock held by Mr. Dotzler, 2,604 of which are subject to stock options exercisable within 60 days, (2) 568,182 shares of common stock held by Medicus Venture Partners 1993, L.P.;
     (3) 337,481 shares of common stock held by Medicus Venture Partners
     1994, L.P.; and (4) 95,034 shares of common stock held by Medicus Venture Partners 1995, L.P. (the Medicus Entities). Medicus Management Partners and a limited partnership affiliated with The Hillman Company are the general partners of each of the Medicus Entities. Mr. Dotzler, a member of our Board of Directors, and John Reher are general partners of Medicus Management Partners. The Hillman Company is controlled by Henry L. Hillman, Elsie Hilliard Hillman and C. G. Grefenstette, Trustees of the Henry L. Hillman Trust U/A dated November 18, 1985. The trustees share the power to vote and dispose of shares representing a majority of the voting shares of the Hillman Company. Mr. Dotzler disclaims beneficial ownership of such shares held by the Medicus Entities, except to the extent of his pecuniary interest therein.



 (10) Includes 945,941 shares of common stock held by Nassau Capital Partners L.P., 5,824 shares of common stock held by NAS Partners L.L.C. and 2,604 shares subject to stock options exercisable in 60 days granted to Mr. Hack. Mr. Hack, a member of our Board of Directors, is a member of NAS Partners L.L.C. and a member of Nassau Capital L.L.C., the sole general partner of Nassau Capital Partners L.P. The members of Nassau Capital L.L.C., disclaim that they are beneficial owners of shares of Nassau Capital Partners L.P. Mr. Hack disclaims beneficial ownership of the shares held by such entities except to the extent of his proportionate interest therein.



 (11) Includes 168,963 shares subject to stock options exercisable within 60 days. Includes an aggregate of 95,000 shares held in trusts, of which Mr. Lipps is a trustee, for the benefit of Mr. Lipps' minor children.



 (12) Includes 119,320 shares held by the Sheldon D. Asher Trust, dated
      August 31, 1998. Also includes 204,740 shares subject to stock options exercisable within 60 days and 97,292 shares subject to repurchase by the Company within 60 days of May 31, 2000. Diane

      Snedden, Mr. Asher's ex-wife, has the right to receive 128,165 shares upon the exercise of vested options pursuant to a divorce agreement. Mr. Asher disclaims beneficial ownership of these shares. Also includes (1) 25,000 shares held by the Asher Family Special Trust, dated November 25, 1991, FBO Rachel A. Asher, Mr. Asher's minor child; (2) 25,000 shares held by the Asher Family Special Trust, dated November 25, 1991, FBO Emily R. Asher, Mr. Asher's minor child, for both of which Diane Snedden is Trustee; (3) 688 shares held by Bernard Asher, custodian for Emily Rose Asher under IL Uniform Trust to Minors Act; and (4) 688 shares held by Bernard Asher, custodian for Rachel Ann Asher under IL Uniform Trust to Minors Act. Bernard Asher is Mr. Asher's brother. Mr. Asher disclaims beneficial ownership of these shares.



 (13) Includes 4,948 shares subject to stock options exercisable within 60 days.



 (14) Consists of 14,322 shares subject to stock options exercisable within 60 days.



 (15) Consists of 9,635 shares subject to stock options exercisable within 60 days.



 (16) Consists of 2,604 shares subject to stock options exercisable within 60 days.



 (17) Includes (1) 34,656 shares subject to stock options exercisable within 60 days; (2) 138,620 shares held by the Higham-Bunker 1991 Family Trust, John
      D. Higham or Carol L. Bunker, Trustees; and (3) 6,250 shares held by John
      D. Higham or Carol L. Bunker, Guardians of Christina L. Higham.



 (18) Includes 8,128 shares subject to stock options exercisable within 60 days and 8,722 shares subject to repurchase by the Company within 60 days of May 31, 2000.



 (19) Includes an aggregate of 728,718 shares subject to stock options exercisable within 60 days and 181,682 shares subject to repurchase by the Company within 60 days of May 31, 2000.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


    Upon the closing of this offering, we will be authorized to issue 50,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of undesignated preferred stock, $.001 par value. Immediately following the closing of this offering, based on the number of shares outstanding as of May 31, 2000, there were 13,911,639 shares of common stock outstanding held of record by approximately 516 stockholders assuming the conversion of preferred stock.


COMMON STOCK

    The issued and outstanding shares of common stock are, and the shares of common stock being offered by us hereby will be upon payment therefor, validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. The shares of common stock are neither redeemable nor convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution or winding up of Omnicell.com, the holders of common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders and has cumulative voting rights with respect to the election of directors.

WARRANTS


    As of May 31, 2000, there were outstanding warrants to purchase the following: (1) an aggregate of 11,521 shares of common stock at an exercise price of $1.74 per share, (2) an aggregate of 12,738 shares of common stock at an exercise price of $9.84 per share and (3) an aggregate of 42,458 shares of common stock at an exercise price of $5.88 per share. Warrants to purchase (1) an aggregate of 59,604 shares of common stock expire three years from the effective date of this offering and (2) an aggregate of 7,113 shares of common stock expire on July 7, 2005.


PREFERRED STOCK


    Upon the closing of this offering, all outstanding shares of preferred stock will be converted into shares of common stock, provided that the price per share to the public (prior to the deduction of underwriter commissions and offering expenses) is not less than $11.78 per share and the aggregate price to the public is not less than $10,000,000. Outstanding shares of the Series J preferred stock are currently being redeemed at $14.03274 per share on a quarterly basis spread out in ten equal quarterly installments beginning on March 31, 1999. The unredeemed balance of the Series J preferred stock accrues interest at 9 1/2% per year. Effective upon the closing of this offering, we will be authorized to issue 5,000,000 shares of undesignated preferred stock. The Board of Directors will have the authority to issue the preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by our stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of Omnicell.com without further action by the stockholders and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.


REGISTRATION RIGHTS


    The holders of approximately 11,689,174 shares of common stock, as of May 31, 2000, and their permitted transferees are entitled to certain rights with respect to the registration of these shares under the Securities Act. Under the terms of agreements between us and the holders, the holders of at least 40% of these shares may require, on two occasions, that we use our best efforts to register these shares for public resale. The holders of these shares may not exercise this right until four months after the effective date of this offering. In addition, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, the holders are entitled to notice of such registration and are entitled to include shares of such common stock therein. The holders of these shares may also require us on no more than four occasions to register all or a portion of these shares on Form S-3 under the Securities Act when use of such form becomes available to us. All such registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares to be included in such registration. If such holders, by exercising their demand registration rights, cause a large number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price for our common stock. If we were to initiate a registration and include shares held by such holders pursuant to the exercise of their piggyback registration rights, such sales may have an adverse effect on our ability to raise capital.


ANTI-TAKEOVER PROVISIONS

  DELAWARE LAW

    Upon the closing of this offering, we will be subject to the provisions of
Section 203 of the Delaware General Corporation Law (the Anti-Takeover Law) regulating corporate takeovers. The Anti-Takeover Law prevents Delaware corporations, including those that are listed on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination," which includes a merger or sale of more than 10% of the corporation's assets, with any "interested stockholder," that is, a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of any such person, for three years following the date that such stockholder became an "interested stockholder" unless:

    - the transaction that resulted in the stockholder becoming an "interested stockholder" was approved by the board of directors prior to the date the "interested stockholder" attained such status;

    - upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by (i) persons who are directors as well as officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - on or subsequent to such date, the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder."

    A Delaware corporation may "opt out" of the Anti-Takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not "opted out" of the provisions of the Anti-Takeover Law. This statute could prohibit or delay mergers or other takeover or change-of-control attempts with respect to Omnicell.com and, accordingly, may discourage attempts to acquire us.

  CHARTER AND BYLAW PROVISIONS

    Our Certificate of Incorporation and Bylaws include a number of provisions that may have the effect of deterring or impeding hostile takeovers or changes of control or management. These provisions include:

    - our Board of Directors is classified into three classes of directors with staggered three-year terms;

    - the authority of our Board of Directors to issue up to 5,000,000 shares of preferred stock and to determine the price and the rights preferences and privileges of these shares, without stockholder approval;

    - all stockholder action must be effected at a duly called meeting of stockholders and not by written consent; and

    - the elimination of cumulative voting.

    Such provisions may have the effect of delaying or preventing a change of control.

    Our Certificate of Incorporation and Bylaws provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. Such provisions may have the effect of preventing changes in our management.

  OPTION ACCELERATION


    In February 1998 and February 2000, our Board of Directors approved resolutions providing that the unvested portion of each officer's stock options under our equity incentive plans becomes fully vested and exercisable if we are acquired and the officer is thereafter (1) terminated without cause; (2) forced to change the principal place of performance of the officer's responsibilities and duties; or (3) placed in a position with a material reduction in the officer's responsibilities and duties.


TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is            .

NATIONAL MARKET LISTING


    We have applied for listing of our common stock on the Nasdaq Stock Market's National Market under the symbol "OMCL."

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices from time to time. For a period of 180 days or more following this offering substantial amounts of our common stock will not be freely tradable due to contractual and legal restrictions as described below. Sales of substantial amounts of our common stock in the public market after these restrictions lapse could depress the prevailing market price and limit our ability to raise equity capital in the future.


    Upon the closing of this offering and based on shares outstanding as of May 31, 2000, we will have an aggregate of 17,911,639 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of the outstanding shares, the shares sold in this offering will be freely tradable, except that any shares held by our "affiliates", as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining shares of common stock held by existing stockholders will be deemed restricted securities as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. In accordance with the lock-up agreements described below and subject to the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market at the following times:


NUMBER OF SHARES                                    DATE
----------------        ------------------------------------------------------------
                        After the date of this prospectus
                        90 days from the date of this prospectus
                        At various times after 180 days from the date of this
                        prospectus


    In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, which will equal approximately 179,116 shares immediately after this offering or the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions. In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate of ours, the person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.


    Employees, officers, directors, advisors or consultants who purchased our common stock pursuant to a written compensatory plan or contract are entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after we become subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934.

    LOCK-UP AGREEMENTS.  Our directors, officers and stockholders who hold
approximately              shares in the aggregate, have agreed that they will
not offer, sell or agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock without the prior written consent of Deutsche Bank Securities Inc. for a period of 180 days from the date of this prospectus. Please see "Underwriting."

    We have agreed not to sell or otherwise dispose of any shares of common stock during the 180-day period following the date of the prospectus, except we may issue, and grant options to purchase, shares of common stock under the 1999 Stock Option Plan. In addition, we may issue shares of common stock in connection with any acquisition of another company if the terms of such issuance provide that such common stock shall not be resold prior to the expiration of the 180-day period referenced in the preceding sentence.

    REGISTRATION RIGHTS. Following this offering, some of our stockholders will have registration rights. Please see, "Description of Capital
Stock--Registration Rights."


    STOCK OPTIONS AND WARRANTS. Options to purchase an aggregate of 3,371,493 shares of our common stock are outstanding as of May 31, 2000 under our 1992 Equity Incentive Plan, our 1995 Management Stock Option Plan and our 1999 Equity Incentive Plan. Following this offering, we expect to register the shares underlying these options. This registration statement will automatically become effective upon filing. Accordingly, subject to the exercise of such options, shares included in such registration statement will be available for sale in the open market immediately after the 180-day lock-up period expires.



    In addition, 66,175 shares of common stock issuable upon the exercise of warrants will be eligible for sale as restricted securities set forth above, one year after the exercise of these warrants.

                                  UNDERWRITING

    Subject to the terms and conditions of an underwriting agreement dated
      , 2000, the underwriters named below, who are represented by Deutsche Bank Securities Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Banc of America Securities LLC and U.S. Bancorp Piper Jaffray Inc. have severally and not jointly agreed to purchase from us, the following respective number of shares of our common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:


                                                              NUMBER OF
UNDERWRITERS:                                                  SHARES
-------------                                                 ---------
Deutsche Bank Securities Inc................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Banc of America Securities LLC..............................
U.S. Bancorp Piper Jaffray Inc..............................
                                                              ---------
        Total...............................................  4,000,000
                                                              =========


    The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased. In addition, the underwriting agreement provides that, in the event of a default by an underwriter, in certain circumstances the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

    The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at a price that represents a concession not in excess of $
      per share under the public offering price. The underwriters may allow, and
these dealers may re-allow, a concession of not more than $                per
share to certain other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.


    We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 600,000 additional shares of common stock at the public offering price, less the underwriting discounts set forth on the cover page of this prospectus. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered hereby. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the other shares are being offered.



    The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is currently expected to be approximately 7% of the initial public offering price. We have agreed to pay the underwriters the following fees, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:


                                                                          TOTAL FEES
                                                         ---------------------------------------------
                                                          WITHOUT EXERCISE OF    WITH FULL EXERCISE OF
                                         FEE PER SHARE   OVER-ALLOTMENT OPTION   OVER-ALLOTMENT OPTION
                                         -------------   ---------------------   ---------------------
Fees paid by Omnicell.com..............       $                 $                      $

    In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be
approximately $          .

    We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

    Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

    The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

    In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position in our common stock for their own account. A short position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. Additionally, to cover these over-allotments or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.


    At our request, the underwriters have reserved for sale, at the initial public offering price, up to 280,000 shares or 7% of our common stock being sold in this offering for our vendors, employees, family members of employees, customers and other third parties. The number of shares of our common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.


PRICING OF THE OFFERING

    Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock has been determined by negotiations among us and the representatives of the underwriters. Among the primary factors considered in determining the initial public offering price were:

    - prevailing market conditions;

    - our results of operations in recent periods;

    - the present stage of our development;

    - the market capitalization and stage of development of the other companies that we and the representatives of the underwriters believe to be comparable to our business; and

    - estimates of our business potential.


    Current and former employees of Deutsche Bank Securities Inc. and its affiliates own approximately 11% of the limited partnership interests in ABS Capital Partners III, L.P., which owns 986,842 shares of the Company's Series K Preferred Stock. In addition, John D. Stobo, Jr., a member of the Company's Board of Directors and a managing member of ABS Capital Partners III, LLC, the general partner of ABS Capital Partners III, L.P. holds stock options to purchase up to 1,302 shares of the Company's common stock, all of which are exercisable within 60 days.


                                 LEGAL MATTERS


    The validity of the shares of common stock offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Preston Gates & Ellis LLP, Seattle Washington. As of the date of this prospectus, James C. Gaither, Secretary of Omnicell.com and a partner at Cooley Godward LLP, owns an aggregate of 16,209 (or 11,029 shares as converted per the 0.625 for 1 reverse stock split) shares of our preferred stock.


                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, as set forth in their report. We have included our financial statement in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in auditing and accounting.


    The financial statements of the Sure-Med Division of Baxter Healthcare Corporation, an indirect division of Baxter International Inc., as of December 31, 1998 and for each of the two years in the period ended
December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock. For further information regarding us and our common stock, please refer to the registration statement and exhibits and schedules filed as part of the registration statement. Each statement in this prospectus referring to a contract, agreement or other document filed as an exhibit to the registration statement is qualified in all respects by the filed exhibit.

    You may read and copy all or any portion of the registration statement or any other information that we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings, including the registration statement, are also available to you on the Securities and Exchange Commission's Web site located at WWW.SEC.GOV.


    Upon completion of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, will file periodic reports, proxy statements and other information with the SEC.


    We intend to provide our stockholders with annual reports containing financial statements audited by an independent public accounting firm and to make available to our stockholders quarterly reports containing unaudited financial data for the first three quarters of each year.

                                  OMNICELL.COM

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Omnicell.com
  Report of Ernst & Young LLP, Independent Auditors.........   F-2

  Consolidated Balance Sheets as of December 31, 1998 and
   1999 and March 31, 2000 (unaudited)......................   F-3

  Consolidated Statements of Operations for the years ended
   December 31, 1997, 1998 and 1999 and for the three-month
   periods ended March 31, 1999 and 2000 (unaudited)........   F-4

  Consolidated Statement of Redeemable Convertible Preferred
   Stock and Stockholders' Equity (Net Capital Deficiency)
   for the years ended December 31, 1997, 1998 and 1999 and
   for the three-month periods ended March 31, 1999 and 2000
   (unaudited)..............................................   F-5

  Consolidated Statements of Cash Flows for the years ended
   December 31, 1997, 1998 and 1999 and for the three-month
   periods ended March 31, 1999 and 2000 (unaudited)........   F-6

  Notes to Consolidated Financial Statements................   F-8

Sure-Med Division of Baxter Healthcare Corporation

  Report of PricewaterhouseCoopers LLP, Independent
   Accountants..............................................  F-31

  Balance Sheet as of December 31, 1998.....................  F-32

  Statements of Operations for the years ended December 31,
   1997 and 1998............................................  F-33

  Statements of Cash Flows for the years ended December 31,
   1997 and 1998............................................  F-34

  Notes to Financial Statements.............................  F-35

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Omnicell.com

    We have audited the accompanying consolidated balance sheets of Omnicell.com as of December 31, 1998 and 1999, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity (net capital deficiency), and cash flows for each of the three years in the period ended December 31, 1999. Our audits also included the financial statement schedule listed in the index as item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Omnicell.com at December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



San Jose, California
March 29, 2000,
except for Note 18, as to which the date is , 2000


--------------------------------------------------------------------------------


    The foregoing report is in the form that will be signed upon completion of the reverse stock split described in Note 18 to the consolidated financial statements.



                                          /s/ Ernst & Young LLP



San Jose, California
June 12, 2000

                                  OMNICELL.COM

                          CONSOLIDATED BALANCE SHEETS


                                                                                                    PRO FORMA LIABILITIES,
                                                                                                    REDEEMABLE CONVERTIBLE
                                                                                                     PREFERRED STOCK AND
                                                                                                     STOCKHOLDERS' EQUITY
                                                                                                   (NET CAPITAL DEFICIENCY)
                                                                 DECEMBER 31,        MARCH 31,           AT MARCH 31,
                                                              -------------------   ------------   ------------------------
                                                                1998       1999         2000                 2000
                                                              --------   --------   ------------   ------------------------
                                                                                    (UNAUDITED)          (UNAUDITED)
                                                                            (IN THOUSANDS, EXCEPT SHARE DATA)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 11,569   $  2,546     $  6,499
  Short-term investments....................................    10,503      4,152       15,936
  Accounts receivable, net of allowance for doubtful
    accounts of $278 in 1998 and $338 in 1999...............    14,290      9,685       13,766
  Inventories...............................................     4,789      7,600        6,023
  Prepaid expenses and other current assets.................     1,168      1,841        2,367
                                                              --------   --------     --------
    Total current assets....................................    42,319     25,824       44,591
                                                              --------   --------     --------

Property and equipment, net.................................     2,830      7,033        7,390
Other assets................................................     1,212      1,696        2,566
                                                              --------   --------     --------
      Total assets..........................................  $ 46,361   $ 34,553     $ 54,547
                                                              ========   ========     ========
  LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
        STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
  Accounts payable..........................................  $    626   $  2,234     $  3,667             $  3,667
  Accrued liabilities.......................................     8,548     16,465       15,068               15,068
  Deferred revenue..........................................     1,955      3,494        3,702                3,702
  Deferred gross profit.....................................    20,227     28,727       28,322               28,322
                                                              --------   --------     --------             --------
    Total current liabilities...............................    31,356     50,920       50,759               50,759

Notes payable...............................................        --      8,464        8,464                8,114
Other long-term liabilities.................................        67        845          838                  838
Commitments and contingencies
Redeemable convertible preferred stock, no par value;
  3,604,000 shares designated; 1,802,000, 1,081,200 and
  901,000 shares issued and outstanding at December 31, 1998 and 1999 and March 31, 2000, respectively (no shares pro
  forma) (liquidation preference of $15,166 at December 31,
  1999 and $12,640 at March 31, 2000).......................    25,282     15,166       12,640                   --
Stockholders' equity (net capital deficiency):
  Convertible preferred stock, no par value; 18,500,000
   shares authorized (5,000,000 shares authorized pro
   forma), including 3,604,000 shares designated as
   redeemable convertible preferred stock (11,527,848,
   11,527,848 and 14,538,376 shares issued and outstanding
   at December 31, 1998 and 1999 and March 31, 2000,
   respectively (no shares pro forma) (liquidation
   preference of $35,147 at December 31, 1999 and $61,221 at
   March 31, 2000)..........................................    33,854     33,854       62,454                   --
  Common stock, no par value; 35,000,000 shares authorized
   (50,000,000 shares authorized pro forma); 1,385,233,
   1,646,382 and 1,710,064 shares issued and outstanding at
   December 31, 1998 and 1999 and March 31, 2000,
   respectively (13,393,379 shares pro forma)...............     1,424      2,302        3,235               87,259
  Deferred stock compensation...............................       (11)        --           --                   --
  Accumulated deficit.......................................   (45,609)   (77,000)     (83,845)             (92,425)
  Accumulated other comprehensive income (loss).............        (2)         2            2                    2
                                                              --------   --------     --------             --------
    Total stockholders' equity (net capital deficiency).....   (10,344)   (40,842)     (18,154)              (5,164)
                                                              --------   --------     --------             --------
      Total liabilities, redeemable convertible preferred
       stock, and stockholders' equity (net capital
       deficiency)..........................................  $ 46,361   $ 34,553     $ 54,547             $ 54,547
                                                              ========   ========     ========             ========


   The accompanying notes are an integral part of these financial statements.

                                  OMNICELL.COM

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                     THREE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                 MARCH 31,
                                          ---------------------------------------   ---------------------
                                             1997          1998          1999         1999        2000
                                          -----------   -----------   -----------   ---------   ---------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)         (UNAUDITED)
REVENUES:
Product revenues........................   $ 26,683      $ 34,690      $ 39,210     $  7,623    $ 12,638
Product revenues from related party.....      6,864         9,398         4,163        3,090          --
Service and other revenues..............      2,526         4,124         7,034        1,339       2,032
                                           --------      --------      --------     --------    --------
    Total revenues......................     36,073        48,212        50,407       12,052      14,670
Cost of product revenues................     14,792        16,461        28,760        3,584       4,509
Cost of service and other revenues......      1,417         1,801         5,377          901       1,910
                                           --------      --------      --------     --------    --------
    Total cost of revenues..............     16,209        18,262        34,137        4,485       6,419
                                           --------      --------      --------     --------    --------
Gross profit............................     19,864        29,950        16,270        7,567       8,251
                                           --------      --------      --------     --------    --------

Operating expenses:
  Research and development..............      5,922         5,987         8,977        1,819       3,210
  Selling, general, and
   administrative.......................     24,520        24,292        35,982        7,862      11,540
  Integration expenses..................         --            --           785          286          --
                                           --------      --------      --------     --------    --------
    Total operating expenses............     30,442        30,279        45,744        9,967      14,750
                                           --------      --------      --------     --------    --------
Loss from operations....................    (10,578)         (329)      (29,474)      (2,400)     (6,499)
Interest income.........................        953         1,039           704           --          --
Interest expense........................         --            --        (2,471)        (374)       (321)
                                           --------      --------      --------     --------    --------
Income (loss) before provision for
  income taxes..........................     (9,625)          710       (31,241)      (2,774)     (6,820)
Provision for income taxes..............        201           185           150           24          25
                                           --------      --------      --------     --------    --------
Net income (loss).......................     (9,826)          525       (31,391)      (2,798)     (6,845)
Preferred stock accretion...............        (22)          (22)           --           --          --
                                           --------      --------      --------     --------    --------
Net income (loss) available to common
  stockholders..........................   $ (9,848)     $    503      $(31,391)    $ (2,798)   $ (6,845)
                                           ========      ========      ========     ========    ========
Net income (loss) per common share:
  Basic.................................   $  (8.61)     $   0.39      $ (21.34)    $  (2.03)   $  (4.07)
  Diluted...............................   $  (8.61)     $   0.05      $ (21.34)    $  (2.03)   $  (4.07)
  Pro forma basic and diluted
   (unaudited)..........................                               $  (3.18)                $  (0.59)
Weighted average common shares
  outstanding:
  Basic.................................      1,144         1,302         1,471        1,381       1,681
  Diluted...............................      1,144        11,013         1,471        1,381       1,681
  Pro forma basic and diluted
   (unaudited)..........................                                  9,876                   11,621


   The accompanying notes are an integral part of these financial statements.

                                  OMNICELL.COM
      CONSOLIDATED STATEMENT OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
                 STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

                                                           REDEEMABLE
                                                          CONVERTIBLE              CONVERTIBLE
                                                        PREFERRED STOCK          PREFERRED STOCK           COMMON STOCK
                                                     ----------------------   ----------------------   --------------------
                                                       SHARES       AMOUNT      SHARES       AMOUNT     SHARES      AMOUNT
                                                     -----------   --------   -----------   --------   ---------   --------
                                                                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Balance at December 31, 1996.......................   1,802,000    $ 25,238   11,527,848    $33,854    1,100,983    $  287
  Net loss.........................................          --          --           --         --           --        --
  Change in unrealized loss on short-term
   investments.....................................          --          --           --         --           --        --
  Total comprehensive loss.........................
  Exercise of stock options........................          --          --           --         --      137,492       137
  Employee stock purchase plan.....................          --          --           --         --       43,329       383
  Forgiveness of notes receivable..................          --          --           --         --           --        --
  Amortization of deferred stock compensation......          --          --           --         --           --        --
  Accretion of redeemable convertible preferred
   stock...........................................          --          22           --         --           --        --
                                                     ----------    --------   ----------    -------    ---------    ------
Balance at December 31, 1997.......................   1,802,000      25,260   11,527,848     33,854    1,281,804       807
  Net income.......................................          --          --           --         --           --        --
  Change in unrealized loss on short-term
   investments.....................................          --          --           --         --           --        --
  Total comprehensive income.......................
  Exercise of stock options........................          --          --           --         --       48,923       135
  Employee stock purchase plan.....................          --          --           --         --       54,506       482
  Amortization of deferred compensation............          --          --           --         --           --        --
  Accretion of redeemable convertible preferred
   stock...........................................          --          22           --         --           --        --
                                                     ----------    --------   ----------    -------    ---------    ------
Balance at December 31, 1998.......................   1,802,000      25,282   11,527,848     33,854    1,385,233     1,424
  Net loss.........................................          --          --           --         --           --        --
  Change in unrealized loss on short-term
   investments.....................................          --          --           --         --           --        --
  Total comprehensive loss.........................          --          --           --         --           --        --
  Exercise of stock options........................          --          --           --         --      200,360       341
  Employee stock purchase plan.....................          --          --           --         --       60,789       537
  Amortization of deferred compensation............          --          --           --         --           --        --
  Redemption of redeemable convertible preferred
   stock...........................................    (720,800)    (10,116)          --         --           --        --
                                                     ----------    --------   ----------    -------    ---------    ------
Balance at December 31, 1999.......................   1,081,200    $ 15,166   11,527,848    $33,854    1,646,382    $2,302
Net loss (unaudited)...............................          --          --           --         --           --        --
Change in unrealized loss on short-term investments
  (unaudited)......................................          --          --           --         --           --        --
                                                     ----------    --------   ----------    -------    ---------    ------
Total comprehensive loss (unaudited)...............          --          --           --         --           --        --
Modification of stock option awards (unaudited)....                                                      122,074       728
Sale of Series K convertible preferred stock.......                            3,010,528     28,600
                                                     ----------    --------   ----------    -------    ---------    ------
Exercise of stock options..........................          --          --           --         --       63,682       205
                                                     ----------    --------   ----------    -------    ---------    ------
Redemption of redeemable convertible preferred
  stock (unaudited)................................    (180,200)     (2,526)          --         --           --
                                                     ----------    --------   ----------    -------    ---------    ------
Balance at March 31, 2000 (unaudited)..............     901,000    $ 12,640   14,538,376    $62,454    1,710,064    $3,235
                                                     ==========    ========   ==========    =======    =========    ======


                                                         NOTE                           ACCUMULATED
                                                      RECEIVABLE                           OTHER
                                                         FROM       DEFERRED STOCK     COMPREHENSIVE     ACCUMULATED
                                                     STOCKHOLDER     COMPENSATION      INCOME (LOSS)       DEFICIT
                                                     ------------   ---------------   ---------------   -------------
                                                                   (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Balance at December 31, 1996.......................     $(120)          $   (45)           $ (17)         $(36,264)
  Net loss.........................................        --                --               --            (9,826)
  Change in unrealized loss on short-term
   investments.....................................        --                --               11                --

  Total comprehensive loss.........................

  Exercise of stock options........................        --                --               --                --
  Employee stock purchase plan.....................        --                --               --                --
  Forgiveness of notes receivable..................       120                --               --                --
  Amortization of deferred stock compensation......        --                17               --                --
  Accretion of redeemable convertible preferred
   stock...........................................        --                --               --               (22)
                                                        -----           -------            -----          --------
Balance at December 31, 1997.......................        --               (28)              (6)          (46,112)
  Net income.......................................        --                --               --               525
  Change in unrealized loss on short-term
   investments.....................................        --                --                4                --

  Total comprehensive income.......................

  Exercise of stock options........................        --                --               --                --
  Employee stock purchase plan.....................        --                --               --                --
  Amortization of deferred compensation............        --                17               --                --
  Accretion of redeemable convertible preferred
   stock...........................................        --                --               --               (22)
                                                        -----           -------            -----          --------
Balance at December 31, 1998.......................        --               (11)              (2)          (45,609)
  Net loss.........................................        --                --               --           (31,391)
  Change in unrealized loss on short-term
   investments.....................................        --                --                4                --

  Total comprehensive loss.........................        --                --               --                --

  Exercise of stock options........................        --                --               --                --
  Employee stock purchase plan.....................        --                --               --                --
  Amortization of deferred compensation............        --                11               --                --
  Redemption of redeemable convertible preferred
   stock...........................................        --                --               --                --
                                                        -----           -------            -----          --------
Balance at December 31, 1999.......................     $  --           $    --            $   2          $(77,000)
Net loss (unaudited)...............................        --                --               --            (6,845)
Change in unrealized loss on short-term investments
  (unaudited)......................................        --                --               --                --
                                                        -----           -------            -----          --------
Total comprehensive loss (unaudited)...............        --                --               --                --

Modification of stock option awards (unaudited)....
Sale of Series K convertible preferred stock.......
                                                        -----           -------            -----          --------
Exercise of stock options..........................        --                --               --                --
                                                        -----           -------            -----          --------
Redemption of redeemable convertible preferred
  stock (unaudited)................................
                                                        -----           -------            -----          --------
Balance at March 31, 2000 (unaudited)..............     $  --           $    --            $   2          $(83,845)
                                                        =====           =======            =====          ========

                                                         TOTAL
                                                     STOCKHOLDERS'
                                                         EQUITY
                                                      (NET CAPITAL
                                                      DEFICIENCY)
                                                     --------------
                                                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Balance at December 31, 1996.......................     $ (2,305)
  Net loss.........................................       (9,826)
  Change in unrealized loss on short-term
   investments.....................................           11
                                                        --------
  Total comprehensive loss.........................       (9,815)
                                                        --------
  Exercise of stock options........................          137
  Employee stock purchase plan.....................          383
  Forgiveness of notes receivable..................          120
  Amortization of deferred stock compensation......           17
  Accretion of redeemable convertible preferred
   stock...........................................          (22)
                                                        --------
Balance at December 31, 1997.......................      (11,485)
  Net income.......................................          525
  Change in unrealized loss on short-term
   investments.....................................            4
                                                        --------
  Total comprehensive income.......................          529
                                                        --------
  Exercise of stock options........................          135
  Employee stock purchase plan.....................          482
  Amortization of deferred compensation............           17
  Accretion of redeemable convertible preferred
   stock...........................................          (22)
                                                        --------
Balance at December 31, 1998.......................      (10,344)
  Net loss.........................................      (31,391)
  Change in unrealized loss on short-term
   investments.....................................            4
                                                        --------
  Total comprehensive loss.........................      (31,387)
                                                        --------
  Exercise of stock options........................          341
  Employee stock purchase plan.....................          537
  Amortization of deferred compensation............           11
  Redemption of redeemable convertible preferred
   stock...........................................           --
                                                        --------
Balance at December 31, 1999.......................     $(40,842)
Net loss (unaudited)...............................       (6,845)
Change in unrealized loss on short-term investments
  (unaudited)......................................           --
                                                        --------
Total comprehensive loss (unaudited)...............       (6,845)
                                                        --------
Modification of stock option awards (unaudited)....          728
Sale of Series K convertible preferred stock.......       28,600
                                                        --------
Exercise of stock options..........................          205
                                                        --------
Redemption of redeemable convertible preferred
  stock (unaudited)................................       (2,526)
                                                        --------
Balance at March 31, 2000 (unaudited)..............     $(18,154)
                                                        ========


   The accompanying notes are an integral part of these financial statements.

                                  OMNICELL.COM

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                     THREE
                                                                                                 MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,            MARCH 31,
                                                             ------------------------------   -------------------
                                                               1997       1998       1999       1999       2000
                                                             --------   --------   --------   --------   --------
                                                                     (IN THOUSANDS)               (UNAUDITED)
OPERATING ACTIVITIES
  Net income (loss)........................................  $ (9,826)  $    525   $(31,391)  $ (2,798)  $ (6,845)
  Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
    Depreciation...........................................     1,741      1,375      1,984        476        710
    Loss on disposal of capital equipment..................       547         45          4         --         --
    Accretion of short-term investment discount............                                                    (2)
    Deferred rent..........................................       (43)       (50)       (63)        --         --
    Forgiveness of note receivable from stockholder........       120         --         --         --         --
    Amortization of deferred compensation..................        17         17         11          9         --
    Stock option compensation expense......................                                                   728
    Write-off of Sure-Med inventory........................        --         --      9,722         --         --
    Write-off of ADDS investment...........................        --         --        550         --         --
    Write-off of fixed assets..............................        --         --        886         --         --
    Changes in assets and liabilities:
      Accounts receivable..................................    (7,433)     2,066       (453)      (576)    (4,634)
      Inventories..........................................    (1,092)      (437)    (2,465)   (16,702)     1,577
      Prepaid expenses and other current assets............    (3,957)    (1,228)      (673)       763       (526)
      Other assets.........................................      (573)      (405)      (432)    (3,415)      (870)
      Accounts payable.....................................      (352)      (345)     1,608       (192)     1,433
      Accrued liabilities..................................     6,031         81        112      6,127     (1,397)
      Deferred revenue.....................................       (84)       747       (362)     3,560        208
      Deferred gross profit................................    11,837      4,309      9,185      1,926       (405)
    Other liabilities......................................        --         --        778      7,847         (7)
                                                             --------   --------   --------   --------   --------
    Net cash provided by (used in) operating activities....    (3,067)     6,700     (5,205)    (2,975)   (10,030)
                                                             --------   --------   --------   --------   --------
INVESTING ACTIVITIES
Cash paid for Sure-Med acquisition, net of cash received...        --         --       (352)        --         --
Purchases of short-term investments........................    (6,047)   (11,517)    (4,153)    (5,267)   (11,783)
Maturities of short-term investments.......................    13,830      6,011     10,504      9,826         --
Capital expenditures.......................................    (1,931)    (1,785)    (5,987)    (1,678)    (1,067)
                                                             --------   --------   --------   --------   --------
    Net cash provided by (used in) investing activities....     5,852     (7,291)        12      2,881    (12,850)
                                                             --------   --------   --------   --------   --------
FINANCING ACTIVITIES
Proceeds from issuance of common stock.....................       520        617        878         55        205
Proceeds from Series K preferred stock.....................        --         --         --         --     28,600
Redemption of redeemable convertible preferred stock.......        --         --     (5,058)    (2,529)    (1,973)
Issuance of convertible promissory note....................        --         --        350         --         --
                                                             --------   --------   --------   --------   --------
    Net cash provided by (used in) financing activities....       520        617     (3,830)    (2,474)    26,832
                                                             --------   --------   --------   --------   --------
Net increase (decrease) in cash and cash equivalents.......     3,305         26     (9,023)    (2,568)     3,952
Cash and cash equivalents at beginning of period...........     8,238     11,543     11,569     11,569      2,546
                                                             --------   --------   --------   --------   --------
Cash and cash equivalents at end of period.................  $ 11,543   $ 11,569   $  2,546   $  9,001   $  6,499
                                                             ========   ========   ========   ========   ========


   The accompanying notes are an integral part of these financial statements.

                                  OMNICELL.COM

                                                                           THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,            MARCH 31,
                                          ------------------------------   -------------------
                                            1997       1998       1999       1999       2000
                                          --------   --------   --------   --------   --------
                                                  (IN THOUSANDS)               (UNAUDITED)
SUPPLEMENTAL DISCLOSURES OF NONCASH
  FINANCING AND INVESTING ACTIVITIES
Issuance of note payable in Sure-Med
  acquisition...........................  $     --   $     --   $  7,914   $     --   $     --
Change in unrealized loss on short-term
  investments...........................       (11)        (4)        (4)        25         (4)
Issuance of note payable for leasehold
  improvements to landlord..............        --         --        200         --         --
Accretion of redeemable convertible
  preferred stock.......................        22         22         --         --         --
Redemption of preferred stock offset
  with receivables......................        --         --      5,058         --         --

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest..................  $     --   $     --   $  2,381   $     --   $    360


   The accompanying notes are an integral part of these financial statements.

                                  OMNICELL.COM

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  DESCRIPTION OF THE COMPANY

    Omnicell.com (or the Company) was incorporated in the state of California on September 30, 1992. The Company develops, manufactures, and markets automation systems for hospitals and other healthcare facilities. In late 1999, the Company launched the Omnicell Commerce Network, an e-commerce service that consists of two Web-based applications, OmniBuyer and OmniSupplier.

  BASIS OF PRESENTATION

    The consolidated financial statements include the Company and its wholly owned subsidiaries, Omnicell HealthCare Canada, Inc. and Omnicell Europe SARL. All significant intercompany accounts and transactions are eliminated in consolidation.


  INTERIM FINANCIAL INFORMATION



    The interim financial information at March 31, 2000 and for the three months ended March 31, 1999 and 2000 is unaudited but, in the opinion of management, has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of its financial position at such date and its operating results and cash flows for those periods. Results for the interim period are not necessarily indicative of the results to be expected for the entire year, or any future period.


  USE OF ESTIMATES

    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Such management estimates include the allowance for doubtful accounts receivable, valuation of inventory, valuation allowance for deferred income taxes, and certain accrued liabilities. Actual results could differ from those estimates.

  REVENUE RECOGNITION


    Revenues are derived from sales of automation systems and subsequent service agreements. The Company markets its systems for sale or for lease. System sales are recognized upon customer acceptance at the point of delivery and completion of installation; revenues from sales-type leases are recognized upon customer acceptance at the point of delivery, completion of installation, and the commencement of the noncancelable lease term. Revenues from service agreements and other revenues on system sales and sales-type leases are recognized ratably over the related contract period. Deferred revenue represents amounts received under service agreements for which the services have not yet been performed. Deferred gross profit represents the profit to be earned by the Company, exclusive of

                                  OMNICELL.COM

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) installation costs, on systems sales for which customer acceptance has occurred but the Company's installation obligation has not yet been fulfilled. Installation costs are recorded to costs of goods sold when incurred.


    Revenues from the Omnicell Commerce Network are derived from OmniSupplier (supplier) and OmniBuyer (purchaser) arrangements. OmniSupplier contracts typically have a term of one year and the Company earns revenues through connection and transaction fees.



    OmniBuyer contracts have terms that range from 6 to 12 months and the Company earns revenues through monthly subscription fees.



    Revenues from the Omnicell Commerce Network were initially recognized in the three-month period ended March 31, 2000. Such revenues were not significant and are included in service revenues.


  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company has determined the estimated fair value of financial instruments. The amounts reported for cash and cash equivalents, accounts receivable, accounts payable, notes payable, and accrued expenses approximate fair value because of their short maturities. Short-term investments are reported at their estimated fair value based on quoted market prices of comparable instruments.

  CASH EQUIVALENTS

    The Company considers all highly liquid debt instruments with original maturities of 90 days or less to be cash equivalents.

  CONCENTRATIONS OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, investments, and accounts receivable. Cash equivalents consist primarily of money market funds and commercial debt securities and are held primarily with two financial institutions. By policy, the Company limits the amounts invested in any type of instrument for investments other than U.S. government treasury instruments. The Company places its investments for safekeeping with an insured creditworthy financial institution.

    The Company leases and sells its products primarily to hospitals and other health care facilities throughout the United States. The majority of leases originated by the Company are sold to unaffiliated finance companies (see
Note 3). To date, the Company has had no significant credit losses.

    One customer accounted for 19.7% and 20.5% of revenues in 1997 and 1998, respectively. No one customer accounted for over 10.0% of revenues in 1999.

    Three customers accounted for 15.4%, 12.9% and 10.6% of accounts receivable at December 31, 1998. One customer accounted for 11.0% of accounts receivable in 1999.

                                  OMNICELL.COM

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  SHORT-TERM INVESTMENTS

    Short-term investments consist primarily of highly liquid debt instruments purchased with original maturities of greater than 90 days and are stated at fair value. The Company classifies these securities as available-for-sale. The differences between amortized cost and fair value, representing unrealized holding gains or losses, are recorded as a separate component of stockholders' equity until realized. Any gains and losses on the sale of short-term investments are determined on a specific identification method, and such gains and losses are reflected as a component of net interest income (expense). The Company has not experienced any significant gains or losses on its investments to date.

  INVENTORIES

    Inventories are stated at the lower of cost (utilizing standard costs, which approximate the first-in, first-out method) or market. The Company routinely assesses its on-hand inventory for timely identification and measurement of obsolete, slow-moving, or otherwise impaired inventory.

  PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, generally three to five years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements, generally four to seven years.

  RESEARCH AND DEVELOPMENT EXPENSES

    Research and development expenses are charged to operations as incurred. In connection with the Company's automation systems product development efforts, the Company develops software applications that are integral to the operation of the product. The costs to develop such software applications have not been capitalized, as the software development process is completed concurrently with the establishment of technological feasibility and/or development of the related hardware.

  ADVERTISING EXPENSES

    The Company expenses the costs of advertising as incurred. Advertising expenses for the years ended December 31, 1997, 1998 and 1999 were approximately $185,000, $11,000 and $628,000, respectively.


  INTEGRATION EXPENSES



    Integration expenses relate to expenses incurred to integrate Sure-Med into the Omnicell.com operations. These expenses include charges for severance expense, travel, training and relocation expenses.

                                  OMNICELL.COM

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  STOCK-BASED COMPENSATION

    Under Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company accounts for stock-based awards to employees using the intrinsic value method established by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB
25). Thus, no compensation expense is recognized for options granted with exercise prices equal to the fair value of the Company's common stock on the date of grant.

  INCOME TAXES

    The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." This statement prescribes the use of the liability method whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

  COMPREHENSIVE INCOME

    In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in financial statements. The only items of other comprehensive income (loss) that the Company currently reports are unrealized gains (losses) on short-term investments, which are included in other accumulated comprehensive income (loss) in the consolidated statements of redeemable convertible preferred stock and stockholders' equity (net capital deficiency).

  SEGMENT REPORTING

    The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 requires the use of a management approach in identifying segments of an enterprise. The adoption of FAS 131 did not affect consolidated results of operations or financial position. See Note 15.

  NET INCOME (LOSS) PER SHARE


    Basic net income (loss) per share is computed by dividing the net income
(loss) available to common stockholders for the period by weighted average number of common shares outstanding during the period, less shares subject to repurchase. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. Potentially dilutive securities composed of incremental common shares issuable upon the exercise of stock options and warrants, and common shares issuable on conversion of preferred stock, were excluded from historical diluted loss per share for the years ended December 31, 1997 and 1999 and the three months ended March 31, 1999 and 2000 because of their anti-dilutive effect.

                                  OMNICELL.COM

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Under the provisions of SAB No. 98, common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration.


    In accordance with SFAS No. 128, "Earnings Per Share," and Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 98, pro forma net loss per share has been computed as described above and also gives effect to common equivalent shares arising from redeemable convertible preferred stock and convertible preferred stock that will automatically convert upon the closing of the initial public offering contemplated by this prospectus using the if-converted method from the original date of issuance.

                                  OMNICELL.COM

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    The calculation of historical and pro forma basic and diluted net income
(loss) per common share is as follows:



                                                                                                  THREE
                                                                                              MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,            MARCH 31,
                                                          ------------------------------   -------------------
                                                            1997       1998       1999       1999       2000
                                                          --------   --------   --------   --------   --------
                                                            (IN THOUSANDS, EXCEPT PER          (UNAUDITED)
                                                                  SHARE AMOUNTS)
HISTORICAL:
  Basic:
    Net income (loss)...................................  $(9,826)   $   525    $(31,391)  $(2,798)   $(6,845)
    Preferred stock accretion...........................      (22)       (22)         --        --         --
                                                          -------    -------    --------   -------    -------
    Net income (loss) available to common
     stockholders.......................................  $(9,848)   $   503    $(31,391)  $(2,798)   $(6,845)
                                                          =======    =======    ========   =======    =======
    Weighted average shares of common stock
     outstanding........................................    1,176      1,318       1,477     1,392      1,694
    Less: Weighted average shares subject to
     repurchase.........................................       33         16           6        11         13
                                                          -------    -------    --------   -------    -------
    Weighted average shares outstanding--
     basic..............................................    1,144      1,302       1,471     1,381      1,681
                                                          =======    =======    ========   =======    =======
    Net income (loss) per common share..................  $ (8.61)   $  0.39    $ (21.34)  $ (2.03)   $ (4.07)
                                                          =======    =======    ========   =======    =======

  Diluted:
    Net income (loss) available to common
     stockholders.......................................  $(9,848)   $   503    $(31,391)  $(2,798)   $(6,845)
                                                          =======    =======    ========   =======    =======
    Weighted average shares outstanding--
     basic..............................................    1,144      1,302       1,471     1,381      1,681
    Weighted average number of common shares issuable
     upon the conversion of dilutive preferred shares...       --      8,528          --        --         --
    Effect of dilutive securities--stock options........       --      1,183          --        --         --
                                                          -------    -------    --------   -------    -------
    Diluted weighted average number of shares
     outstanding........................................    1,144     11,013       1,471     1,381      1,681
                                                          =======    =======    ========   =======    =======
    Net income (loss) per common share..................  $ (8.61)   $  0.05    $ (21.34)  $ (2.03)   $ (4.07)
                                                          =======    =======    ========   =======    =======

PRO FORMA BASIC AND DILUTED:
  Net loss..............................................                        $(31,391)             $(6,845)
                                                                                ========              =======
  Shares used above.....................................                           1,471                1,681
  Adjustment to reflect the weighted average offset of
   the assumed conversion of the convertible note
   payable, the redeemable convertible preferred stock
   and convertible preferred stock......................                           8,405                9,939
                                                                                --------              -------
  Weighted average shares used in computing pro forma
   basic and diluted net loss per share.................                           9,876               11,621
                                                                                ========              =======
  Pro forma basic and diluted net loss per common
   share................................................                        $  (3.18)             $ (0.59)
                                                                                ========              =======

                                  OMNICELL.COM

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    The total number of shares excluded from the calculations of diluted net loss per share for the years ended December 31, 1997 and 1999, prior to application of the treasury stock method for stock options, was 549,917 and 633,602, respectively. The total number of shares excluded from the calculations of diluted net loss per share for the three months ended March 31, 1998 and 1999, prior to application of the treasury stock method for stock options, was 2,640,946 and 3,420,519, respectively. Such securities, had they been dilutive, would have been included in the computation of diluted net loss per share.


  UNAUDITED PRO FORMA LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
    STOCKHOLDERS' EQUITY


    The unaudited pro forma liabilities, redeemable convertible preferred stock and stockholders' equity information at March 31, 2000 reflects the assumed conversion of the convertible note payable, the redeemable convertible preferred stock and convertible preferred stock upon completion of the offering by this prospectus.


  RECENTLY ISSUED ACCOUNTING STANDARDS


    In March 2000, the Emerging Issues Task Force (EITF) issued Issue No. 00-2, "Accounting for Web Site Development Costs." This EITF sets forth guidance on whether to capitalize or expense certain development costs. The Company has adopted EITF 00-2 effective January 1, 2000 and capitalized $160,000 of web site development costs in the three months ended March 31, 2000.



    In March 2000, the EITF issued Issue No. 00-3, "Application of AICPA Statement of Position 97-2, Software Revenue Recognition, to Arrangements that Include the Right to Use Software Stored on Another Entity's Hardware." This EITF concludes that a software element covered by SOP 97-2 is only present in a hosting arrangement if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party to host the software. Because the Omnicell Commerce Network agreements do not allow for the customer to take possession of the software, this EITF is not expected to have a significant effect on the Company's results of operations or financial condition.



    On March 31, 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," an interpretation of APB Opinion No. 25. The Interpretation clarifies guidance for certain issues that arose in the application of APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Interpretation is applied prospectively to all new awards, modifications to outstanding awards, and changes in employee status after July 1, 2000, with the exception of the definition of employee and stock option repricings as to which the effective date is December 15, 1998. Management believes that this Interpretation will not have a significant effect on the Company's results of operations or financial condition.


    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137, which is effective for years beginning after

                                  OMNICELL.COM

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
June 15, 2000. SFAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS 133 will be effective for the Company's financial statements for the year ended December 31, 2001. Management believes that this statement will not have a significant effect on the Company's results of operations or financial condition.


    In December 1999, the Securities and Exchange Commission issued SAB No. 101, "Revenue Recognition in Financial Statements." SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The Company has adopted SAB 101 for all periods presented.


    In March 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 requires companies to capitalize certain qualifying computer software costs that are incurred during the application development stage and amortize them over the software's estimated useful life. The Company adopted SOP 98-1 effective January 1, 1999. The adoption of SOP 98-1 did not have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

    In April 1998, the AICPA issued SOP 98-5, "Reporting the Costs of Start-Up Activities" (SOP 98-5). SOP 98-5 is effective beginning on January 1, 1999 and requires that start-up costs capitalized prior to January 1, 1999 be written off and any future start-up costs be expensed as incurred. The adoption of SOP 98-5 did not have a material impact on the Company's financial position, results of operations, or cash flows.

NOTE 2.  SURE-MED ACQUISITION


    Effective January 29, 1999, the Company acquired substantially all of the assets together with certain specified liabilities and obligations of the Sure-Med business activity (Sure-Med) of Baxter Healthcare Corporation (Baxter) in a transaction accounted for as a purchase. Baxter designed, marketed and sold Sure-Med pharmacy automation systems to hospitals and other health care facilities. The consolidated financial statements include the operating results of Sure-Med from the date of acquisition. Pro forma results of operations, as if the transaction had occurred on January 1, 1999, are not presented as they would not be materially different than actual 1999 results.



    The original purchase price of $15.1 million consisted of a cash payment of $2.0 million to Baxter, a promissory note of $12.7 million, and $400,000 of related acquisition expenses. Subsequent to the acquisition, the Company sold to Baxter the right to collect trade receivables related to shipments of Sure-Med product made prior to the January 29, 1999 acquisition date for $4.8 million. Payment on this transaction was made via a reduction in the note payable to Baxter. In December 1999, the Company received $1.6 million from Baxter in connection with final agreement between the two parties. For each of these items, the purchase price was adjusted downward. The Company is obligated to repay the principal amount of the promissory note in 12 quarterly installments, commencing on March 31, 2001. The promissory note bears interest at a rate of 8.0% through January 31, 2001 and thereafter

                                  OMNICELL.COM

NOTE 2.  SURE-MED ACQUISITION (CONTINUED)
at a rate of 13.0%. Interest is payable quarterly, commencing on March 31, 1999. Upon the sale or issuance by Omnicell.com of any shares of capital stock, excluding sales or issuances of common stock or options under the Company's stock option and stock purchase plans and private placements in any single year not exceeding 10.0% of its outstanding paid-in capital, the Company is required to prepay the outstanding principal amount of the promissory note plus accrued interest to the extent of 50.0% of the net proceeds of such equity issuance. There is an exception that allows up to $30 million of financing raised during 2000 to be excluded as long as 50% of the proceeds shall be applied to redeeming the Series J preferred stock.

    The purchase price consideration was allocated to the acquired assets and assumed liabilities based on fair values as follows (in thousands):


Inventories.................................................  $16,098
Property and equipment......................................      720
Other assets, primarily residual value of leased systems....    1,466
Liabilities.................................................   (9,618)
                                                              -------
Total purchase consideration................................  $ 8,666
                                                              =======



    In the fourth quarter of 1999, the Company recorded a write off of $0.9 million for Sure-Med fixed assets due to abandonment of leasehold improvements and other assets acquired as part of the product line acquisition. In the fourth quarter of 1999, after sales of Sure-Med systems were determined to be substantially below original forecasts, the Company recorded a $9.7 million charge to cost of revenues to reflect a writedown of Sure-Med product line inventory to estimated net realizable value. In 1999, the Company also recorded $785,000 of integration expenses associated with the integration of the Company and Sure-Med engineering efforts, product lines, and marketing efforts.



    The Sure-Med acquisition was entered into with the expectation that significant sales would be generated in 1999 and 2000. The actual sales for 1999 were dramatically below the levels anticipated in the Company's forecasts. The Company was confronted with solving several issues regarding Sure-Med product. With the acquisition, issues of product integration arose which slowed the sales force's ability to effectively sell the new product. The Company anticipates that Sure-Med sales will continue to decline.


NOTE 3.  LEASING ARRANGEMENTS

    In addition to direct sales, the Company leases its systems to customers under sales-type leases, which generally have terms of five years. The Company has entered into agreements with four finance companies whereby, concurrent with the customer lease transaction, lease receivables are sold to the finance companies. Under these agreements, the Company is subject to recourse only in the event of the Company's breach or nonperformance.

    In 1997, 1998 and 1999, net sales-type lease receivables sold under these agreements totaled approximately $13.1 million, $11.7 million and $22.3 million, respectively. The Company records revenue at an amount equal to the cash to be received from the leasing company, which is equivalent to the net present value of the lease streams, utilizing the

                                  OMNICELL.COM

NOTE 3.  LEASING ARRANGEMENTS (CONTINUED)
implicit interest rate under its funding agreements. At December 31, 1998 and 1999, accounts receivable included approximately $1.0 million and $2.7 million, respectively, due from the finance companies for lease receivables sold.

NOTE 4.  SHORT-TERM INVESTMENTS

    Short-term investments consist of the following (in thousands):

                                           AMORTIZED   UNREALIZED GAIN
                                             COST          (LOSS)        FAIR VALUE
                                           ---------   ---------------   ----------
December 31, 1998:
  Certificates of deposits...............   $ 7,000       $      --        $ 7,000
  U.S. commercial debt securities........     3,505              (2)         3,503
                                            -------       ---------        -------
                                            $10,505       $      (2)       $10,503
                                            =======       =========        =======

December 31, 1999:
  Certificates of deposits...............   $ 2,000       $      --        $ 2,000
  U.S. commercial debt securities........     2,150               2          2,152
                                            -------       ---------        -------
                                            $ 4,150       $       2        $ 4,152
                                            =======       =========        =======

    All short-term investments at December 31, 1999 mature in 2000.

NOTE 5.  INVENTORIES

    Inventories consist of the following (in thousands):


                                                         DECEMBER 31,
                                                      -------------------    MARCH 31,
                                                        1998       1999        2000
                                                      --------   --------   -----------
                                                                            (UNAUDITED)
Raw materials.......................................   $2,354     $3,495      $3,776
Work-in-process.....................................      435        565         138
Finished goods......................................    2,000      3,540       2,109
                                                       ------     ------      ------
  Total.............................................   $4,789     $7,600      $6,023
                                                       ======     ======      ======

                                  OMNICELL.COM

NOTE 6.  PROPERTY AND EQUIPMENT

    Property and equipment consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Equipment...................................................  $ 5,107    $ 7,382
Furniture and fixtures......................................      542        930
Leasehold improvements......................................      829      1,120
Purchased software..........................................       --      3,233
                                                              -------    -------
                                                                6,478     12,665
Accumulated depreciation and amortization...................   (3,648)    (5,632)
                                                              -------    -------
Property and equipment, net.................................  $ 2,830    $ 7,033
                                                              =======    =======

    No equipment was leased under capital leases at December 31, 1998 and 1999.


    In August 1999, the Company completed a software license transaction with a leading provider of business-to-business e-commerce software solutions. Purchased software consists primarily of this software licensed on a perpetual basis to enable the use of the Omnicell Commerce Network. Maintenance and support will be provided by the licensor at contractual annual rates. The Company will share with the licensor a portion of the transaction fees collected, if any, from product manufacturers when purchases are made from healthcare suppliers on the Omnicell Commerce Network.


NOTE 7.  OTHER ASSETS

    Included in other assets at December 31, 1997 is a $500,000, 8.5% note receivable from a corporation in the development stage, which is due in September 2000. The note receivable was automatically convertible to equity of the corporation upon the closing of that entity's next financing of at least $1,000,000 or upon default of payment, based on the unpaid principal balance and accrued interest divided by the fair value price per share. In December 1998, upon the closing of a financing by the corporation, the note was converted into 13,052 shares of its Series D convertible preferred stock. At December 31, 1999, the Company determined that there was a permanent decline in the fair value of this asset and it wrote off the entire investment, including accrued interest, amounting to $550,000.

NOTE 8.  ACCRUED LIABILITIES

    Accrued liabilities consist of the following (in thousands):


                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Accrued compensation and related benefits...................   $1,989    $ 2,225
Accrued license fees........................................       --      2,523
Accrued upgrade costs.......................................       --      3,960
Other accrued liabilities...................................    6,559      7,757
                                                               ------    -------
                                                               $8,548    $16,465
                                                               ======    =======

                                  OMNICELL.COM

NOTE 9.  LONG TERM NOTES PAYABLE


    In October 1999, the Company executed a convertible promissory note with a private party for $350,000 with interest accruing at 6.02%. No interest payments are due until October 1, 2004, the maturity date of the note. If the Company closes an initial public offering of its common stock, the note shall automatically convert to an equivalent number of shares of the Company's common stock at the initial public offering price per share.


    In connection with the Company's facilities lease, the landlord has advanced $200,000 to the Company for leasehold improvements. The Company has agreed to repay this advance in monthly installments of $4,249. This borrowing arrangement commenced on July 1, 1999, ends June 30, 2004, and bears interest at 10% per annum.

    Scheduled debt repayments under the convertible promissory note, facilities lease advance and Baxter promissory note (Note 2) are as follows:

2000........................................................  $   60
2001........................................................   2,678
2002........................................................   2,678
2003........................................................   2,678
2004........................................................     370

NOTE 10.  CREDIT FACILITY

    In March 1999, the Company entered into a credit facility with a bank, providing the Company with advances under a revolving loan in an aggregate amount not to exceed the lesser of $10.0 million or 75.0% of eligible accounts receivable, as defined. Amounts borrowed under the credit facility may be repaid at any time with all outstanding advances due on September 26, 2000. Interest, payable monthly, is at a rate equal to one and one-half percentage points above the bank's prime rate (10.0% on December 31, 1999). At December 31, 1999, the Company was not in compliance with certain financial covenants and no amounts were outstanding or available under this credit facility.


    In January 2000, the Company replaced its previous line of credit with a new credit facility. This facility provides the Company with up to $10.0 million of advances or 75% of eligible receivables, as defined, and expires on January 27, 2001. This line of credit bears interest at the prime rate plus 2.25%. The Company has pledged certain intangible property as collateral for this line of credit. This line of credit requires the Company to comply with a tangible net deficit financial covenant and other specified non-financial covenants. At
March 31, 2000, the Company had no borrowings under this credit facility, but was in compliance with its covenants.


NOTE 11.  LEASE COMMITMENTS

    The Company leases its Palo Alto, California and Waukegan, Illinois offices and manufacturing facilities under noncancelable operating leases. The leases expire beginning January, 2002 through June, 2006. The Company has an option to renew the Palo Alto

                                  OMNICELL.COM

NOTE 11.  LEASE COMMITMENTS (CONTINUED)
facilities leases for an additional five years. Rent expense for all operating leases was $631,000 (net of sublease income of $140,000), $728,000 (net of sublease income of $64,000) and $1,629,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

    At December 31, 1999, future minimum annual lease payments, net of aggregate future minimum receipts from sublease, were as follows (in thousands):

                                                              OPERATING
                                                               LEASES
                                                              ---------
2000........................................................   $1,848
2001........................................................    1,946
2002........................................................    2,009
2003........................................................    2,090
2004........................................................    1,522
Thereafter..................................................      451
                                                               ------
  Total minimum lease payments..............................   $9,866
                                                               ======

NOTE 12.  REDEEMABLE CONVERTIBLE PREFERRED STOCK

    In June 1996, the Company issued 1,802,000 shares of nonvoting Series I redeemable convertible preferred stock for $25,227,000 (net of issuance costs of approximately $60,000) and authorized an equal number of voting shares of Series J redeemable convertible preferred stock. The Series I redeemable convertible preferred stock was converted into Series J redeemable convertible preferred stock on a one-for-one basis in 1996.

    At any time after December 31, 1998, the holders of the Series J redeemable convertible preferred stock were entitled to require the Company to redeem for cash the outstanding shares over two- and-one-half years at a per share price equal to the original issue price (subject to adjustment for events of dilution) plus interest at 9.5% per annum (accruing beginning on March 8, 1999).

    On January 7, 1999, the holder of all Series J shares notified the Company of its intent to exercise its redemption right.


    In March, June, and December 1999, the Company's Series J redeemable convertible preferred stockholder redeemed a total of 720,800 shares (or 450,000 shares of common stock as converted per the 0.625 for 1 reverse stock split) of the preferred stock for approximately $10.2 million. In lieu of cash payment to the stockholder, the Company reduced approximately $5.1 million in trade receivables owed to it by the stockholder. The Company also reduced its Series J stockholder trade receivable by approximately $692,000 in lieu of cash payment for interest. At December 31, 1999, the Company is obligated to redeem the remaining Series J stock in six future installments over the next eighteen months.


    Significant terms of the Series J redeemable convertible preferred stock are as follows:


    - Conversion of the Series J preferred stock is automatic upon completion of an initial public offering. In addition to adjustments for events of dilution, if the Company completes an initial public offering at a price qreater than $11.23 per share and less than $13.47 per share, the conversion price of the Series J preferred stock will be adjusted to $17.72 per share from the original purchase price of $22.4523 (as converted per the 0.625 reverse stock split). If the offering price is less than $11.23 per share the conversion price of the Series J preferred stock will be adjusted to $16.8370 per share.

                                  OMNICELL.COM

NOTE 12.  REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)

    - Series J preferred stock has voting rights equivalent to the number of shares of common stock into which it is convertible.

    - Dividends may be declared at the discretion of the Board of Directors and are noncumulative. To the extent declared, dividends of $1.12 per share, per annum for Series J preferred stock must be paid prior to any dividends on any other preferred stock or common stock. No such dividends have been declared or paid.

    - In the event of liquidation, dissolution, or winding up of the Company, prior to any other preferred stockholders, Series J stockholders shall receive $14.03 per share plus all declared but unpaid dividends. Upon completion of this distribution, the holders of the common stock will receive a pro rata distribution of any remaining assets of the Company. At December 31, 1999, the aggregate liquidation preference for redeemable convertible preferred stock was $15,166,000.

NOTE 13.  STOCKHOLDERS' EQUITY

  CONVERTIBLE PREFERRED STOCK


    At December 31, 1998 and 1999, convertible preferred stock consisted of the following (in thousands, net of issuance costs):


                                               SHARES
                                             DESIGNATED   OUTSTANDING    AMOUNT
                                             ----------   -----------   --------
Series A...................................       480          480      $   120
Series B...................................       321          321          120
Series C...................................     1,700        1,700        1,014
Series D...................................     1,328        1,310        1,412
Series E...................................     1,966        1,965        6,458
Series F...................................     2,000        1,948       11,527
Series G...................................     1,000           --           --
Series H...................................     4,000        3,804       13,203
                                               ------       ------      -------
  Total....................................    12,795       11,528      $33,854
                                               ======       ======      =======

    Significant terms of the convertible preferred stock are as follows:

    - Each share of Series A, B, C, D, E, G, and H is convertible into one share of common stock, and each share of Series F preferred stock is convertible into 1.107 shares of common stock (subject to adjustment for events of dilution). Each share will automatically convert upon an underwritten public offering of common stock meeting specified criteria.

    - Each share of convertible preferred stock has voting rights equivalent to the number of shares of common stock into which it is convertible. The holders of Series E preferred stock, voting together as a class, are entitled to elect one director of the Company. The holders of Series H preferred stock, voting as a class, are also entitled to elect one director of the Company.

                                  OMNICELL.COM

NOTE 13.  STOCKHOLDERS' EQUITY (CONTINUED)
    - Dividends may be declared at the discretion of the Board of Directors and are noncumulative. To the extent declared, dividends of $0.02, $0.03, $0.048, $0.085, $0.265, $0.49, $0.49, and $0.29 per share, per annum for
      Series A, B, C, D, E, F, G, and H preferred stock, respectively, must be paid prior to any dividends on common stock. No such dividends have been declared or paid.


    - In the event of liquidation, dissolution, or winding up of the Company, Series A, B, C, D, E, F, G, and H stockholders shall receive, after required distributions to the redeemable convertible preferred stockholders, $0.25, $0.375, $0.60, $1.085, $3.30, $6.15, $6.15 and $3.68
      per share, respectively, plus all declared but unpaid dividends. Upon completion of this distribution, the holders of the common stock will receive a pro rata distribution of any remaining assets of the Company. At December 31, 1999, the aggregate liquidation preference for preferred stock was $35.1 million.



  SERIES K PREFERRED STOCK



    During the first quarter of 2000, the Company designated and issued 3,010,528 shares of Series K convertible preferred stock at a price of $9.50 per share (or 1,881,580 shares of common stock as converted per the 0.625 for 1 reverse stock split at a price of $15.20 per share) subject to adjustment for events of dilution as described below. Net proceeds were approximately $28.6 million. The attributes of the Series K convertible preferred stock are similar to the Company's other series of outstanding convertible preferred stock.



    Conversion of the Series K convertible preferred stock is automatic upon completion of an initial public offering in excess of $10 million at an offering price of not less than $11.78 per share. If the Company completes an initial public offering prior to January 2001 at a price less than $33.78 per share, the conversion price of the Series K convertible preferred stock will adjust to 45% of the initial public offering price, but in no event will it adjust to less than $8.00 per share. This means that if this offering is completed at a price less than $17.78 per share, the resulting conversion price of the Series K convertible preferred stock will be $8.00 per share, and a total of 3,575,000 shares of common stock will be issued on conversion of such preferred stock.



    In connection with the issuance of the Series K convertible preferred stock, the Company has calculated $8,580,000 of contingent preferred stock accretion to reflect the value of the Series K embedded beneficial conversion feature. This amount will be recognized as an increase to accumulated deficit with a corresponding credit to preferred stock and will be recognized in earnings as a non-cash charge (preferred stock accretion) upon completion of the proposed initial public offering of common stock.


  CONVERTIBLE PREFERRED STOCK WARRANTS


    In connection with a capital lease financing in 1994, the Company issued a warrant to purchase 18,434 shares of Series D preferred stock at an exercise price of $1.09 per share (or 11,521 shares as converted for the 0.625 to 1 reverse stock split at a price of $1.74 per share). The warrant expires the later of three years from the effective date of an initial public offering of the Company's common stock or in 2000. The value of the warrant was immaterial.

                                  OMNICELL.COM

NOTE 13.  STOCKHOLDERS' EQUITY (CONTINUED)

    In connection with capital lease financings in 1995, the Company issued warrants to purchase 8,130, 11,382, and 67,934 shares of Series F, G, and H preferred stock at $6.15, $6.15, and $3.68 per share, respectively (or 5,081, 7,113 and 42,121 shares of common stock as converted per the 0.625 to 1 reverse stock split at prices of $9.84, $9.84 and $5.89 per share, respectively). The Series F and H warrants expire the later of three years from the effective date of an initial public offering of the Company's common stock or in 2002. The Series G warrant expires the later of five years from the effective date of an initial public offering of the Company's common stock or in 2005. The estimated value of these warrants remaining after amortization was expensed in June 1996 when the repayments were made for the borrowings.


  COMMON STOCK


    At December 31, 1999, 6,200 shares of common stock are subject to repurchase by the Company at the original issuance price. These repurchase rights generally expire ratably over periods of three to five years.


  STOCK OPTION PLANS


    The Company has reserved 5,256,250 shares of common stock for issuance under its 1992 Incentive Stock Plan, 1995 Management Option Plan, and 1999 Equity Incentive Plan (the Plans). Under the Plans, incentive and nonqualified stock options or rights to purchase common stock may be granted to employees, directors, and consultants. Incentive options, nonqualified options, and stock purchase rights must be priced to be at least 100%, 85%, and 85%, respectively, of the common stock's fair value at the date of grant as determined by the Board of Directors. Options shall become exercisable as determined by the Board of Directors. Sales of stock under stock purchase rights are made pursuant to restricted stock purchase agreements.



    In September 1999, the Board of Directors adopted the 1999 Equity Incentive Plan (Incentive Plan) for granting of incentive and nonqualified stock options and rights to purchase common stock to employees, directors, and consultants. Under the Incentive Plan, 1,875,000 shares of common stock are authorized for issuance. Further, all unissued stock under the Company's 1992 Incentive Stock Plan and 1995 Management Stock Option Plan are added to the 1,875,000 shares reserved.

                                  OMNICELL.COM

NOTE 13.  STOCKHOLDERS' EQUITY (CONTINUED)
    A summary of stock option activity under the Plans follows (shares in thousands):


                                                  NUMBER OF   WEIGHTED AVERAGE
                                                   SHARES      EXERCISE PRICE
                                                  ---------   ----------------
Outstanding at December 31, 1996................    2,047          $ 2.88
  Granted.......................................      413           10.40
  Exercised.....................................     (138)            .99
  Canceled......................................     (128)           5.22
                                                    -----

Outstanding at December 31, 1997................    2,194            4.27
  Granted.......................................      454           10.40
  Exercised.....................................      (49)           2.75
  Canceled......................................     (110)           8.67
                                                    -----

Outstanding at December 31, 1998................    2,489            5.23
  Granted.......................................    1,203           10.40
  Exercised.....................................     (205)           1.12
  Canceled......................................     (142)           9.89
                                                    -----

Outstanding at December 31, 1999................    3,345          $ 7.10
                                                    =====



    Subsequent to December 31, 1999, the Company issued options to employees to purchase 294,075 shares of its common stock at $10.40 per share.


    Additional information regarding options outstanding as of December 31, 1999 is as follows (shares in thousands):


                                                  WEIGHTED
                                                  AVERAGE
                                                 REMAINING        WEIGHTED                       WEIGHTED
                                    NUMBER      CONTRACTUAL       AVERAGE         NUMBER         AVERAGE
RANGE OF EXERCISE PRICE           OUTSTANDING   LIFE (YEARS)   EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
-----------------------           -----------   ------------   --------------   -----------   --------------
$0.03 - $0.50..................        515           3.89          $ .24             515          $ .24
$0.75 - $2.00..................        461           5.34           1.28             426           1.26
$4.00 - $4.00..................        405           6.29           6.40             242           6.40
$6.50 - $6.50..................      1,964           8.70          10.40             444          10.40
                                     -----                                         -----
                                     3,345                                         1,627
                                     =====                                         =====



    At December 31, 1999, there were 1,280,000 shares available for future grant under the Plans, and options to purchase 1,626,875 shares were exercisable. Upon the exercise of certain exercisable options, the Company would have the right to repurchase 6,200 shares at the original issuance price. Such a right generally expires over three to five years.


    In connection with the grant of certain stock options in December 1995, the Company recorded deferred compensation of $62,000 for the difference between the deemed fair value for accounting purposes and the option price. At December 31, 1999, the deferred compensation has been fully amortized. Such deferred compensation is presented as a reduction to stockholders' equity.

                                  OMNICELL.COM

NOTE 13.  STOCKHOLDERS' EQUITY (CONTINUED)
    As discussed in Note 1, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with APB 25 and its related interpretations. Accordingly, compensation expense has not been recognized in the consolidated financial statements for employee stock arrangements except for the difference between the deemed fair value for accounting purposes and the exercise price of certain stock options as noted above.


    For the year ended December 31, 1999 and the three months ended March 31, 2000, the Company issued options to independent contractors to purchase 2,750 and 625 shares of common stock, respectively. The value of the options, using the Black-Scholes option pricing model, was not significant.



    For the three months ended March 31, 2000, the Company recorded compensation expense of approximately $728,000 in connection with granting certain former employees extended periods (beyond the period specified by the Plans) to exercise their stock options upon termination of employment.


    SFAS 123 requires the disclosure of pro forma net loss had the Company adopted the fair value method as of the beginning of 1995. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affects the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with risk-free interest rates of 6.17%, 5.42% and 5.38% in 1997, 1998 and 1999, respectively, and no dividends during the expected term. The Company's calculations are based on a multiple-option valuation approach, and forfeitures are recognized as they occur.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands):


                                                            YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                           1997       1998       1999
                                                         --------   --------   --------
Pro forma net income (loss)............................  $(10,233)   $  (12)   $(32,199)
Pro forma net income (loss) per common share:
  Basic................................................  $  (8.94)   $(0.01)   $ (21.89)
  Diluted..............................................  $  (8.94)   $(0.01)   $ (21.89)


    The impact of outstanding nonvested stock options granted prior to 1995 has been excluded from the pro forma calculations; accordingly, the 1999 and 1998 pro forma adjustments are not indicative of future period pro forma adjustments when the calculation will apply to all applicable stock options.

                                  OMNICELL.COM

NOTE 13.  STOCKHOLDERS' EQUITY (CONTINUED)
  1997 EMPLOYEE STOCK PURCHASE PLAN


    The Company has an Employee Stock Purchase Plan under which employees can purchase shares of the Company's common stock based on a percentage of their compensation, but not greater than 15% of their earnings, up to a maximum of $25,000 of fair value per year. The purchase price per share must be equal to the lower of 85% of the fair value of the common stock at the beginning or end of the six-month offering period. A total of 468,750 shares of common stock are reserved for issuance under the plan. As of December 31, 1999, 254,000 shares had been issued under this plan.



    On September 1, 1999, the Board of Directors amended the 1997 Employee Stock Purchase Plan (Purchase Plan) to become effective simultaneously with the effectiveness of the Company's initial public offering. Under the amended Purchase Plan, 468,750 shares of common stock are authorized for issuance. As amended, eligible employees may purchase stock at 85% of the lower of closing prices for the common stock at the beginning of a twenty-four month offering period or the end of each six-month purchase period.


    At December 31, 1999, the Company has reserved shares of common stock for issuance as follows (in thousands):


Conversion of outstanding convertible preferred stock.......   7,205
Issuance under the Plans....................................   4,625
Employee stock purchase plan................................     310
Convertible preferred stock warrants........................      66
                                                              ------
Total.......................................................  12,206
                                                              ======


NOTE 14.  INCOME TAXES

    The provision for income taxes consists of the following (in thousands):

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                         ------------------------------
                                                           1997       1998       1999
                                                         --------   --------   --------
Current provision:
  Federal..............................................    $120       $105       $ --
  State................................................      66         50        150
  Foreign..............................................      15         30         --
                                                           ----       ----       ----
Total current provision................................    $201       $185       $150
                                                           ====       ====       ====

                                  OMNICELL.COM

NOTE 14.  INCOME TAXES (CONTINUED)
    The difference between the provision for income taxes and the amount computed by applying the Federal statutory income tax rate (35%) to income before taxes is explained below (in thousands):

                                                     YEAR ENDED DECEMBER 31,
                                                  ------------------------------
                                                    1997       1998       1999
                                                  --------   --------   --------
Tax provision (benefit) at federal statutory
  rate..........................................  $(1,215)   $ 1,563    $(9,501)
State income tax................................       66         50        150
Federal alternative minimum taxes...............      120        105         --
Foreign taxes...................................       15         30         --
Unutilized (utilized) net operating losses......    1,215     (1,563)     9,501
                                                  -------    -------    -------
Total...........................................  $   201    $   185    $   150
                                                  =======    =======    =======


    Income tax expense for the three-month periods ended March 31, 1999 and 2000 relates only to state income tax expense.


    Significant components of the Company's deferred tax assets are as follows at December 31 (in thousands):

                                                 1997       1998       1999
                                               --------   --------   --------
Deferred tax assets:
  Net operating loss carryforwards...........  $  7,500   $  5,500   $  6,000
  Tax credit carryforwards...................       500        985      1,257
  Inventory related items....................        --         --      5,746
  Reserves and accruals......................     3,943      3,784      3,960
  Deferred revenue...........................        --         --      2,357
  Capitalized research and development
   costs.....................................       320        220        476
  Depreciation and amortization..............       112        205        205
  Other, net.................................       342        498      2,298
                                               --------   --------   --------
Total deferred tax assets....................    12,717     11,192     22,299
Valuation allowance..........................   (12,717)   (11,192)   (22,299)
                                               --------   --------   --------
Net deferred tax assets......................  $     --   $     --   $     --
                                               ========   ========   ========

    The Company has established a valuation allowance equal to the net deferred tax assets due to the uncertainties regarding the realization of deferred tax assets based on the Company's lack of earnings history.

    As of December 31, 1999, the Company had a federal net operating loss carryforward of approximately $17,100,000. The federal net operating loss carryforward will expire beginning in 2008. The Company also had federal and state research and development tax credit carryforwards of approximately $670,000 and $550,000, respectively. The federal and state research and development tax credit carryforwards will expire at various dates beginning in year 2007 through 2019, if not utilized.

                                  OMNICELL.COM

NOTE 14.  INCOME TAXES (CONTINUED)
    Utilization of the net operating losses and tax credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and tax credits before utilization.

NOTE 15.  OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION


    During the first quarter of 2000, the Company changed the way that it reports information to the chief operating decision maker. The disclosures below have been revised for all periods presented to reflect this new reporting structure.


    Management of the Company has determined the operating segments based upon how the business is managed and operated. There are no significant intersegment sales or transfers and substantially all of the Company's long-lived assets are located in the United States.


    The Company reports two operating segments: Automation Systems and the Omnicell Commerce Network group. The Company's chief operating decision maker reviews information pertaining to reportable segments only to the gross profit level. Assets of the operating segments are not segregated.



    Information about reportable segment sales and gross profit are as follows:



                                                                       THREE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,            MARCH 31,
                                      ------------------------------   -------------------
                                        1997       1998       1999       1999       2000
                                      --------   --------   --------   --------   --------
                                                                           (UNAUDITED)
AUTOMATION SYSTEMS
Net sales...........................  $36,073    $48,212    $50,407    $12,052    $14,668
Gross profit (loss).................  $19,862    $30,828    $16,540    $ 7,567    $ 8,526

OMNICELL COMMERCE NETWORK GROUP
Net sales...........................  $    --    $    --    $    --    $    --    $     2
Gross profit (loss).................  $    --    $    --    $  (270)   $    --    $  (269)

NET SALES
North America.......................  $36,073    $47,709    $50,162    $12,002    $14,620
Other...............................       --        503        245         50         50
                                      -------    -------    -------    -------    -------
Consolidated net sales..............  $36,073    $48,212    $50,407    $12,052    $14,670
                                      =======    =======    =======    =======    =======


NOTE 16.  RELATED PARTY TRANSACTIONS


    The Company recorded revenues of approximately $7.1 million, $9.9 million and $5.1 million in 1997, 1998 and 1999, respectively, from a Series J redeemable convertible preferred stockholder and member of the Company's Board of Directors until August 11, 1999 (of which approximately $974,000 and $302,000 is included in accounts receivable at December 31, 1998 and 1999, respectively). Payment terms are net 45 days. Under the terms

                                  OMNICELL.COM

NOTE 16.  RELATED PARTY TRANSACTIONS (CONTINUED)
of a distribution agreement, this related party earned cash rebates of approximately $438,000 and $0 for purchases made from the Company during the years ended December 31, 1998 and 1999, respectively.

NOTE 17.  EMPLOYEE BENEFIT PLAN

    During 1994, the Company established a 401(k) tax-deferred savings plan, whereby eligible employees may contribute a percentage of their eligible compensation but not greater than 15.0% of their earnings. Company contributions are discretionary; no such Company contributions have been made since inception of the plan.

NOTE 18.  SUBSEQUENT EVENTS

    On April 19, 2000, the Company's Board of Directors took the following actions:

    - authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with the proposed initial public offering;


    - authorized the change of the Company's state of incorporation to Delaware. As part of the reincorporation, the Board of Directors authorized an increase in the number of authorized shares of common stock to 31,250,000. Upon the completion of this offering and after the conversion of all the Company's outstanding preferred stock to common stock, the Board of Directors authorized a decrease in the number of authorized shares of preferred stock to 3,125,000;



    - approved an amendment to the Company's 1999 Equity Incentive Plan to increase the number of shares reserved for issuance under such plan by 1,250,000 shares, to a total of 3,125,000. The Board of Directors also approved an automatic increase in the number of shares reserved under such plan each January 1 (beginning January 1, 2001) by the lesser of 5% of the total then outstanding shares of common stock or 1,875,000 shares, unless the Board of Directors then designates a smaller increase in the number of authorized shares; and



    - approved an amendment to the Company's 1997 Employee Stock Purchase Plan to provide for an automatic increase in the number of shares reserved under such plan each January 1 (beginning January 1, 2001) by the lesser of 1.5% of the total then outstanding shares of common stock or 468,750 shares, unless the Board of Directors then designates a smaller increase in the number of authorized shares.


  STOCK OPTION GRANTS


    Subsequent to March 31, 2000, the Company approved grants to employees for options to purchase 635,436 shares of its common stock at $10.40 per share.

                                  OMNICELL.COM

NOTE 18.  SUBSEQUENT EVENTS (CONTINUED)

  STOCK SPLIT



    On              , 2000, the Company's stockholders approved a 0.625-for-one reverse stock split on the Company's common stock. Accordingly, all common stock share and per-share data for all periods presented have been restated to reflect this event.

          REPORT OF PRICEWATERHOUSECOOPERS LLP INDEPENDENT ACCOUNTANTS


Board of Directors and Stockholders of
Baxter International Inc.

    In our opinion, the accompanying balance sheet and the related statements of operations and cash flows present fairly, in all material respects, the financial position of the Sure-Med Division of Baxter Healthcare Corporation (the Business), an indirect division of Baxter International Inc., at December 31, 1998, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Business' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


                                          /s/ PricewaterhouseCoopers LLP



PricewaterhouseCoopers LLP
Chicago, Illinois
July 30, 1999

               SURE-MED DIVISION OF BAXTER HEALTHCARE CORPORATION

              (AN INDIRECT DIVISION OF BAXTER INTERNATIONAL INC.)

                                 BALANCE SHEET


                                                               DECEMBER 31,
                                                                   1998
                                                              --------------
                                                              (IN THOUSANDS)
Current assets
  Accounts receivable, net of allowances of $278............      $11,234
  Inventories, net..........................................       17,081
                                                                  -------
    Total current assets....................................       28,315
                                                                  -------
Fixed assets, net...........................................          971
Capitalized software costs, net.............................        8,911
Other assets................................................        2,455
                                                                  -------
    Total assets............................................      $40,652
                                                                  =======
Current liabilities
  Accounts payable..........................................      $ 2,096
  Accrued liabilities.......................................        2,802
                                                                  -------
    Total current liabilities...............................        4,898
                                                                  -------
Long-term liabilities.......................................        1,923
                                                                  -------
Investment by parent........................................       33,831
                                                                  -------
    Total liabilities and Investment by Parent..............      $40,652
                                                                  =======


   The accompanying notes are an integral part of these financial statements.

               SURE-MED DIVISION OF BAXTER HEALTHCARE CORPORATION

              (AN INDIRECT DIVISION OF BAXTER INTERNATIONAL INC.)

                            STATEMENTS OF OPERATIONS


                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1997       1998
                                                              --------   --------
                                                                (IN THOUSANDS)
Net revenues................................................  $32,174    $26,211
Costs and expenses
  Cost of goods sold (including related party charges of
   $1,058 and $1,018, respectively.)........................   24,564     23,228
  Selling and marketing expenses (including related party
   charges of $1,924 and $1,901, respectively.).............   10,461      8,741
  General and administrative expenses (including related
   party charges of $1,198 and $1,143, respectively.).......    2,315      2,245
  Research and development expenses (including related party
   charges of $108 and $101, respectively.).................    1,304      1,347
                                                              -------    -------
Total costs and expenses....................................   38,644     35,561
                                                              -------    -------
Net loss....................................................  $(6,470)   $(9,350)
                                                              =======    =======


   The accompanying notes are an integral part of these financial statements.

               SURE-MED DIVISION OF BAXTER HEALTHCARE CORPORATION

              (AN INDIRECT DIVISION OF BAXTER INTERNATIONAL INC.)

                            STATEMENTS OF CASH FLOWS


                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1997       1998
                                                              --------   --------
                                                                (IN THOUSANDS)
                                                              -------------------
                                                               (BRACKETS DENOTE
                                                                CASH OUTFLOWS)
                                                               ----------------
Cash flows from operations
  Net loss..................................................  $(6,470)   $(9,350)
  Adjustments
    Depreciation and amortization...........................    1,168      1,233
    Changes in balance sheet items
      Accounts receivable, net..............................     (595)     5,711
      Inventories...........................................      458      4,044
      Other Assets..........................................     (210)      (243)
      Accounts payable......................................    2,140     (1,221)
      Accrued liabilities...................................     (411)       900
                                                              -------    -------
  Cash flows from operations................................   (3,920)     1,074
                                                              -------    -------
Cash flows from investing activities
Capitalized software costs..................................   (3,333)    (3,690)
Capital expenditures........................................     (378)      (453)
Installed base of equipment leased to customers.............     (421)      (659)
                                                              -------    -------
Cash flows from investing activities........................   (4,132)    (4,802)
                                                              -------    -------
Cash flows from financing activities
Financing from Parent.......................................    8,052      3,728
                                                              -------    -------
Cash flows from financing activities........................    8,052      3,728
                                                              -------    -------
Change in cash and equivalents..............................       --         --
                                                              -------    -------
Cash and equivalents at beginning of year...................       --         --
                                                              -------    -------
Cash and equivalents at end of year.........................  $    --    $    --
                                                              =======    =======


   The accompanying notes are an integral part of these financial statements.

               SURE-MED DIVISION OF BAXTER HEALTHCARE CORPORATION



              (AN INDIRECT DIVISION OF BAXTER INTERNATIONAL INC.)


                         NOTES TO FINANCIAL STATEMENTS

1.  NATURE OF ENTITY AND BASIS OF PRESENTATION

    The Sure-Med Division of Baxter Healthcare Corporation (the Business) is a division of Baxter Healthcare Corporation (Baxter), which is in turn a subsidiary of Baxter International Inc. (BII or Parent). The Business is principally engaged in the development, manufacturing, marketing and distribution of an automated distribution system designed to control the dispensing of narcotics, medications and supplies in both hospital and alternate site settings. The Business operates mainly in the domestic market, but does sell some of its products through related parties into certain international markets, principally Canada and Western Europe. Historically, the Business had no separate legal status. The accompanying financial statements have been prepared from the historical accounting records as if the Business had operated as a separate entity during all periods presented.

    The financial statements include all of the direct operating expenses of the Business and allocations of certain shared costs from Baxter and BII. Allocations are based on actual usage or other methods that approximate actual usage. Management believes that the allocation methods are reasonable. However, these allocations are not necessarily indicative of the costs and expenses that would have resulted if the Business had been operated as a separate entity.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  FINANCIAL STATEMENT PRESENTATION

    The preparation of the financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

  REVENUE RECOGNITION

    Revenue is recognized when products are installed and any remaining obligations of the Business are insignificant. Installation consists principally of software planning and configuration, staff training, hardware set-up and certain interfacing activities. Revenue for certain repeat sales to existing customers (i.e. where a system interface has been previously developed) is recognized upon shipment of the units to the customers as the installation effort is considered insignificant. Costs associated with installation, in these instances, are accrued upon shipment.

  CASH

    The Business has not maintained any cash accounts and all cash management activities have been performed by Baxter and BII.

  ACCOUNTS RECEIVABLE


    Accounts receivable include unbilled amount of $7,584,000 as of December 31, 1998. These unbilled amounts relate to products shipped to customers for which installation activities are substantially complete.

               SURE-MED DIVISION OF BAXTER HEALTHCARE CORPORATION



              (AN INDIRECT DIVISION OF BAXTER INTERNATIONAL INC.)


                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  INVENTORIES

                                                                  AS OF
                                                               DECEMBER 31,
                                                                   1998
                                                              --------------
                                                              (IN THOUSANDS)
Raw materials...............................................     $ 2,379
Finished products...........................................      16,280
                                                                 -------
Total gross inventories.....................................      18,659
Inventory reserves..........................................      (1,578)
                                                                 -------
Total net inventories.......................................     $17,081
                                                                 =======

    Inventories are stated at the lower of cost (first-in, first-out method) or market value. Market value for raw materials is based on replacement costs and, for finished products, on net realizable value.

  FIXED ASSETS

                                                                  AS OF
                                                               DECEMBER 31,
                                                                   1998
                                                              --------------
                                                              (IN THOUSANDS)
Computer equipment..........................................      $1,702
Machinery and equipment.....................................         756
                                                                  ------
Total fixed assets, at cost.................................       2,458
Accumulated depreciation....................................      (1,487)
                                                                  ------
Net fixed assets............................................      $  971
                                                                  ======

    Fixed assets are carried at cost less accumulated depreciation. Expenditures for repairs and maintenance are charged to expense as incurred and were not significant for 1998 or 1997. Interest costs applicable to the construction of major projects are capitalized when material.

    Depreciation is principally calculated on the straight-line method over the estimated useful lives of the related assets, which range from three to five years. Straight-line and accelerated methods of depreciation are used for income tax purposes.


    Depreciation expense was $511,000 and $411,000 in 1998 and 1997, respectively. Capitalized interest was $35,000 and $209,000 for 1998 and 1997, respectively.


  CAPITALIZED SOFTWARE COSTS

    The Business capitalizes software development costs once technological feasibility has been determined and ceases capitalization once the software is ready for its intended use as a component of the business' automated distribution products. Research and development costs

               SURE-MED DIVISION OF BAXTER HEALTHCARE CORPORATION



              (AN INDIRECT DIVISION OF BAXTER INTERNATIONAL INC.)


                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) incurred prior to technological feasibility and software maintenance costs incurred subsequent to release are expensed as incurred. Capitalized software costs are amortized on a straight-line basis over periods ranging from three to five years, depending on the estimated useful life of the software.

    The carrying values and amortizable lives of capitalized software are regularly reviewed by the Business for recoverability. At the time a determination is made that capitalized amounts are not recoverable based on estimated cash flows to be generated from the software, any remaining amounts are written down to net realizable value.

    Information related to capitalized software costs is as follows:

                                                                  AS OF
                                                               DECEMBER 31,
                                                                   1998
                                                              --------------
                                                              (IN THOUSANDS)
Beginning of year...........................................      $6,410
Capitalized costs...........................................       2,988
Amortization................................................        (487)
                                                                  ------
End of year.................................................      $8,911
                                                                  ======

    Capitalized software included approximately $8,200 of costs related to projects in development at December 31, 1998.

  LEASE ACCOUNTING


    The Business offers lease financing to its customers under the terms of its standard five-year sales type lease. Leases originated by the business result in the recognition of revenue (present value of lease payments, net of executory costs) and cost of sales (actual cost of automated distribution system), as well as the recording of unearned income (excess of gross receivable plus estimated residual value over the cost of the equipment). Consistent with the Business' revenue recognition policy and concurrent with lease initiation, all leases are automatically included in a pool of leases sold on a non-recourse basis to a third party financial institution under the terms of a rolling lease sale agreement administered by the Parent ("Lease Sale Program"). As a result of this arrangement, all leased receivable balances and associated unearned income amounts are reclassified from their original balance sheet classifications and reflected as net activity within Investment by Parent (Note 11). The Business retains all warranty obligations related to units sold under the Lease Sale Program. The amount of gross leased receivables sold under the Lease Sale Program were $19,300,000 and $17,467,000 for the years ended December 31, 1998 and 1997, respectively.

               SURE-MED DIVISION OF BAXTER HEALTHCARE CORPORATION



              (AN INDIRECT DIVISION OF BAXTER INTERNATIONAL INC.)


                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  WARRANTIES

    Estimated future warranty obligations related to products sold or leased are provided by charges to operations in the period of product sale or lease inception. The standard warranty period for products sold or leased is one year and five years, respectively. The cost of warranty obligations is contractually capitated as part of an agreement with a third party.

  SEGMENT INFORMATION

    BII adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS
No. 131) in 1998. This statement establishes standards for the reporting of information about operating segments in annual and interim financial statements. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker(s) in deciding how to allocate resources and in assessing performance. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect results of operations, financial position or the disclosure of segment information. Refer to Note 10 for the Business' segment information.

3.  TRANSACTIONS WITH RELATED PARTIES

    A portion of the operations of the Business involves transactions with subsidiaries and divisions of BII.

    A division of Baxter provides accounting, administrative and other services related to the business' sales-type leases with its customers. The Business is charged for such services at a rate which management believes approximates the market rate. As discussed in Note 2, Baxter sells substantially all of the Business' lease receivables to an independent third party.

    In addition, the corporate headquarters of BII and the divisional headquarters of Baxter provide to the Business certain other accounting, tax, and administrative services. All significant expenses relating to such services are included in the financial statements of the Business.


    The financial statements of the Business include expenses of $4,288,000 and $4,163,000 in 1998 and 1997, respectively, for services provided by related parties.


4.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

  CONCENTRATIONS OF CREDIT RISK

    In the normal course of business, the company provides credit to customers in the health-care industry, performs credit evaluations of these customers and maintains reserves for potential credit losses which, when realized, have been within the range of management's allowance for doubtful accounts.

    The carrying values of financial instruments approximate their fair values.

               SURE-MED DIVISION OF BAXTER HEALTHCARE CORPORATION



              (AN INDIRECT DIVISION OF BAXTER INTERNATIONAL INC.)


                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.  CURRENT ACCRUED LIABILITIES

                                                                  AS OF
                                                               DECEMBER 31,
                                                                   1998
                                                              --------------
                                                              (IN THOUSANDS)
Accrued installation costs..................................      $  965
Employee compensation and withholdings......................         647
Accrued dispenser liability.................................         762
Other.......................................................         428
                                                                  ------
Total.......................................................      $2,802
                                                                  ======

6.  LONG TERM ACCRUED LIABILITIES

    Long term accrued liabilities consist principally of accrued warranty cost at December 31, 1998.

7.  STOCK-BASED COMPENSATION PLANS

    Certain employees of the Business participate in stock-based compensation plans sponsored by BII. Such plans principally include fixed stock option plans and an employee stock purchase plan. BII applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized by BII for its fixed stock option plans and its stock purchase plan. These plans are the sole responsibility of BII and, accordingly, no information is presented herein.

8.  RETIREMENT AND OTHER BENEFIT PROGRAMS


    Substantially all of the employees of the Business are eligible to participate in BII's contributory defined contribution plan, non-contributory defined benefit pension plans and certain other postretirement benefit plans. These plans are the sole responsibility of BII and, accordingly, no information is presented herein related to those plans. Total expense recognized by the Business relating to these plans was $329,000 and $307,000 in 1998 and 1997, respectively.


9.  INCOME TAXES

    The results of the Business' operations are included in the consolidated tax return of BII. These financial statements do not reflect income tax expense or benefit for 1998 or 1997. As instructed by its parent, the Business calculates its taxes as if it were filing its own return. On a separate return basis, the losses incurred during those years would have given rise to net operating loss carryforwards and related deferred tax assets. Due to the uncertainty of ultimate utilization of those carryforwards on a separate-return basis, the Business would have recorded valuation allowances for the full amounts of those deferred tax assets. The tax effects of other temporary differences that give rise to deferred tax assets and liabilities at December 31, 1998 were not material.

               SURE-MED DIVISION OF BAXTER HEALTHCARE CORPORATION



              (AN INDIRECT DIVISION OF BAXTER INTERNATIONAL INC.)


                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

9.  INCOME TAXES (CONTINUED)

    The Business, on a stand-alone basis, would have a net operating loss carryforward for federal income tax purposes of approximately $34,000,000 at December 31, 1998. However, since the Business has been included in the consolidated tax filings of BII, its prior losses have been utilized in the BII consolidated tax returns. As such, should the Business actually file separate tax returns in the future, no net operating losses would be available.


10.  SEGMENT INFORMATION

    The Business operates in one segment, the pharmacy automation market, the activities and products of which are described in Note 1.

  GEOGRAPHIC INFORMATION


    The following geographic area data include net sales based on product shipment destination (in thousands).


                                                            1998       1997
                                                          --------   --------
Net Sales
United States...........................................  $25,109    $31,030
Other countries.........................................    1,102      1,144
                                                          -------    -------
Consolidated totals.....................................  $26,211    $32,174
                                                          =======    =======

11.  INVESTMENT BY PARENT


    Investment by Parent represents Baxter's ownership interest in the recorded net assets of the Business. All cash transactions with Baxter and BII are reflected in this amount. In addition, all intercompany expenses charged from the Parent are not expected to be settled and, therefore, while recorded as expenses in the appropriate period, have been considered additional contributions from the Parent. The Business has not been charged interest on any investments made by the Parent other than those amounts capitalized into fixed assets as disclosed in Note 2. A summary of the activity is as follows (in thousands):


Balance at December 31, 1997................................    40,235
Net loss....................................................    (9,350)
Leased receivable transfers, net of unearned income (Note
  2)........................................................   (15,774)
Other net intercompany activity.............................    18,720
                                                              --------
Balance at December 31, 1998................................  $ 33,831
                                                              ========

12.  SUBSEQUENT EVENTS

    In December 1998, Baxter signed an agreement to sell the Business to OmniCell.com (formerly Omnicell Technologies, Inc.) (Omnicell). In
January 1999, Baxter completed its sale of the Business to Omnicell subject to delivery of final, audited financial statements.

YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THE PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                               TABLE OF CONTENTS


                                               PAGE
                                             --------
Prospectus Summary.........................      1
Risk Factors...............................      6
Special Note Regarding Forward-Looking
  Statements...............................     20
Use of Proceeds............................     20
Dividend Policy............................     20
Capitalization.............................     21
Dilution...................................     22
Selected Consolidated Financial Data.......     23
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................     25
Business...................................     36
Management.................................     56
Related Party Transactions.................     69
Principal Stockholders.....................     71
Description of Capital Stock...............     75
Shares Eligible for Future Sale............     78
Underwriting...............................     80
Legal Matters..............................     82
Experts....................................     82
Where You Can Find More Information........     83
Index to Financial Statements..............    F-1


UNTIL              2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
THAT BUY, SELL OR TRADE IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. DEALERS ARE ALSO OBLIGATED TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

[OMNICELL.COM LOGO]

                                     SHARES

COMMON STOCK

DEUTSCHE BANC ALEX. BROWN

DONALDSON, LUFKIN & JENRETTE

BANC OF AMERICA SECURITIES LLC

U.S. BANCORP PIPER JAFFRAY

PROSPECTUS

          , 2000

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by Omnicell.com in connection with the sale of the common stock being registered. All the amounts shown are estimates except for the SEC registration fee and the NASD filing fee.


SEC registration fee........................................  $   15,180
Nasdaq National Market listing fee..........................      17,500
NASD filing fee.............................................       6,250
Printing and engraving expenses.............................     250,000
Legal fees and expenses.....................................     600,000
Accounting fees and expenses................................     350,000
Transfer agent and registrar fees...........................      50,000
Miscellaneous...............................................     111,070
                                                              ----------
Total.......................................................  $1,400,000
                                                              ==========



We intend to pay all expenses of registration, issuance and distribution.


ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

    Section 145 of the Delaware General Corporation Law (the DGCL) authorizes a court to award, or a corporation's board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

    As permitted by the DGCL, our Certificate of Incorporation, which will become effective upon the closing of this offering, includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to us or our stockholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law; (3) under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or (4) for any transaction from which the director derived an improper personal benefit.

    As permitted by the DGCL, our Certificate of Incorporation and/or our Bylaws, which will become effective upon the closing of this offering, provide that (1) we are required to indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to certain very limited exceptions;
(2) we are permitted to indemnify our other employees to the extent that we indemnify our officers and directors, unless otherwise required by law, our Certificate of Incorporation, our Bylaws or agreements; (3) we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to certain very limited exceptions; and (4) the rights conferred in our Bylaws are not exclusive.

    Prior to the closing of this offering, we intend to enter into indemnity agreements with each of our current directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our Certificate of Incorporation and our Bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of Omnicell.com regarding which indemnification is sought, nor are we aware or any threatened litigation that may result in claims for indemnification.

    With approval by the board of directors, we expect to obtain directors' and officers' liability insurance. Reference is made to the underwriting agreement contained in Exhibit 1.1 hereto, which contains provisions indemnifying our officers and directors against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

(a) The Company has issued or sold the following securities within the past three years:


    - an aggregate of 3,010,528 shares of Series K convertible preferred stock at $9.50 per share in January and March 2000 to 25 accredited investors, including 105,264 shares sold to Commerce One.



(b) As of May 31, 2000, the Company has issued:



    - an aggregate of 464,383 shares of common stock upon exercise of options under the 1992 Equity Incentive Plan;



    - an aggregate of 206,303 shares of common stock upon exercise of options under the 1995 Management Stock Option Plan;



    - an aggregate of 247,116 shares of common stock upon exercise of options under the 1997 Employee Stock Purchase Plan; and



    - an aggregate of 148,768 shares of common stock under the 1999 Equity Incentive Plan.


(c) There were no underwritten offerings employed in connection with the transaction set forth in Item 15(a).

    The issuances described in Item 15(a) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) thereof as transactions by an issuer not involving any public offering. The issuances described in Item 15(b) were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule 701. In addition, such issuances were deemed to be exempt from registration under Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends where affixed to the securities issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Registrant.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.


       EXHIBIT
       NUMBER                             DESCRIPTION OF DOCUMENT
       -------                            -----------------------
 1.1*                   Form of Underwriting Agreement.
 3.1+                   Amended and Restated Articles of Incorporation of
                        Omnicell.com.
 3.2+                   Certificate of Amendment of Amended and Restated Articles of
                        Incorporation of Omnicell.com.
 3.3+                   Certificate of Incorporation of Omnicell.com to be effective upon reincorporation in Delaware.
 3.4+                   Amended and Restated Certificate of Incorporation of
                        Omnicell.com to be filed following the closing of the
                        offering.
 3.5+                   Bylaws of Omnicell.com.
 3.6+                   Bylaws of Omnicell.com to be effective upon reincorporation in Delaware.
 4.1*                   Form of Common Stock Certificate.
 4.2+                   Amended and Restated Investor Rights Agreement, dated
                        January 20, 2000.
 4.3+                   Warrant Agreement, dated September 30, 1993, between
                        Omnicell.com and Comdisco, Inc.

       EXHIBIT
       NUMBER                             DESCRIPTION OF DOCUMENT
       -------                            -----------------------
 4.4+                   Warrant Agreement, dated January 23, 1995, between
                        Omnicell.com and Comdisco, Inc.
 4.5+                   Warrant Agreement, dated July 7, 1995, between Omnicell.com and Comdisco, Inc.
 4.6+                   Warrant Agreement, dated September 29, 1995, between
                        Omnicell.com and Comdisco, Inc.
 4.7+                   Convertible Promissory Note, dated October 1, 1999.
 5.1*                   Opinion of Cooley Godward LLP, counsel to Omnicell.com.
10.1+                   Real Property Lease, dated September 24, 1999, between W.F.
                        Baton & Co., Inc. and Omnicell.com, as amended.
10.2+                   Real Property Lease, effective July 1, 1999, between
                        Omnicell.com and Amli Commercial Properties Limited
                        Partnership.
10.3+                   Real Property Lease, dated April 3, 1996, between O'Donnell
                        Palo Alto Associates and Omnicell.com.
10.4+                   Real Property Lease, dated March 25, 1994, between W.F.
                        Batton & Co., Inc. and Omnicell.com, as amended.
10.5+                   Master Assignment Agreement and Master Sales Agreement,
                        dated September 29, 1994, between Americorp Financial, Inc.
                        and Omnicell.com, as amended.
10.6+                   Group Purchasing Agreement, effective June 1, 1997, between
                        Premier Purchasing Partners, L.P., and Omnicell.com.
10.7+                   Letter Agreement, dated June 27, 1997, between the
                        University Health System Consortium Services Corporation and
                        Omnicell.com.
10.8+                   Federal Supply Schedule Contract No. V797P-3406k, effective
                        August 7, 1997, between the Department of Veterans Affairs and Omnicell.com.
10.9+                   Asset Purchase Agreement dated December 18, 1998, between
                        Omnicell.com and Baxter Healthcare Corporation, as amended.
10.10+                  Loan and Security Agreement and Standby Facility Agreement,
                        dated January 27, 2000, between Silicon Valley Bank and
                        Omnicell.com.
10.11**+                Vertical Hosted License Agreement, dated August 21, 1999,
                        between Omnicell.com and Commerce One, as amended.
10.12+                  Form of Director and Officer Indemnification Agreement.
10.13+                  1992 Equity Incentive Plan, as amended.
10.14+                  1995 Management Stock Option Plan.
10.15+                  1997 Employee Stock Purchase Plan, as amended.
10.16+                  1999 Equity Incentive Plan, as amended.
10.17+                  Program Agreement, dated June 7, 1999, between General
                        Electric Company and Omnicell.com.
10.18+                  Employment Agreement, dated December 13, 1993, between
                        Omnicell.com and Sheldon D. Asher.
10.19**                 Strategic Alliance Agreement, dated April 17, 2000, between
                        Omnicell.com and PricewaterhouseCoopers LLP.
10.20**                 Strategic Alliance Agreement, dated June 6, 2000, between
                        Omnicell.com and Promedix.com, Inc.
21.1+                   Subsidiaries of Omnicell.com
23.1                    Consent of Ernst & Young LLP, independent auditors.
23.2                    Consent of PricewaterhouseCoopers LLP, independent
                        accountants.

       EXHIBIT
       NUMBER                             DESCRIPTION OF DOCUMENT
       -------                            -----------------------
23.3*                   Consent of Cooley Godward LLP. Reference is made to
                        Exhibit 5.1.
24.1+                   Powers of Attorney. Reference is made to Page II-5.
27.1                    Financial Data Schedule.


------------------------

*   To be filed by amendment.

**  Confidential treatment requested.


+   Previously filed.


(b) Financial Statement Schedules.

                                                                ADDITIONS
                                                         -----------------------
                                           BALANCE AT    CHARGED TO   CHARGED TO                BALANCE
                                          BEGINNING OF   COSTS AND      OTHER                    END OF
DESCRIPTION                                  PERIOD       EXPENSES     ACCOUNT     DEDUCTIONS    PERIOD
-----------                               ------------   ----------   ----------   ----------   --------
Year ended December 31, 1997 allowance
  for doubtful accounts.................    $159,783       $60,000           --      $1,415(1)  $218,368
Year ended December 31, 1998 allowance
  for doubtful accounts.................     218,368        60,000           --          --      278,368
Year ended December 31, 1999 allowance
  for doubtful accounts.................     278,368        60,000           --          --      338,368

------------------------

(1) Uncollectible accounts written off.

    All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

ITEM 17.  UNDERTAKINGS.

    The Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
       (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on the 13th day of June, 2000.


                                                       OMNICELL.COM

                                                       By:             /s/ SHELDON D. ASHER
                                                            -----------------------------------------
                                                                         Sheldon D. Asher
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                 SIGNATURES                                  TITLE                        DATE
                 ----------                                  -----                        ----
            /s/ SHELDON D. ASHER               President and Chief Executive
    ------------------------------------         Officer and Director (PRINCIPAL     June 13, 2000
              Sheldon D. Asher                   EXECUTIVE OFFICER)

          /s/ ROBERT Y. NEWELL, IV             Vice President and Chief Financial
    ------------------------------------         Officer (PRINCIPAL FINANCIAL AND    June 13, 2000
            Robert Y. Newell, IV                 ACCOUNTING OFFICER)

                      *
    ------------------------------------       Chairman of the Board and Director    June 13, 2000
              Randall A. Lipps

                      *
    ------------------------------------       Director                              June 13, 2000
              Gordon V. Clemons

                      *
    ------------------------------------       Director                              June 13, 2000
          Christopher J. Dunn, M.D.

                      *
    ------------------------------------       Director                              June 13, 2000
            Frederick J. Dotzler

                      *
    ------------------------------------       Director                              June 13, 2000
               Randall A. Hack

                      *
    ------------------------------------       Director                              June 13, 2000
            Benjamin A. Horowitz

                 SIGNATURES                                  TITLE                        DATE
                 ----------                                  -----                        ----
                      *
    ------------------------------------       Director                              June 13, 2000
               Kevin L. Roberg

                      *
    ------------------------------------       Director                              June 13, 2000
             John D. Stobo, Jr.

                      *
    ------------------------------------       Director                              June 13, 2000
           William H. Younger, Jr.



*                /s/ SHELDON D. ASHER
          ----------------------------------
                   Sheldon D. Asher
                   ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                               DESCRIPTION OF DOCUMENT
-------            ------------------------------------------------------------
 1.1*              Form of Underwriting Agreement.

 3.1+              Amended and Restated Articles of Incorporation of
                   Omnicell.com.

 3.2+              Certificate of Amendment of Amended and Restated Articles of
                   Incorporation of Omnicell.com.

 3.3+ Certificate of Incorporation of Omnicell.com to be effective upon reincorporation in Delaware.

 3.4+              Amended and Restated Certificate of Incorporation of
                   Omnicell.com to be filed following the closing of the offering.

 3.5+              Bylaws of Omnicell.com.

 3.6+ Bylaws of Omnicell.com to be effective upon reincorporation in Delaware.

 4.1*              Form of Common Stock Certificate.

 4.2+              Amended and Restated Investor Rights Agreement dated
                   January 20, 2000.

 4.3+              Warrant Agreement, dated September 30, 1993, between
                   Omnicell.com and Comdisco, Inc.

 4.4+              Warrant Agreement, dated January 23, 1995, between
                   Omnicell.com and Comdisco, Inc.

 4.5+ Warrant Agreement, dated July 7, 1995, between Omnicell.com and Comdisco, Inc.

 4.6+              Warrant Agreement, dated September 29, 1995, between
                   Omnicell.com and Comdisco, Inc.

 4.7+              Convertible Promissory Note, dated October 1, 1999.

 5.1*              Opinion of Cooley Godward LLP, counsel to Omnicell.com.

10.1+              Real Property Lease, dated September 24, 1999, between W.F.
                   Baton & Co., Inc. and Omnicell.com, as amended.

10.2+              Real Property Lease, effective July 1, 1999, between
                   Omnicell.com and Amli Commercial Properties Limited
                   Partnership.

10.3+              Real Property Lease, dated April 3, 1996, between O'Donnell
                   Palo Alto Associates and Omnicell.com.

10.4+              Real Property Lease, dated March 25, 1994, between W.F.
                   Batton & Co., Inc. and Omnicell.com, as amended.

10.5+ Master Assignment Agreement and Master Sales Agreement, dated September 29, 1994, between Americorp Financial, Inc.
                   and Omnicell.com, as amended.

10.6+              Group Purchasing Agreement, effective June 1, 1997, between
                   Premier Purchasing Partners, L.P., and Omnicell.com.

10.7+              Letter Agreement, dated June 27, 1997, between the
                   University Health System Consortium Services Corporation and
                   Omnicell.com.

10.8+              Federal Supply Schedule Contract No. V797P-3406k, effective
                   August 7, 1997, between the Department of Veterans Affairs and Omnicell.com.

10.9+              Asset Purchase Agreement dated December 18, 1998, between
                   Omnicell.com and Baxter Healthcare Corporation, as amended.

10.10+ Loan and Security Agreement and Standby Facility Agreement, dated January 27, 2000, between Silicon Valley Bank and
                   Omnicell.com.

10.11**+ Vertical Hosted License Agreement, dated August 21, 1999, between Omnicell.com and Commerce One, as amended.

EXHIBIT
NUMBER                               DESCRIPTION OF DOCUMENT
-------            ------------------------------------------------------------
10.12+             Form of Director and Officer Indemnification Agreement.

10.13+             1992 Equity Incentive Plan, as amended.

10.14+             1995 Management Stock Option Plan.

10.15+             1997 Employee Stock Purchase Plan, as amended.

10.16+             1999 Equity Incentive Plan, as amended.

10.17+             Program Agreement, dated June 7, 1999, between General
                   Electric Company and Omnicell.com.

10.18+             Employment Agreement, dated December 13, 1993, between
                   Omnicell.com and Sheldon D. Asher.

10.19**            Strategic Alliance Agreement, dated April 17, 2000, between
                   Omnicell.com and PricewaterhouseCoopers LLP.

10.20**            Strategic Alliance Agreement, dated June 6, 2000, between
                   Omnicell.com and Promedix.com, Inc.

21.1+              Subsidiaries of Omnicell.com

23.1               Consent of Ernst & Young LLP, independent auditors.

23.2 Consent of PricewaterhouseCoopers LLP, independent accountants.

23.3*              Consent of Cooley Godward LLP. Reference is made to
                   Exhibit 5.1.

24.1+              Powers of Attorney. Reference is made to Page II-5.

27.1               Financial Data Schedule.


------------------------

*   To be filed by amendment.

**  Confidential treatment requested.


+   Previously filed.